Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129685

SABA SOFTWARE, INC.

2400 Bridge Parkway

Redwood Shores, CA 94065

To the Stockholders of Saba Software, Inc.

Merger Proposal—Your Vote is Very Important

Dear Saba Software, Inc. Stockholders:

We are pleased to report that on October 5, 2005, the boards of directors of Saba Software, Inc. and Centra Software, Inc. unanimously approved a definitive agreement and plan of reorganization, pursuant to which a wholly-owned subsidiary of Saba would be merged with and into Centra, with Centra being merged with and into another wholly-owned subsidiary of Saba immediately thereafter.

As a result of the merger, each share of Centra common stock will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Accordingly, the value and the number of shares of Saba common stock that Centra stockholders will receive in the merger will vary depending upon the market price of Saba common stock and the number of shares of Centra common stock outstanding at the time of the consummation of the merger. Saba common stock is listed on the Nasdaq National Market under the trading symbol “SABA,” and on December 16, 2005, Saba common stock closed at $4.16 per share. Based on the number of shares of common stock of Saba and Centra outstanding on December 16, 2005, the former stockholders of Centra will own approximately 36% of Saba common stock after the merger.

Centra and Saba cannot complete the merger unless Saba stockholders, holding a majority of the votes present and voting at a special meeting of Saba stockholders, approve the issuance of Saba common stock pursuant to the merger. Holders of approximately 30% of the outstanding shares of Saba common stock entered into voting agreements with Centra. Under the voting agreements, these stockholders agreed to vote their Saba shares in favor of the merger Your vote is very important. Whether or not you plan to attend your stockholders’ meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

After careful consideration, the Saba Board of Directors determined the merger to be advisable and unanimously approved the merger agreement, the merger and the issuance of Saba common stock in the merger. The Saba Board of Directors unanimously recommends that you vote “FOR” the proposed issuance of Saba common stock pursuant to the merger.

A copy of our annual report on Form 10-K for the year ended May 31, 2005 and a copy of our quarterly report on Form 10-Q for the quarter ended August 31, 2005 accompany this prospectus/proxy statement.

This document provides you with information concerning Saba, Centra and the merger. Please give all of the information contained in this document your careful attention. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 17 of this document.

Saba sincerely appreciates your interest in, and consideration of, this matter.

Sincerely,

/s/ Bobby Yazdani
Chairman of the Board and Chief Executive Officer Saba Software, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This document is dated December 20, 2005 and is first being mailed to the Saba stockholders on or about December 23, 2005.

SABA SOFTWARE, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TIME:	10:00 a.m., Pacific Time

DATE:	January 26, 2006

PLACE:	2400 Bridge Parkway
Redwood Shores, CA 94065

PURPOSE:	To consider and vote on the issuance of Saba common stock pursuant to the proposed merger of Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, with and into Centra Software, Inc., a Delaware corporation, with Centra merging with and into Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, immediately thereafter.

TO THE STOCKHOLDERS OF SABA SOFTWARE, INC.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Saba Software, Inc., a Delaware corporation, will be held on January 26, 2006, at 10:00 a.m., Pacific Time, at its offices located at 2400 Bridge Parkway, Redwood Shores, California 94065, for the following purposes, as more fully described in the document accompanying this Notice:

1. To consider and vote upon a proposal to issue Saba common stock pursuant to the Agreement and Plan of Reorganization, dated October 5, 2005, by and among Saba, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, and Centra Software, Inc., a Delaware corporation (see Annex A). Under the terms of the definitive merger agreement, (i) Spruce Acquisition Corporation would merge with and into Centra, with Centra as the surviving corporation, and (ii) immediately thereafter, Centra would merge with and into Spruce Acquisition, LLC, with Spruce Acquisition, LLC as the surviving company. As a result of the merger of Spruce Acquisition Corporation with and into Centra, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash.

2. To grant Saba management the discretionary authority to adjourn the special meeting, if necessary, in order to enable the Saba board of directors to solicit additional proxies in favor of the merger.

3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on December 16, 2005 are entitled to notice of, and to vote at, the special meeting. The stock transfer books will not be closed between the record date and the date of the meeting. A list of stockholders entitled to vote at the special meeting will be available for inspection at the executive offices of Saba.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy as promptly as possible in the envelope enclosed for your convenience. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares will be voted. You may revoke your proxy at any time prior to the special meeting. If you attend the special meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the special meeting will be counted.

By Order of the Board of Directors

/s/ Bobby Yazdani
Chairman and Chief Executive Officer Saba Software, Inc.

Redwood Shores, California

December 20, 2005

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED DOCUMENT CAREFULLY. TO ENSURE THAT YOUR SHARES ARE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

CENTRA SOFTWARE, INC.

430 Bedford Street,

Lexington, MA 02420

To the Stockholders of Centra Software, Inc.

Merger Proposal—Your Vote is Very Important

Dear Centra Software, Inc. Stockholders:

We are pleased to report that on October 5, 2005, the boards of directors of Centra Software, Inc. and Saba Software, Inc. unanimously approved a definitive agreement and plan of reorganization, pursuant to which a wholly-owned subsidiary of Saba would be merged with and into Centra, with Centra being merged with and into another wholly-owned subsidiary of Saba immediately thereafter.

As a result of the merger, each share of Centra common stock will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Accordingly, the value and the aggregate number of shares of Saba common stock that Centra stockholders will receive in the merger will vary depending upon the market price of Saba common stock and the number of shares of Centra common stock outstanding at the time of the consummation of the merger. Saba common stock is listed on the Nasdaq National Market under the trading symbol “SABA,” and on December 16, 2005, the last sale price of per share Saba common stock was $4.16. Based on the number of shares of common stock of Saba and Centra outstanding on December 16, 2005, after the merger the former stockholders of Centra will own approximately 36% of Saba common stock.

Saba and Centra cannot complete the merger unless Centra stockholders holding a majority of the outstanding shares of Centra approve the merger agreement and the merger. Holders of approximately 12% of the outstanding shares of Centra have entered into a voting agreement with Saba, under which they have agreed to vote their Centra shares in favor of the merger. The merger and the merger agreement will be approved if only an additional approximately 38% of the shares of Centra vote in favor of the merger and the merger agreement. Your vote is very important. Whether or not you plan to attend your stockholders’ meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

After careful consideration, the Centra Board of Directors determined the merger to be advisable and unanimously approved the merger agreement and the merger. The Centra Board of Directors unanimously recommends that you vote “FOR” the proposed merger and the merger agreement.

A copy of our annual report on Form 10-K for the year ended December 31, 2004 and a copy of our quarterly report on Form 10-Q for the quarter ended September 30, 2005 accompany this prospectus/proxy statement.

This document provides you with information concerning Saba, Centra and the merger. Please give all of the information contained in this document your careful attention as an investment in Saba common stock involves risk. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 17 of this document.

Centra sincerely appreciates your interest in and consideration of this matter.

Sincerely,

/s/ Leon Navickas
Leon Navickas Chief Executive Officer Centra Software, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Saba securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated December 20, 2005 and is first being mailed to the Centra stockholders on or about December 23, 2005.

CENTRA SOFTWARE, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TIME:	10:00 a.m., Eastern Time

DATE:	January 26, 2006

PLACE:	Centra Software, Inc.
430 Bedford Street
Lexington, MA 02420

PURPOSE:	To consider and vote on the proposed merger of Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba Software, Inc., a Delaware corporation, with and into Centra Software, Inc., a Delaware corporation.

TO THE STOCKHOLDERS OF CENTRA SOFTWARE, INC.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Centra Software, Inc., a Delaware corporation, will be held on January 26, 2006, at 10:00 a.m., Eastern Time, at our offices located at 430 Bedford Street, Lexington, MA 02420, for the following purposes, as more fully described in the document accompanying this Notice:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated October 5, 2005, by and among Saba, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, and Centra Software, Inc. (see Annex A). Under the terms of the definitive merger agreement, (i) Spruce Acquisition Corporation would merge with and into Centra, with Centra as the surviving corporation, and (ii) immediately thereafter, Centra would merge with and into Spruce Acquisition, LLC, with Spruce Acquisition, LLC as the surviving company. As a result of the merger of Spruce Acquisition Corporation with and into Centra, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

2. To grant Centra management the discretionary authority to adjourn the special meeting, if necessary, in order to enable the Centra board of directors to solicit additional proxies in favor of the merger.

3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on December 20, 2005 are entitled to notice of and to vote at the special meeting. A list of stockholders entitled to vote at the special meeting will be available for inspection at the executive offices of Centra Software, Inc.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy as promptly as possible in the envelope enclosed for your convenience. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares will be voted.

Pursuant to the Delaware General Corporation Law, holders of outstanding shares of common stock of Centra Software, Inc. who do not vote in favor of the approval of the merger and the merger agreement and who comply with the requirements of Section 262 of the Delaware General Corporation Law will have, if the merger is consummated, the right to seek appraisal of their shares of Centra common stock. For a more complete description of such appraisal rights, see “The Merger—Appraisal Rights” beginning on page 76 in the accompanying document.

By Order of the Centra Software, Inc. Board of Directors

/s/ Leon Navickas
Leon Navickas Chief Executive Officer and Director

Lexington, Massachusetts

December 20, 2005

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED DOCUMENT CAREFULLY. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

DOCUMENTS INCORPORATED BY REFERENCE

This joint proxy statement/prospectus incorporates by reference important business and financial information that is not presented in or delivered with this document.

The SEC allows us to “incorporate by reference” information into this document, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in or omitted from this document, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document. This document incorporates by reference the documents described below that we have previously filed with the SEC. These documents contain important information about Saba and Centra.

The following documents that Saba previously filed with the SEC are incorporated herein by reference:

•	Saba’s Form 10-K for the year ended May 31, 2005 filed on August 29, 2005;

•	Saba’s Form 10-Q for the quarter ended August 31, 2005 filed on October 17, 2005;

•	Saba’s Form 8-K/A filed on July 19, 2005;

•	Saba’s Form 8-K filed on September 22, 2005;

•	Saba’s Form 8-K filed on October 6, 2005; and

•	Saba’s Form 8-K filed on November 14, 2005.

The following documents that Centra previously filed with the SEC are incorporated herein by reference:

•	Centra’s Form 10-K for the year ended December 31, 2004 filed on March 16, 2005;

•	Centra’s Form 10-Q for the quarter ended March 31, 2005 filed on May 9, 2005;

•	Centra’s Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005;

•	Centra’s Form 10-Q for the quarter ended September 30, 2005 filed on November 9, 2005;

•	Centra’s Form 8-K filed on February 18, 2005;

•	Centra’s Form 8-K filed on March 8, 2005;

•	Centra’s Form 8-K filed on April 7, 2005;

•	Centra’s Form 8-K filed on May 4, 2005;

•	Centra’s Form 8-K filed on June 8, 2005;

•	Centra’s Form 8-K filed on June 20, 2005;

•	Centra’s Form 8-K filed on July 20, 2005;

•	Centra’s Form 8-K filed on October 6, 2005; and

•	Centra’s Form 8-K filed on October 11, 2005.

We have not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

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WHERE YOU CAN FIND MORE INFORMATION

The documents incorporated by reference into this joint proxy statement/prospectus are available from us upon request. We will provide a copy of any and all information that is incorporated by reference in this joint proxy statement/prospectus not including exhibits to the information unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus, to you, without charge, upon written or oral request. You should make any request for documents by January 13, 2006 to ensure timely delivery of the documents.

Requests relating to Saba should be directed to:

Saba Software, Inc.

Investor Relations

2400 Bridge Parkway

Redwood Shores, California 94065

(650) 581-2500

Requests relating to Centra should be directed to:

Centra Software, Inc.

Investor Relations

430 Bedford Street

Lexington, Massachusetts 02420

(781) 861-7000

Saba and Centra are required to file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information in person at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E. , Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Saba and Centra, that file electronically with the SEC. The address of that site is http://www.sec.gov.

Saba has filed a registration statement on Form S-4 to register with the SEC the Saba securities to be issued pursuant to the transaction. This document is a part of that registration statement. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain a copy of the Form S-4, and any amendments to that document, in the manner described above.

This document constitutes part of the registration statement on Form S-4 filed with the SEC by Saba Software, Inc. This document does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this document as to certain of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. This information is available at the Internet website that the SEC maintains at http://www.sec.gov, as well as from other sources, including from Saba at the address provided below.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Saba common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation or an offer or proxy solicitation in that jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated by reference or in our affairs since the date of this joint proxy statement/prospectus.

Saba® is a registered trademark of Saba Software, Inc. Centra® and the Centra logo are registered trademarks of Centra in the United States and other countries. All other trade names and trademarks appearing in this document are the property of their holders.

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iii

TABLE OF CONTENTS—(Continued)

Page
Representations and Warranties	79
Conduct of Saba’s and Centra’s Business before Completion of the Merger	81
Conduct of Centra’s Business before Completion of the Merger	81
Limitation on Centra’s Ability to Consider Other Acquisition Proposals	82
Recommendation of the Board of Directors	83
Centra’s Employee Benefit Plans	83
Treatment of Centra Stock Options	84
Indemnification and Directors and Officers Insurance	84
Conditions to Completion of the Merger	84
Termination of the Merger Agreement	85
Expenses; Payment of Termination Fees	85
Extension, Waiver and Amendment	85
Restrictions on the Ability to Sell Saba Stock	86
Operations After the Merger	86

THE VOTING AGREEMENTS	86

ADJOURNMENT OF THE SPECIAL MEETING	89

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF SABA SOFTWARE, INC. AND CENTRA SOFTWARE, INC	91

DESCRIPTION OF SABA CAPITAL STOCK	98

COMPARATIVE RIGHTS OF SABA STOCKHOLDERS AND CENTRA STOCKHOLDERS	100

STOCKHOLDER PROPOSALS	107

LEGAL MATTERS	107

EXPERTS	108

ANNEX A AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG SABA SOFTWARE, INC. SPRUCE ACQUISITION CORPORATION SPRUCE ACQUISITION, LLC AND CENTRA SOFTWARE, INC. OCTOBER 5, 2005	A-1
ANNEX B FORM OF STOCKHOLDER VOTING AGREEMENTS	B-1
ANNEX C OPINION OF BANC OF AMERICA SECURITIES LLC	C-1
ANNEX D OPINION OF JEFFERIES BROADVIEW	D-1
ANNEX E SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	E-1

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving a joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Saba or Centra, and thus you may be entitled to vote at such company’s special meeting. This document serves as both a joint proxy statement of Saba and Centra, used to solicit proxies for the special meetings, and as a prospectus of Saba, used to offer shares of Saba common stock to Centra stockholders as part of the merger consideration Centra stockholders would receive as a result of the merger.

Q:	Who is Saba?

A:	Saba is the leading provider of human capital management solutions, which are designed to increase organizational performance through the implementation of a management system for aligning goals, developing and motivating people and measuring results. Saba’s solutions can help large enterprises to align their workforce around the organization’s business objectives, efficiently manage regulatory compliance, increase sales and channel readiness, accelerate time-to-competency of people across the extended enterprise, increase speed of customer acquisition, shorten the time-to-market of new products and increase visibility into organizational performance. Saba’s leadership position is supported by publicly available reports published by independent, third-party analysts that research vendors in Saba’s industry and rank them based on a number of factors, including product offerings, technology and customer base.

Q:	Who is Centra?

A:	Centra provides software and services for online learning and training. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. Centra’s customers can use its solutions to deliver hands-on training and support of new software applications, expand training and certification to employees and external channel partners, and support change management activities. In addition, Centra offers consulting, education, content creation and support services that enable its customers to successfully implement, deploy and support its products and solutions throughout their organizations.

Q:	Why are Saba and Centra proposing the merger?

A:	The boards of directors of Saba and Centra believe that this merger will create a stronger, more competitive company, capable of achieving greater financial strength, market share, operating efficiencies, technology development, earning power and growth potential than either company would have on its own.

Q:	What will happen in the transaction?

A:	The companies will combine their businesses through the proposed mergers, in which a wholly-owned subsidiary of Saba will merge with and into Centra, immediately following which Centra will merge with and into another wholly-owned subsidiary of Saba. The surviving company in this second merger will continue as a wholly-owned subsidiary of Saba. Centra stockholders will become stockholders of the combined company because they will receive Saba common stock and cash for their Centra shares of common stock. The two mergers described above will be referred to in this document collectively as the “merger,” or the “transaction.”

Q:	What will Centra stockholders receive in exchange for their shares of Centra common stock?

A:	In the merger, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Accordingly, the value and the number of shares of Saba common stock that Centra stockholders will receive in the merger will vary depending upon the market price of Saba common stock and the number of shares of Centra common stock outstanding at the time of the consummation of the merger.

Q:	How long will it take to complete the merger?

A:	The merger will occur after the approvals of Saba and Centra stockholders are obtained and the other conditions to the merger are satisfied or waived. Subject to such stockholder approvals and other conditions to the merger, the merger is expected to be completed in Saba’s third fiscal quarter ending February 28, 2006 and Centra’s first quarter ending March 31, 2006.

Q:	Do Saba and Centra have the right to terminate the merger agreement based upon their stock prices?

A:	No. The exchange ratio is fixed and, subject to satisfaction of the conditions to closing the merger, neither Saba nor Centra has the right to “walk away” from the transaction based on the fact that its or the other party’s stock price increases or decreases.

Q:	How will the merger affect Centra stock options?

A:	Centra option holders may exercise their vested stock options through the closing of the merger (targeted to be during Saba’s third quarter ending February 28, 2006 and Centra’s first quarter ending March 31, 2006). Additionally, all unvested Centra options will become exercisable immediately prior to the closing of the merger. After the closing of the merger, all unexercised Centra stock options will be cancelled.

Q:	Will Centra stockholders be able to trade the Saba common stock they receive in the merger?

A:	Yes. The Saba common stock will be listed on the Nasdaq Stock Market under the symbol “SABA.” Certain persons who are deemed affiliates of Centra will be required to comply with Rule 145 under the Securities Act if they sell their shares of Saba common stock received in the merger.

Q:	What vote is required to approve the merger?

A:	For Centra, the merger will require the affirmative vote of holders of a majority of the shares of Centra common stock issued and outstanding on the record date. For Saba, approval of the proposal to issue shares of Saba common stock in the merger will require the affirmative vote of holders of a majority of the shares of Saba common stock present and entitled to vote at the Saba special meeting.

Q:	Are Centra stockholders entitled to appraisal rights?

A:	Yes. Centra stockholders will have appraisal rights under Delaware law in connection with the merger. Any Centra stockholder who has not voted shares of Centra common stock in favor of the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of Centra common stock in lieu of the cash and Saba common stock provided for in the merger agreement. The value of the Centra common stock for this purpose will exclude any impact on value arising from, or expected to arise from, the merger. In order for the holder of Centra common stock to exercise its right to an appraisal, if any, such holder must deliver to Centra a written demand for an appraisal of the shares of Centra common stock prior to the time the vote is taken on the merger agreement at the Centra stockholder meeting as provided by Delaware law. For more detail, see “The Merger—Appraisal Rights” on page 76.

Q:	Are Saba stockholders entitled to appraisal rights?

A:	No.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. We have set out in the section entitled “Risk Factors” beginning on page 17 of this document a number of risk factors that you should consider in connection with the merger.

Q:	How will Centra fit into Saba after the merger?

A:	Centra will merge with and into Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, and will operate as a wholly-owned subsidiary of Saba. Employees of Centra who are retained by Saba will become employees of the surviving company or of Saba.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document. You should then complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares will be represented at the stockholder meeting.

Q:	What do I do to vote on the merger?

A:	Following your review of this document, complete and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible so that your shares can be voted at the Centra stockholder meeting at which the merger agreement and the merger will be presented and voted upon or the Saba stockholder meeting at which issuance of Saba securities will be voted upon. You may also attend the stockholder meeting and vote in person instead of submitting a proxy.

Q:	What happens if I return my proxy card but don’t indicate how to vote?

A:	If you sign your proxy properly, but do not include instructions on how to vote, your shares will be voted FOR each of the proposals, including approval of the merger agreement and the merger (for Centra stockholders), the issuance of Saba securities (for the Saba stockholders), and the related merger transactions.

Q:	What happens if I don’t return a proxy card at all?

A:	If you are a Centra stockholder, not returning your proxy card will have the same effect as voting against approval of the merger agreement, the merger and the related transactions. If you are a Saba stockholder, assuming a quorum is present at the Saba special meeting, not returning your proxy card will have no effect on approval of the issuance of Saba securities to the Centra stockholders.

Q:	Can I change my vote after I mail my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can change your vote in one of three ways. First, you can send a written notice to Saba or Centra, as applicable, stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card reflecting a later date. If you choose to change your vote by either of these two methods, you must submit your notice of revocation or your new proxy before the vote at the stockholder meeting to the applicable address on page 41 of this document if you are a Saba stockholder or page 43 of this document if you are a Centra stockholder. Third, you can attend the stockholder meeting and vote in person.

Q:	If my broker holds my shares in street name, will my broker vote my shares for me?

A:	Yes, but your broker will not be able to vote your shares without instructions from you. If you have instructed a broker to vote your shares and want to change your instructions, you must follow directions received from your broker to do so.

Q:	Should I send in my stock certificates now?

A:	No, do not send in your stock certificates now. After the consummation of the merger, Saba will send Centra stockholders written instructions on how to exchange their Centra stock certificates for new Saba certificates.

Q:	Where can I find more information about Saba and Centra?

A:	You can find more information about Saba and Centra in the section entitled “Where You Can Find More Information,” on page ii of this document.

Q:	Who can help answer questions about the merger?

A:	If you are a Saba stockholder with questions about the merger or voting your shares, please contact:

Saba Software, Inc.

Investor Relations

2400 Bridge Parkway

Redwood Shores, California 94065

(650) 581-2500

If you are a Centra stockholder with questions about the merger or voting your shares, please contact:

Centra Software, Inc.

Investor Relations

430 Bedford Street

Lexington, Massachusetts 02420

(781) 861-7000

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers or that are incorporated by reference herein in order to understand fully the merger. The merger agreement is attached as Annex A to this document. Saba and Centra encourage you to read the merger agreement in its entirety as it is the legal document that governs the merger and related transactions. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page ii of this document.

The Companies

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, CA 94065

Telephone: (650) 696-3840

http://www.saba.com

Saba is the leading provider of human capital management solutions, which are designed to increase organizational performance through the implementation of a management system for aligning goals, developing and motivating people and measuring results. Saba’s solutions can help large enterprises to align their workforce around the organization’s business objectives, efficiently manage regulatory compliance, increase sales and channel readiness, accelerate time-to-competency of people across the extended enterprise, increase speed of customer acquisition, shorten time-to-market of new products and increase visibility into organizational performance. Saba’s leadership position is supported by publicly available reports published by independent, third-party analysts that research vendors in Saba’s industry and rank them based on a number of factors, including product offerings, technology and customer base.

Spruce Acquisition Corporation c/o Saba Software, Inc. 2400 Bridge Parkway Redwood Shores, CA 94065	Spruce Acquisition, LLC c/o Saba Software, Inc. 2400 Bridge Parkway Redwood Shores, CA 94065

Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, was incorporated on October 3, 2005 in the State of Delaware. Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, was formed on September 22, 2005 in the State of Delaware. These companies have not engaged in any operations and exist solely to facilitate this transaction. Therefore, although they will be parties to the merger, when we discuss the merger in this document, we generally refer only to Saba.

Centra Software, Inc.

430 Bedford Street

Lexington, MA 02420

Telephone: (781) 861-7000

http://www.centra.com

Centra provides software and services for online learning and training. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. Centra’s customers can use its solutions to deliver hands-on training and support of new software applications, expand training and certification to employees and external channel partners, and support change management activities. In addition, Centra offers consulting, education, content creation and support services that enable its customers to successfully implement, deploy and support its products and solutions throughout their organizations.

The Transaction

The Merger (See page 44)

Saba and Centra are proposing a business combination transaction in which each share of Centra common stock will be converted into the right to receive (a) 0.354 of shares of Saba common stock and (b) $0.663 in cash. The exchange ratio is described in more detail in the section titled “The Merger—General Description of the Merger and Conversion of Centra Common Stock” beginning on page 44 of this document. The transaction will involve two mergers. First, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, will merge with and into Centra. In the second merger, Centra will merge with and into Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba.

Exchange of Stock Certificates (See page 77)

After the merger is completed, Centra stockholders will receive a letter of transmittal that will provide instructions on how to exchange their Centra stock certificates for new Saba stock certificates.

Please do not send your Centra common stock certificates at this time.

Saba Stockholder Meeting (See page 38)

Under the rules of the Nasdaq National Market, Saba stockholders must vote to approve the issuance of Saba securities pursuant to the merger in order for Saba and Centra to complete the merger.

The Saba stockholder meeting will be held at 10:00 a.m. on January 26, 2006 at the offices of Saba, located at 2400 Bridge Parkway, Redwood Shores, CA 94065. At the stockholder meeting, Saba stockholders will be asked to vote to approve the issuance of Saba securities pursuant to the merger.

Record holders of Saba common stock at the close of business on December 16, 2005, which is the record date for the Saba meeting, may vote, or submit a proxy to vote, at the Saba meeting. Saba stockholders who return a proxy may revoke it at any time before the vote at the Saba meeting by sending a later-dated proxy or a written notice revoking the proxy to the secretary of Saba, or by attending the meeting and voting in person.

Centra Stockholder Meeting (See page 38)

Under Delaware law, Centra stockholders must vote to approve the merger agreement and the merger in order for Centra and Saba to consummate the merger.

The Centra stockholder meeting will be held at 10:00 a.m. on January 26, 2006 at Centra’s offices, located at 430 Bedford Street, Lexington, MA 02420. At the stockholder meeting, Centra stockholders will be asked to vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Record holders of Centra common stock at the close of business on December 20, 2005, which is the record date for the Centra stockholder meeting, may vote, or submit a proxy to vote, at the Centra stockholder meeting. Centra stockholders who return a proxy may revoke it at any time before the vote at the Centra stockholder meeting by sending a later-dated proxy or a written notice revoking the proxy to the secretary of Centra or by attending the meeting and voting in person.

Vote Required (See pages 39-40)

Saba. Holders of a majority of the shares of Saba common stock present in person or by proxy and entitled to vote at the Saba stockholder meeting must vote to approve the issuance of Saba securities pursuant to the merger.

Holders of approximately 30% of the outstanding shares of Saba have entered into voting agreements with Centra, under which they agreed to vote their shares of Saba common stock in favor of the merger. For more information about the terms of the voting agreement, please see the section of this document titled “The Voting Agreements” beginning on page 86.

Centra. Holders of a majority of the shares of Centra common stock issued and outstanding on December 20, 2005, the record date for the Centra stockholder meeting, must vote to approve the merger agreement and the merger. Centra’s stockholders are entitled to cast one vote for each share of Centra common stock they owned as of December 20, 2005. If a Centra stockholder does not send in a completed proxy, or attend the stockholder meeting to vote shares of Centra common stock in person, the effect will be the same as a vote against the merger.

Holders of approximately 12% of the outstanding shares of Centra have entered into voting agreements with Saba, under which they agreed to vote their shares of Centra common stock in favor of the merger. The merger and the merger agreement will be approved if only an additional approximately 38% of the shares of Centra vote in favor of the merger and the adoption of the merger agreement.

For more information about the terms of the voting agreements, please see the section of this document titled “The Voting Agreements” beginning on page 86.

Recommendation to Centra Stockholders (See page 39)

After careful consideration, Centra’s board of directors unanimously approved the merger agreement and the merger, determined that the merger is advisable, and unanimously resolved to recommend that Centra stockholders vote to approve the merger agreement and the merger as required under Delaware law.

THE CENTRA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CENTRA COMMON STOCK APPROVE THE MERGER AGREEMENT AND THE MERGER.

Opinion of Centra’s Financial Advisor (See page 51)

On October 4, 2005, Jefferies Broadview met with the board of directors of Centra and reviewed with them its financial analysis of the proposed merger. On October 5, 2005, Jefferies Broadview delivered to the board of directors of Centra its opinion, that, as of October 5, 2005, and based upon and subject to the considerations and limitations set forth in the opinion, the aggregate consideration to be received by holders of Centra common stock in the merger is fair from a financial point of view to such holders. The full text of the written opinion of Jefferies Broadview, which sets forth the procedures followed, assumptions made, general procedures followed, matters considered and limits on review undertaken, has been attached as Annex D to this document. You are encouraged to read this opinion carefully in its entirety. The opinion of Jefferies Broadview is addressed to the Centra board of directors and relates only to the fairness, from a financial point of view, of the aggregate consideration to the holders of Centra common stock. The opinion does not address any other aspects of the proposed merger and does not constitute an opinion or recommendation to Centra, its board of directors, any stockholder or any other person as to any specific action which should be taken with respect to the merger, including with respect to how any Centra stockholder should vote at the stockholder meeting.

Recommendation to Saba Stockholders (See page 39)

After careful consideration, Saba’s board of directors unanimously approved and adopted the merger agreement, and determined that the merger and the issuance of Saba securities in the merger, are in the best interests of Saba and its stockholders, and unanimously determined to recommend that Saba stockholders vote to approve the issuance of Saba securities pursuant to the merger.

THE SABA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SABA STOCK APPROVE THE ISSUANCE OF SABA SECURITIES IN THE MERGER.

Opinion of Saba’s Financial Advisor (See page 65)

In connection with the merger, Banc of America Securities LLC, which is referred to in this joint proxy statement/prospectus as Banc of America Securities, delivered to the Saba board of directors a written opinion, dated October 4, 2005, as to the fairness, from a financial point of view and as of the date of the opinion, to Saba of the merger consideration to be paid by Saba pursuant to the merger agreement. The full text of the written opinion, dated October 4, 2005, of Banc of America Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. Holders of Saba common stock are encouraged to read the opinion carefully in its entirety. Banc of America Securities provided its opinion to the Saba board of directors to assist the board in its evaluation of the merger consideration to be paid by Saba pursuant to the merger agreement. The opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote at the special meetings. Banc of America Securities’ opinion speaks only as of the date of the opinion, and Banc of America Securities is under no obligation to confirm its opinion as of a later date.

Interests of Centra’s Officers and Directors in the Merger (See page 72)

When considering the recommendation of Centra’s board of directors, you should be aware that some Centra directors and executive officers have interests in the merger that are different from, or are in addition to, your interests. Some of the directors and officers of Centra participate or will participate in employment and other arrangements and have continuing indemnification against liabilities. The members of the Centra board of directors knew about these additional interests, and considered them, when they approved the merger and the merger agreement.

As a result of these interests, these directors and officers might be more likely to vote to approve the merger agreement and the merger than they would be if they did not hold these interests. You should consider whether these interests may have influenced these directors and officers to support or recommend the merger and the adoption of the merger agreement.

Treatment of Centra Stock Options by Saba (See page 84)

Centra option holders may exercise their vested stock options through the closing of the merger (targeted to be during Saba’s third quarter ending February 28, 2006 and Centra’s first quarter ending March 31, 2006). Additionally, all unvested Centra options will become exercisable immediately prior to the closing of the merger. After the closing of the merger, all unexercised Centra stock options will be cancelled.

Limitation on Centra’s Ability to Consider Other Acquisition Proposals (See page 82)

Centra has agreed, unless it receives a superior acquisition proposal as defined in the merger agreement, not to take any action to solicit, initiate, or encourage any proposal for a merger or other business combination involving Centra, or involving the acquisition or purchase of a fifteen percent or greater equity interest in, or fifteen percent or more of the assets of, Centra or any of its subsidiaries, prior to the completion of the merger or the earlier termination of the merger agreement. If the Centra board believes, after consultation with its financial advisors, that a takeover proposal it receives is a superior proposal, it may change or withdraw its recommendation to the merger.

Conditions to Completion of the Merger (See page 84)

Saba and Centra will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement and the merger by the stockholders of Centra and approval of the issuance of Saba securities pursuant to the merger agreement by the Saba stockholders. Saba and Centra are working towards completing the merger as quickly as reasonably possible.

Termination of the Merger Agreement (See page 85)

Saba and Centra can terminate the merger agreement under certain circumstances, including if the merger is not consummated by March 1, 2006.

Termination Fees (See page 85)

The merger agreement requires Centra to pay Saba a termination fee equal to $1,798,625 if the merger agreement is terminated by Saba under certain circumstances. The merger agreement requires Saba to pay Centra a termination fee equal to $1,798,625 if the merger agreement is terminated by Centra under certain circumstances.

Material United States Federal Income Tax Consequences of the Merger (See page 74)

It is intended that, for United States federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Each company’s obligation to consummate the merger is conditioned on its receipt of an opinion from its counsel to the effect that the merger will so qualify. Either Saba or Centra may waive such condition. Assuming that the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, then, in general, a Centra stockholder:

•	will recognize gain (but not loss) with respect to its Centra common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of Saba common stock); and

•	will recognize gain (or loss) to the extent any cash received instead of a fractional share of Saba common stock exceeds (or is less than) the basis of such fractional share.

No gain or loss will be recognized by Saba, Centra or the Saba stockholders as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to a Centra stockholder will depend on the facts of each stockholder’s own situation. For a description of the material United States federal income tax consequences of the merger, please see the information set forth in “Material United States Federal Income Tax Consequences” beginning on page 74. Centra stockholders are also urged to consult their tax advisors for a full understanding of the tax consequences of the merger.

Appraisal Rights (See page 76)

Centra stockholders will have appraisal rights under Delaware law in connection with the merger. Any Centra stockholder who has not voted shares of Centra common stock in favor of the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of Centra common stock in lieu of the cash and Saba securities provided for in the merger agreement. The value of the Centra common stock for this purpose will exclude any actual or expected impact on value arising from the merger. In order for the holder of Centra common stock to exercise its right to an appraisal, if any, such holder must deliver to Centra a written demand for an appraisal of the shares of Centra common stock prior to the time the vote is taken on the merger at the Centra stockholder meeting as provided by Delaware law.

Restrictions on the Ability to Sell Saba Stock (See page 77)

All shares of Saba common stock received by a Centra stockholder in connection with the merger will be freely transferable unless the stockholder is considered an “affiliate” of either Saba or Centra under the federal securities laws. Saba will be entitled to place appropriate legends on the certificates evidencing any Saba common stock to be received by affiliates of Centra in the merger.

Expenses (See page 78)

Except for the termination fees payable by Saba and Centra in certain circumstances, each company has agreed to pay the expenses that it incurs in connection with the merger, whether or not the merger is completed. In addition, each company will pay 50% of the SEC filing fees in connection with this joint proxy/prospectus, certain notifications to be provided to the Nasdaq Stock Market, and other necessary consents, authorizations, filings, approvals and registrations.

Differences in the Rights of Holders of Centra and Saba Common Stock (See page 100)

Holders of Centra common stock will receive Saba common stock and become a stockholder of Saba after the merger. Their rights as a Saba stockholder will continue to be governed by Delaware law but rather than being governed by Centra’s certificate of incorporation and bylaws, their rights will be governed by Saba’s certificate of incorporation and bylaws.

Regulatory Approvals (See page 76)

Other than the SEC declaring Saba’s registration statement on Form S-4 relating to this transaction effective, Saba and Centra do not believe that any additional material governmental filings are required with respect to the transaction.

Where You Can Find More Information (See page ii)

If you would like more information about Saba or Centra, you can find this information in documents filed by Saba and Centra with the SEC.

SABA SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table should be read in conjunction with Saba’s consolidated financial statements and related notes and Saba’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Saba’s annual reports, quarterly reports and other information on file with the Securities and Exchange Commission and incorporated herein by reference. Historical results are not necessarily indicative of the results to be expected in the future.

The selected historical financial data as set forth below has been derived from Saba’s audited consolidated historical financial statements for each of the five years ended May 31, 2005 and from the unaudited historical consolidated financial statements as of August 31, 2005 and for the three months ended August 31, 2005 and 2004. In the opinion of Saba’s management, the unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, which Saba considers necessary to present fairly its results of operations and financial position for such interim periods. Operating results for the three months ended August 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ended May 31, 2006.

	Year Ended May 31,					Three Months Ended August 31,
	2001	2002	2003	2004	2005	2004	2005
	(In Thousands, Except Per Share Data)					(Unaudited)
Consolidated Statements of Operations Data:
Revenues:
Licenses	$24,845	$27,277	$16,440	$9,838	$13,846	$2,522	$3,396
Services	30,110	28,371	27,976	24,633	28,364	6,791	10,232

Total revenues	54,955	55,648	44,416	34,471	42,210	9,313	13,628

Cost of Revenues:
Cost of license	68	186	156	222	404	79	259
Cost of Services	23,452	14,456	13,258	12,057	12,466	3,015	5,042
Amortization of acquired developed technology	—	1,536	1,358	401	—	2	—

Total cost of revenues	23,520	16,178	14,772	12,680	12,870	3,096	5,301

Gross profit	31,435	39,470	29,644	21,791	29,340	6,217	8,327

Operating expenses:
Research and development	19,503	14,628	11,817	9,972	9,349	2,365	2,758
Sales and marketing	52,048	30,360	26,047	17,947	17,520	4,337	5,470
General and administrative	9,662	6,855	6,514	4,357	5,499	1,132	1,432
amortization of deferred stock compensation and other stock charges	15,256	7,113	1,850	45	—	—	—
Amortization of purchased intangible assets	424	3,657	855	139	51	—	170
Acquired in-process research and development	—	2,199	—	—	—	—	—
Settlement of litigation	—	—	—	1,701	—	—	—

Total operating expenses	96,893	64,812	47,083	34,161	32,419	7,834	9,830

Loss from operations	(65,458)	(25,342)	(17,439)	(12,370)	(3,079)	(1,617)	(1,503)
Interest income (expense) and other, net	2,736	39	407	(205)	(89)	(18)	(111)

Loss before provision for income taxes	(62,722)	(25,303)	(17,032)	(12,575)	(3,168)	(1,635)	(1,614)
Provision for income taxes	(69)	(164)	(175)	(108)	(248)	(42)	(8)

Net loss	$(62,791)	$(25,467)	$(17,207)	$(12,683)	$(3,416)	$(1,677)	$(1,622)

Basic and diluted net loss per share	$(5.95)	$(2.19)	$(1.35)	$(0.95)	$(0.22)	$(0.12)	$(0.09)

Shares used in computing basic and diluted net loss per share	10,556	11,623	12,775	13,411	15,687	14,026	17,295

	As of May 31,					As of August 31, 2005
	2001	2002	2003	2004	2005
	(In Thousands)					(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$34,333	$22,141	$21,197	$16,778	$15,408	$11,802
Working capital	18,956	14,325	13,318	2,606	5,099	3,011
Total assets	68,111	48,688	40,836	31,741	54,299	49,618
Long-term obligations, less current portion	4,290	3,443	3,964	3,370	6,286	2,909
Total stockholders’ equity	27,959	24,346	18,460	6,521	20,834	19,263

CENTRA SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial data as set forth below has been derived from Centra’s audited consolidated historical financial statements for each of the five years ended December 31, 2004 and from its unaudited historical consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004. The selected historical financial data set forth below should be read in conjunction with Centra’s consolidated financial statements and related notes contained in Centra’s annual reports, quarterly reports and other filings it makes with the Securities and Exchange Commission which are incorporated by reference into this joint proxy statement/prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In Thousands, Except Per Share Data)					(Unaudited)
Consolidated Statements of Operations Data(1):
Revenues:
License	$18,697	$28,815	$15,967	$20,342	$11,650	$7,972	$7,654
Software services	408	2,716	5,478	8,235	10,338	7,671	7,874
Maintenance and professional services	3,868	7,586	11,955	14,464	16,076	11,951	13,159

Total revenues	22,973	39,117	33,400	43,041	38,064	27,594	28,687

Cost of revenues:
License	314	505	434	581	277	194	415
Amortization of acquired developed technology	—	467	700	700	233	233	—
Software services	241	2,216	2,286	2,320	2,386	1,784	1,674
Maintenance and professional services	3,164	4,360	4,119	4,218	4,549	3,244	3,253

Total cost of revenues	3,719	7,548	7,539	7,819	7,445	5,455	5,342

Gross profit	19,254	31,569	25,861	35,222	30,619	22,139	23,345

Operating expenses:
Sales and marketing	22,964	25,872	20,975	22,146	22,496	16,815	10,487
Product development	8,642	12,675	12,113	11,513	10,029	7,889	6,716
General and administrative	5,316	7,731	8,121	9,736	8,630	6,583	6,553
Acquired in-process research and development	—	2,200	—	—	—	—	—
Amortization of goodwill	—	783	—	—	—	—	—
Amortization of other intangible assets	—	66	—	—	—	—	—
Impairment of goodwill	—	—	5,885	—	—	—	—
Merger transaction costs	—	—	1,238	—	—	—	—
Restructuring charges	—	—	439	—	788	788	—

Total operating expenses	36,922	49,327	48,771	43,395	41,943	32,075	23,756

Operating loss	(17,668)	(17,758)	(22,910)	(8,173)	(11,324)	(9,936)	(411)
Other income, net	3,810	1,076	440	262	219	152	394

Net loss	(13,858)	(16,682)	(22,470)	(7,911)	(11,105)	(9,784)	(17)
Accretion of discount on preferred stock	649	—	—	—	—	—	—

Net loss attributable to common stockholders	$(14,507)	$(16,682)	$(22,470)	$(7,911)	$(11,105)	$(9,784)	$(17)

Basic and diluted net loss per common share	$(0.67)	$(0.68)	$(0.88)	$(0.30)	$(0.41)	$(0.36)	$(0.00)

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In Thousands, Except Per Share Data)					(Unaudited)
Weighted average common shares outstanding, basic and diluted	21,781	24,449	25,601	26,502	27,367	27,299	27,844

Pro forma basic and diluted net loss per common share (2)	$(0.64)

Pro forma weighted average common shares outstanding, basic and diluted(2)	22,608

(1)	Includes the impact of the acquisition of MindLever from the date of acquisition in April 2001.
(2)	Pro forma basic and diluted net loss per common share includes accretion of $649 based on the assumption that the full amount of the discount is expensed at conversion.

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004
	(In Thousands)					(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$65,187	$48,183	$38,244	$28,888	$25,135	$24,536
Working capital	59,927	42,188	28,127	16,549	12,604	13,955
Long-term investments	—	—	—	5,888	743	—
Goodwill and other intangible assets, net	—	6,955	933	233	—	—
Total assets	75,064	70,977	51,424	46,028	37,228	33,769
Long-term debt, net of current maturities	1,894	2,631	2,027	553	1,012	784
Total stockholders’ equity	61,874	51,347	30,490	24,325	14,191	14,724

SABA SELECTED UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The selected unaudited pro forma condensed combined consolidated financial data set forth below gives effect to the proposed acquisition of Centra as if the acquisition had been completed on June 1, 2004 for statements of operations purposes and August 31, 2005 for balance sheet purposes, and is derived from the unaudited pro forma condensed combined consolidated financial information included elsewhere in this joint proxy statement/prospectus. This pro forma financial data should be read in conjunction with the unaudited pro forma condensed combined consolidated financial information and related notes, which are included elsewhere in this joint proxy statement/prospectus, and the separate historical financial statements and related notes of Saba and Centra which are incorporated by reference in this joint proxy statement/prospectus. For pro forma purposes, Saba has combined the unaudited results of operations of Centra for the twelve months ended June 30, 2005 with the audited results of operations of Saba for the year ended May 31, 2005 and the unaudited results of operations of THINQ Learning Solutions, Inc., for the eleven months ended March 31, 2005. Previously on May 5, 2005, Saba acquired THINQ Learning Solutions (“THINQ”) in a transaction accounted for as a purchase. The operating results of THINQ are included in the historical results of operations of Saba for all periods subsequent to May 5, 2005. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations Data for the year ended May 31, 2005, gives effect to the acquisition of THINQ as if it was acquired on June 1, 2004. Because of differing accounting periods and the one month of operating results of THINQ already included in Saba’s historical operating results for the year ended May 31, 2005, the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations Data for the year ended May 31, 2005, combines the operating results of THINQ for the eleven months ended March 31, 2005 with the results of Saba for the 12 months ended May 31, 2005. The accompanying Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations of Saba also reflect the unaudited results of operations of Centra for the three months ended September 30, 2005 with the unaudited results of operations of Saba for the three months ended August 31, 2005, respectively. The total estimated purchase price of the acquisition of Centra has been allocated on a preliminary basis to assets acquired and liabilities assumed based on management’s best estimates of their fair value with the excess cost over the net tangible and identifiable intangible assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed at the closing date of the acquisition. The impact of these changes could be material. The unaudited pro forma condensed combined consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of Saba.

	As of and for the Three Months Ended August 31, 2005	For the Year Ended May 31, 2005
	(In thousands, except per share data)
Pro Forma Condensed Combined Consolidated Statements of Operations Data:
Revenues	$22,792	$85,621
Amortization of acquired developed technology	298	1,192
Amortization of purchased intangibles	652	2,656
Loss from operations	(1,860)	(20,528)
Net loss	$(1,927)	$(21,507)

Net loss per share:
Basic and diluted	$(0.07)	$(0.78)

Weighted-average shares used in per share calculations:
Basic and diluted	27,524	27,538

Pro Forma Condensed Combined Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$17,198
Working capital	352
Total assets	102,733
Long-term liabilities, net of current portion	6,554
Total stockholders’ equity	55,859

UNAUDITED PRO FORMA COMPARATIVE PER SHARE DATA

The following table presents certain historical per share data of Saba and Centra and certain unaudited pro forma per share data that reflects the combination of Saba and Centra using the purchase method of accounting. This data should be read in conjunction with the audited consolidated financial statements of Saba that are incorporated by reference into this joint proxy statement/prospectus, the consolidated financial statements of Centra that are incorporated by reference, and the Saba unaudited pro forma condensed combined consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The pro forma combined per share data is presented for illustrative purposes only and does not necessarily indicate the operating results that would have been achieved had the combination of Saba and Centra actually occurred at the beginning of the periods presented nor does it indicate future results of operations or financial position.

	As of and for the Year Ended May 31, 2005
	Historical		Pro Forma
	Saba	Centra (1)	Saba (2)	Centra Equivalent (3)
Net loss per share:
Basic and diluted	$(0.22)	$(0.14)	$(0.78)	$(0.28)
Book value per common share at period end	$1.16	$0.53	—	—

	As of and for the Three Months Ended August 31, 2005
	Historical		Pro Forma
	Saba	Centra (4)	Saba (5)	Centra Equivalent (3)
Net income (loss) per share:
Basic and diluted	$(0.09)	$0.03	$(0.07)	$(0.02)
Book value per common share at period end	$1.08	$0.53	$1.99	$0.70

(1)	Because Centra’s fiscal year end differs from Saba’s, the amounts represent the unaudited financial information relating to Centra’s twelve months ended June 30, 2005. For purposes of computing net loss per share basic and diluted for the twelve months ended June 30, 2005, Centra’s unaudited loss of $3.9 million was divided by weighted average shares of 27,789,000.
(2)	The unaudited pro forma comparative per share data for the year ended May 31, 2005 is based on the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of Saba included elsewhere in this joint proxy statement/prospectus after giving effect to the merger with Centra and THINQ as described in the footnotes accompanying the pro forma financial statements of Saba.
(3)	The Centra pro forma equivalent per share amounts are computed by multiplying the Saba pro forma combined per share amounts by the exchange ratio of 0.354 shares of Saba common stock for each share of Centra common stock.
(4)	Because Centra’s fiscal year end differs from Saba’s, the amounts represent the unaudited financial information relating to Centra’s three months ended September 30, 2005.
(5)	The unaudited comparative per share data for the three months ended August 31, 2005 is based on the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations of Saba included elsewhere in this joint proxy statement/prospectus, after giving effect to the merger with Centra as described in the footnotes accompanying the pro forma financial statements of Saba. For purposes of computing pro forma book value per share as of August 31, 2005, the pro forma book value of $55.9 million was divided by pro forma common shares of 28,072,000.

RISK FACTORS

By voting to approve the merger agreement, the merger and related transactions, Centra stockholders will be choosing to invest in Saba securities. An investment in Saba securities involves a high degree of risk which risk may be in addition to or different from the risk of investment in Centra securities. You should consider the following risk factors in deciding whether to approve the merger agreement, the merger and related transactions. In evaluating the merger, you should consider these risk factors in connection with the other information that Saba and Centra have included or incorporated by reference into this document.

Saba’s Risks Related to the Merger

The shares of Saba common stock to be received by Centra stockholders in the merger may decrease in value.

In the merger, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. As the exchange ratio is fixed, the number of shares of Saba common stock that Centra stockholders will receive in the merger will not change, even if the market price of Saba common stock changes. There will be no adjustment to the exchange ratio or right to terminate the merger agreement or the merger based solely on fluctuations in the price of Saba common stock. In recent periods, the stock market in general has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Saba common stock. The market price of Saba common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement or its current market price. You should obtain recent market quotations of Saba common stock before you return your proxy card or cast your vote on the issuance of Saba securities in the merger at the Saba stockholder meeting or your vote on the merger at the Centra stockholder meeting.

In particular, the market price of Saba common stock may fluctuate significantly in response to various factors, including:

•	quarterly variations in operating results or growth rates;

•	the announcement of technological innovations and other actions by competitors;

•	the introduction of new products;

•	changes in estimates by securities analysts;

•	market conditions in the industry and general economic conditions; and

•	patents and other intellectual property rights issued to competitors of Saba.

Failure to retain key employees could diminish the benefits of the merger.

The successful combination of Saba and Centra will depend in part on the retention of key personnel. Saba has entered into employment agreements with three of Centra’s officers, Richard Cramer, John Walsh and Michelle Caggiano. However, there can be no assurance that Saba will be able to retain Centra’s key personnel, or that Saba will realize the anticipated benefits of the merger in any event.

If Saba and Centra are not successful in integrating their organizations, the anticipated benefits of the merger may not be realized.

Achieving the anticipated benefits of the merger will depend, in part, on the integration of technology, operations and personnel of Saba and Centra. Saba and Centra cannot assure you that the integration will be successful or that the anticipated benefits of the merger will be fully realized. The challenges involved in this integration include the following:

•	satisfying the needs of the combined company’s customers in a timely and efficient manner;

•	persuading the employees that Saba’s and Centra’s business cultures are compatible, and retaining the combined company’s key personnel;

•	realizing anticipated cost synergies within the expected time period;

•	maintaining the dedication of Saba’s and Centra’s management resources to integration activities without diverting attention from the day-to-day business of the combined company;

•	maintaining Saba’s and Centra’s management’s ability to focus on anticipating, responding to or utilizing changing technologies in Saba’s and Centra’s industry;

•	maintaining Saba’s and Centra’s key supplier relationships; and

•	competing with the introduction of new, disruptive technologies to the marketplace which could reduce Saba’s and Centra’s market share prior to the successful integration of the two companies.

In addition, after the transaction, Saba intends to more tightly integrate Centra’s products and intellectual property with Saba’s products and intellectual property. This may result in longer product development cycles, which may cause the revenue and operating income of Centra and the revenue and operating income of Saba’s businesses that are collaborating with Centra to fluctuate and fail to meet expectations.

It is not certain that Saba and Centra can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. In addition, Saba cannot assure you that there will not be substantial unanticipated costs associated with the integration process, that integration activities will not result in a decrease in revenues, a decrease in the value of Saba common stock, or that there will not be other material adverse effects from Saba’s integration efforts.

If Saba is unable to successfully integrate Centra, or if the benefits of the merger do not meet the expectations of financial or industry analysts, the market price of Saba common stock may decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of Saba.

The completion of the merger may not result in improved earnings per share of Saba or a financial condition superior to that which would have been achieved by either Saba or Centra on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in a reduction of earnings per share of Saba as compared to the earnings per share that would have been achieved by Saba or Centra if the merger had not occurred.

Sales of substantial amounts of Saba common stock in the open market by Centra stockholders could depress Saba’s stock price.

Other than shares held by affiliates of Centra or Saba, shares of Saba common stock that are issued to stockholders of Centra will be freely tradable by the stockholders of Centra without restrictions or further registration under the Securities Act. If the merger with Centra closes and if Centra’s stockholders sell substantial amounts of Saba common stock in the public market following the transaction, the market price of Saba common stock may decrease substantially. These sales might also make it more difficult for Saba to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

In the merger, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Based on the number of shares of Centra common stock outstanding as of December 16, 2005, Saba would issue approximately 10,069,560 shares of Saba common stock to the Centra stockholders.

Customer and employee uncertainty related to the merger could harm the combined company.

Customers of Saba or Centra may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Saba’s or Centra’s customers could seriously harm the business of the combined company. Similarly, Saba and Centra employees may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This may adversely affect the combined company’s ability to attract and retain key management, marketing, sales, customer support and technical personnel, which could harm the combined company.

Saba and Centra expect to incur significant costs associated with the merger.

Saba and Centra estimate that they will incur direct transaction costs of approximately $3.7 million associated with the merger which will be capitalized as part of the overall purchase cost. Saba and Centra believe the combined entity may incur charges to operations, which are not reasonably capable of estimation at this time, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

If the merger is not completed, Saba’s and Centra’s stock prices and future business and operations could be harmed.

If the merger is not completed, Saba and Centra may be subject to the following material risks, among others:

•	the prices of Saba and Centra common stock may change to the extent that the current market prices of Saba and Centra common stock reflect an assumption that the merger will be completed;

•	Saba’s and Centra’s costs related to the merger, such as legal, accounting and some of the fees of their financial advisors, must be paid even if the merger is not completed; and

•	under some circumstances (more fully described under the heading, “Terms of the Merger Agreement—Expenses; Payment of Termination Fees” on page 85 of this document), Centra may be required to pay Saba a termination fee of $1,798,625 if the merger agreement is terminated by Saba under certain circumstances, and Saba may be required to pay Centra a termination fee of $1,798,625 if the merger agreement is terminated by Centra under certain circumstances.

Further, with respect to Centra, if the merger is terminated and Centra’s board of directors determines to seek another merger or business combination, it is not certain that Centra will be able to find a merger partner or that the new merger partner would be willing to pay an equivalent, higher or more attractive price than that which would be paid by Saba in the merger. While the merger agreement is in effect, subject to specified exceptions, Centra may not (a) take any action to solicit, initiate or encourage any takeover proposal or (b) take any action to solicit, facilitate, encourage or engage in negotiations or discussions with, disclose any nonpublic information relating to Centra or any of its subsidiaries to, or afford access to the properties, books or records of Centra or any of its subsidiaries to, any person that has advised Centra that it may be considering making, or that has made, a takeover proposal. These restrictions could limit Centra’s ability to enter into an alternative transaction at a favorable price.

Centra’s directors and officers have interests that may influence them to support or approve the merger.

Certain directors and officers of Centra have employment agreements or other arrangements with Centra and have received or may receive offers of employment with Saba after the merger and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours and may therefore be more likely to vote to approve the merger agreement and the merger than if they did not have these interests. Centra stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger. You should read more about these interests under “The Merger—Interests of Centra’s Officers and Directors in the Merger” on page 72 of this document.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the combined company’s business, operating results and stock price.

The Securities and Exchange Commission has enacted rules under Section 404 of the Sarbanes-Oxley Act of 2002 requiring public companies to include in their annual reports a report of management on internal control over financial reporting, including management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the company’s year end. Centra’s independent public accounting firm has provided a report on management’s assessment as of December 31, 2004, in which the firm expressed its opinion that Centra maintained in all material respects effective internal control over financial reporting as of that date. See “Risks Related to Centra’s Business—If Centra were to identify and report material weaknesses in its internal controls over financial reporting, investors could lose confidence in the reliability of Centra’s financial statements, which could result in a decrease in the value of its common stock.” Saba is in the process of documenting and testing its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the design and effectiveness of Saba’s internal controls over financial reporting and a report by its independent registered public accounting firm addressing this assessment. See “Risks Related to Saba’s Business—Failure to achieve and maintain effective internal controls could have a material adverse effect on Saba’s business, operating results and stock price.”

Depending on Saba’s market capitalization on November 30, 2006, it will be required to comply with Section 404 of the Sarbanes-Oxley Act for either the fiscal year ending May 31, 2007 or May 31, 2008. During the course of Saba’s testing, it may identify significant deficiencies or material weaknesses which it may not be able timely to remediate. Moreover, effective internal controls will be necessary for the combined company to produce reliable financial reports and are important to helping prevent financial fraud. If Saba cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of Saba stock could drop significantly.

Centra Risks Related to the Merger

Failure to complete the merger with Saba could damage Centra’s financial condition and its business.

If the merger with Saba is not completed for any reason, Centra will be subject to a number of material risks, including:

•	a provision in the merger agreement provides that under certain circumstances described in the merger agreement, Centra could be required to pay Saba a termination fee in the amount of $1.8 million;

•	Centra will have to pay certain costs related to the merger, such as legal, financial due diligence and accounting fees and a portion of the investment banking fees, even if the merger is not completed;

•	benefits that Centra expects to realize from the merger would not be realized; and

•	the diversion of management attention from its day-to-day business and the disruption to its employees and its relationships with customers and suppliers during the period before the expected consummation of the merger could damage its competitive position and its business.

During the pendency of the merger, Centra may not be able to enter into a merger or business combination with another party that might be advantageous to it, because of restrictions in the merger agreement.

Covenants in the merger agreement may impede Centra’s ability to make acquisitions or complete other transactions outside the ordinary course of its business pending completion of the merger. As a result, if the merger is not consummated, Centra may be at a disadvantage to its competitors. In addition, while the merger agreement is in effect and subject to narrowly defined exceptions, Centra is prohibited from entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business with any third party. As a result, Centra might be prevented from entering into transactions which might otherwise have been favorable to its stockholders.

Centra may lose key personnel, customers and business partners due to uncertainties associated with the merger.

Pending the closing of the merger, Centra’s current and prospective employees, customers and business partners may experience uncertainty about their future relationships with the resulting combined company. Such uncertainty may adversely affect its ability to attract and retain key management, sales, marketing and technical personnel. Current and prospective customers and business partners may, in response to the announcement of the merger agreement, delay or cancel purchasing decisions. Any delay in, or cancellation of, purchasing decisions could adversely affect its business and results of operations.

Centra’s partners or customers may react unfavorably to the proposed combination.

Centra is party to certain relationships, and may seek to enter other relationships, with numerous other technology companies, including software and services firms, to acquire rights to technology included in its products and service and to deliver its products and services to customers. Some of these partners may conclude that the proposed merger poses new competitive threats to their businesses and as a result may discontinue their relationships with Centra. In addition, some of Centra’s customers may view Saba as a competitor to them and, therefore, terminate their relationships with Centra.

Risks Related to Saba’s Business

Saba has a history of losses, expects future losses and cannot assure you that it will achieve profitability.

Saba has incurred significant losses and negative cash flows from operations since its inception. Saba has not achieved profitability and cannot be certain that it will realize sufficient revenues to achieve or sustain profitability. Saba expects to derive substantially all of its revenues for the foreseeable future from the licensing of Saba Enterprise Learning and providing related services. Over the longer term, Saba expects to derive revenues from new products such as Saba Enterprise Performance and related services. In the future, Saba expects to continue to incur non-cash expenses relating to the amortization of purchased intangible assets that will contribute to its net losses, along with any potential goodwill impairment. As of August 31, 2005, Saba had $4.8 million of purchased intangible assets to be amortized as a result of its May 2005 acquisition of THINQ Learning Solutions, Inc., and its remaining goodwill balance was $15.2 million. As a result, Saba expects to incur losses for the foreseeable future. Saba will need to generate significantly higher revenues and manage expenses in order to achieve profitability or control negative cash flows. If Saba achieves profitability, it may not be able to sustain it on a consistent basis.

Fluctuations in Saba’s results could cause its stock price to experience significant fluctuations or declines.

Saba’s operating results have varied significantly in the past and will likely fluctuate significantly in the future. For instance, in fiscal 2005 and in fiscal 2004, Saba’s quarterly revenues have fluctuated between approximately $12.0 million and $7.8 million and its quarterly net loss fluctuated between approximately $500,000 and $5.9 million. Saba’s quarterly operating results are likely to be particularly affected by the number of customers licensing its products during any quarter and the size of such licensing transactions. As a result, Saba has limited visibility into its future revenue, especially license revenue, which often has been heavily concentrated in the third month of each quarter. Since Saba forecasts its expenses based in part on future revenue projections, its operating results would be adversely affected if it cannot meet those revenue projections.

Other factors that could affect Saba’s quarterly operating results include:

•	the demand for Saba’s products and professional services and its efficiency in rendering its professional services;

•	the variability in the mix of Saba’s license and services revenue in any quarter;

•	the variability in the mix of the type of services delivered in any quarter and the extent to which third party contractors are used to provide such services;

•	the size and complexity of Saba’s license transactions and potential delays in recognizing revenue from license transactions;

•	the amount and timing of Saba’s operating expenses and capital expenditures; the performance of its international business, which accounts for a substantial part of its consolidated revenues; and

•	fluctuations in foreign currency exchange rates.

Due to these and other factors, Saba believes that quarter-to-quarter comparisons of its revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. It is possible that in some future quarter Saba’s operating results may be below the expectations of public market analysts or investors, which could cause the market price of its common stock to fall.

Saba’s operating expenses are based on its expectations of future revenues and are relatively fixed in the short-term. During fiscal 2004 and fiscal 2003, Saba took actions to reduce its operating expenses and, while it may from time to time reduce operating expenses in response to variability in its revenues, including variability caused by downturns in the United States and/or international economies, over the long term, Saba generally expects to increase its operating expenses to expand its sales and marketing operations, fund greater levels of research and development, develop new alliances, increase its services and support capabilities and improve its operational and financial systems. If Saba’s revenues do not increase along with these expenses, its business would be seriously harmed and net losses in a given quarter would be even larger than expected. Saba may undertake future restructuring to align such expenses with revenues.

Saba’s products have a long sales cycle, which increases the cost of completing sales and renders completion of sales less predictable.

The period between Saba’s initial contact with a potential customer and the purchase of its products and services is often long. A customer’s decision to purchase Saba’s products and services requires the commitment to increase performance through human capital development and management, involves a significant allocation of resources, and is influenced by a customer’s budgetary cycles. To successfully sell Saba’s products and services, it generally must educate its potential customers regarding the use and benefits of its products and services. Saba may commit a substantial amount of time and resources to potential customers without assurance that any sales will be completed or revenues generated. Many of Saba’s potential customers are large enterprises that generally take longer to make significant business decisions. Saba’s public sector customers, in particular, are subject to extensive procurement procedures that require many reviews and approvals. Saba’s typical sales cycle has been approximately six to 12 months, making it difficult to predict the quarter in which it may recognize revenue. The delay or failure to complete sales in a particular quarter could reduce Saba’s revenues in that quarter. If Saba’s sales cycle were to unexpectedly lengthen in general or for one or more large orders, it would adversely affect the timing of Saba’s revenues. If Saba were to experience a delay on a large order, it could harm its ability to meet its forecasts for a given quarter.

A decline in the price of, or demand for, Saba’s main product, Saba Enterprise Learning, or Saba’s related services offerings, would seriously harm our revenues and operating margins.

To date, Saba Enterprise Learning and related services have accounted for a substantial majority of Saba’s revenues. Saba anticipates that revenues from Saba Enterprise Learning and related services will continue to constitute a substantial majority of its revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, Saba Enterprise Learning or failure to achieve broad market acceptance would seriously harm Saba’s business. If Saba’s new products, including Saba Enterprise Performance, fail to achieve market acceptance, its reliance on Saba Enterprise Learning will deepen.

Saba experiences seasonality in its sales, which could cause its quarterly operating results to fluctuate from quarter to quarter.

Saba experiences quarterly seasonality in the licensing of its products and delivery of its services. For example, revenue has historically been lower in Saba’s first fiscal quarter than in the immediately preceding fourth fiscal quarter. Contributing to this seasonality is the timing of Saba’s first fiscal quarter that occurs during the summer months when general business activities slow down in a number of territories where it conducts its operations, particularly Europe. Saba’s commission structure and other sales incentives also tend to result in fewer sales in the first fiscal quarter than in the fourth fiscal quarter. These seasonal variations in Saba’s revenue are likely to lead to fluctuations in its quarterly operating results.

Saba’s performance depends on a new market: human capital management.

The market for software solutions that automate human capital management is at an early stage of development and rapidly evolving. Substantially all of Saba’s revenues are attributable to the suite of products and services in this market. If this market fails to develop or develops more slowly than Saba expects its business would be harmed. If the market grows, the prices of Saba’s products may decline rapidly as alternative products are introduced into the market. In addition, Saba’s products may become obsolete if it fails to anticipate or adapt to evolving technology standards, or if it fails to identify the challenges and risks in this new market or successfully address these risks.

Changes in accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could cause Saba to defer recognition of revenue or recognize lower revenue or to report lower earnings per share.

While Saba believes that it is in compliance with Statement of Position 97-2, Software Revenue Recognition, as amended, the American Institute of Certified Public Accountants continues to issue implementation guidelines for these standards and the accounting profession continues to discuss a wide range of potential interpretations. Additional implementation guidelines, and changes in interpretations of such guidelines, could lead to unanticipated changes in Saba’s current revenue accounting practices that could cause it to defer the recognition of revenue to future periods or to recognize lower revenue.

The Financial Accounting Standards Board (“FASB”) has adopted Statement No. 123R, which requires Saba to recognize as an expense stock-based compensation to employees based on their fair values, and eliminates the ability to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25. As a result, when Saba records an expense for its stock-based compensation plans using the fair value method beginning in fiscal year 2007, it may have significant compensation charges. For example, for the fiscal years 2005, 2004 and 2003, had Saba accounted for stock-based compensation plans under Statement No. 123R, using the Black-Scholes option pricing model, it estimates that, basic and diluted net loss per share, using the fair value method, would have been increased by $0.50, $0.89 and $1.02 per share, respectively.

Failure to achieve and maintain effective internal controls could have a material adverse effect on Saba’s business, operating results and stock price.

Saba is in the process of documenting and testing its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the design and effectiveness of Saba’s internal controls over financial reporting and a report by its independent registered public accounting firm addressing this assessment. Depending on our market capitalization on November 30, 2006, we will be required to comply with Section 404 of the Sarbanes-Oxley Act for either the fiscal year ending May 31, 2007 or May 31, 2008. During the course of Saba’s testing, it may identify significant deficiencies or material weaknesses which it may not be able to remediate prior to its fiscal year end. In addition, if Saba fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for Saba to produce reliable financial reports and are important to helping prevent financial fraud. If Saba cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of its stock could drop significantly.

The loss of Saba’s senior executives and key personnel would likely cause its business to suffer.

Saba’s ability to implement a successful long-term strategy, strengthen its competitive position, expand its customer base, and develop and support its products depends to a significant degree on the performance of the senior management team and other key employees. The loss of any of these individuals could harm Saba’s business. Saba does not have employment agreements with any of its executives or other key employees, and it does not maintain key person life insurance for any officers or key employees.

Intense competition in Saba’s target market could impair its ability to grow and achieve profitability.

The market for Saba’s products and services is intensely competitive, dynamic, and subject to rapid technological change. The intensity of the competition and the pace of change are expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm Saba’s business. Competitors vary in size and in the scope and breadth of the products and services offered. Saba encounters competition with respect to different aspects of its solution from a variety of sources including:

•	companies that market and license training, learning, performance, content, resource, talent, and staffing management systems;

•	enterprise software vendors that offer human resources information systems and employee relationship management systems with training and performance modules;

•	potential customers’ internal development efforts;

•	companies that operate Internet-based marketplaces for the sale of on-line learning;

•	companies that operate Internet-based marketplaces for the sale of goods and services and could potentially decide to evolve their marketplaces to include content offerings; and

•	Internet portals that offer learning content, performance support tools or recruiting services.

Saba expects competition from a variety of companies.

Many of Saba’s competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than Saba does, enabling them to respond more quickly than Saba can to new or emerging technologies and changes in customer requirements. Such resources also enable Saba’s competitors to withstand prolonged periods of negative cash flows and unfavorable economic, political, and market conditions. Competition could seriously impede Saba’s ability to sell additional products and services on terms favorable to it. Saba’s current and potential competitors may develop and market new technologies that render its existing or future products and services obsolete, unmarketable or less competitive. Saba’s current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other partners, thereby increasing the availability of their services to address the needs of Saba’s current and prospective customers. Saba may not be able to compete successfully against its current and future competitors, and competitive pressures that Saba encounters may seriously harm its business.

Saba’s past and future acquisitions may result in disruptions to its business if Saba fails to adequately integrate acquired businesses.

In 2001, Saba acquired Human Performance Technologies, Inc. and Ultris Inc. and in May 2005 Saba acquired THINQ Learning Solutions, Inc. Saba cannot assure that the THINQ acquisition will advance Saba’s long-term strategy. Saba may incur greater than anticipated costs from assuming obligations to support THINQ products, diverting resources from new products. THINQ customers may decline to upgrade to Saba Enterprise Learning, instead adopting competitors’ software. In addition, THINQ’s suppliers, distributors and key technical, sales and senior management personnel may terminate their relationship with Saba. As part of Saba’s overall business strategy, it expects to continue to acquire complementary businesses or technologies that will provide additional products or services offerings, additional industry expertise or an expanded geographic presence. In line with that strategy, on October 5, 2005 Saba announced its agreement to acquire Centra Software, Inc. Saba cannot assure you that the anticipated cost synergies and other anticipated benefits of the Centra acquisition, if consummated, would be realized. In addition, these acquisitions could result in the use of significant amounts of cash, the incurrence of debt, or potentially dilutive issuances of equity securities which may reduce earnings per share. In addition, any acquisition may increase the risk of future write-offs for acquired in-process research and development, write-offs for the impairment of goodwill or long-lived assets, or amortization of expenses related to intangible assets, any of which could materially adversely affect Saba’s business and its operating results. For example, as of August 31 2005, Saba’s remaining goodwill balance was $15.2 million. Acquisitions that Saba completes expose Saba to numerous risks, including:

•	difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

•	the diversion of management’s attention from other business concerns;

•	risks of entering markets in which Saba has no or limited prior experience;

•	the potential loss of key employees, significant customers and strategic partners of the acquired company; and

•	exposure to claims by terminated employees, stockholders of the acquired company or other third parties related to the acquisition. Although Saba generally obtains indemnification and other contractual protection against such claims, Saba cannot assure that they will be enforceable or sufficient to protect Saba.

If Saba is unable to manage the complexity of conducting business globally, its international revenues may suffer.

International revenues accounted for 42% of revenues in fiscal 2005 and 44% of revenues in fiscal 2004. Although Saba intends to continue to expand its international presence, in the future Saba may not be able to successfully market, sell or distribute its products and services in foreign markets. The reallocation of certain design, development and testing functions from the United States to Saba’s lower-cost development center in India intensifies its exposure to international uncertainties. Factors that could materially adversely affect Saba’s international operations, and its business and future growth include:

•	difficulties in staffing and managing foreign operations, including language barriers;

•	difficulties in maintaining control over product development and quality, and timing of product releases;

•	seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during July and August in European markets;

•	difficulties in collecting accounts receivable in foreign countries, particularly European countries in which collections take considerably more time than the United States and collections are more difficult to effect;

•	currency exchange rate fluctuations, particularly in countries where Saba sells its products in denominations other than U.S. dollars, such as in the United Kingdom, the euro zone, and Japan, or have exposures in inter-company accounts denominated in foreign currencies;

•	costs attributable to development of internationalized versions of Saba’s products and marketing and sales materials;

•	the burdens of complying with a wide variety of foreign laws and reduced protection for intellectual property rights in some countries;

•	tariffs, export controls, and other trade barriers, and

•	exposure to geopolitical instability, natural disasters and acts of war or terrorism.

Delays in releasing new products or enhanced versions of Saba’s existing products could adversely affect its competitive position.

As part of Saba’s strategy, it expects to regularly release new products and new versions of its existing products. Even if Saba’s new products or new versions of its existing products contain the features and functionality its customers want, in the event Saba is unable to timely introduce these new products or product releases, its competitive position may be harmed. Saba cannot assure you that it will be able to successfully complete the development of currently planned or future products or product releases in a timely and efficient manner. Due to the complexity of Saba’s products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead it to postpone the release of these products. In addition, the reallocation of resources associated with any postponement would likely cause delays in the development and release of other future products or enhancements to Saba’s currently available products. The reallocation of certain design, development and testing functions to Saba’s new lower-cost development center heightens risks relating to product design, development, testing, and introduction. Any delay in releasing future products or enhancements of Saba’s products could harm its business.

If Saba releases products containing defects, it may need to halt further shipments and its business and reputation would be harmed.

Products as complex as Saba’s often contain unknown and undetected errors or performance problems. Although Saba’s products are subject to rigorous testing and quality control processes, serious defects are frequently found during the period immediately following introduction and initial shipment of new products or enhancements to existing products. Although Saba attempts to resolve all errors that it believes would be considered serious by its customers before shipment to them, Saba’s products are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to Saba’s business and reputation. As is typical in the software industry, with each release Saba has discovered errors in its products after introduction. Saba will not be able to detect and correct all errors before releasing its products commercially and these undetected errors could be significant. Saba cannot assure you that undetected errors or performance problems in its existing or future products will not be discovered in the future or that known errors considered minor by Saba will not be considered serious by its customers, resulting in cancellation of orders, loss of customers, difficulties in achieving its sales goals, increased demands on its support services, and a decrease in its revenues. To correct such errors, Saba may expend considerable time and resources to develop and release modifications to its software.

As a result of such errors, Saba may be subject to warranty and product liability claims that are costly or difficult to settle. Saba’s products and services enable customers to manage critical business information. If product errors are alleged to cause or contribute to security and privacy breaches or misappropriation of confidential information, Saba may also be subject to significant liability. Although Saba’s license agreements contain provisions intended to limit its exposure to liability, it cannot assure that they will be enforceable or, if enforceable, interpreted favorably by a court.

Claims by third parties that Saba infringes their intellectual property rights may result in costly litigation.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. Saba has in the past been subject to an intellectual property action. In Saba’s market, one company initiated patent infringement actions against it and at least four other companies in 2002. In September 2003, Saba settled the action against it and recorded a charge of $1.7 million. Saba has paid all amounts due under this settlement. Saba could become subject to additional intellectual property infringement claims as the number of its competitors grows and its products and services overlap with competitive offerings. Any of these claims, even if not meritorious, could be expensive to defend and could divert management’s attention from operating Saba. If Saba becomes liable to third parties for infringing their intellectual property rights, it could be required to pay a substantial award of damages and to develop non-infringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. Saba may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all. In addition, agreements with Saba’s customers typically include indemnity provisions requiring it to hold these customers harmless against specified losses arising from third party claims that its products infringe the intellectual property rights of such other third parties. It is not possible to determine the maximum potential amount of liability under any indemnification obligations, whether or not asserted, due to the unique facts and circumstances that are likely to be involved in each particular claim.

Saba may not be able to adequately protect its proprietary technology, and its competitors may be able to offer similar products and services that would harm its competitive position.

Saba’s success depends upon its proprietary technology. Saba relies primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect its proprietary rights. As part of Saba’s confidentiality procedures, it enters into non-disclosure agreements with its employees. Despite these precautions, third parties could copy or otherwise obtain and use Saba’s technology without authorization, which may represent potential sales and revenue losses that are difficult to quantify. Policing unauthorized used of Saba’s technology is difficult, time-consuming, and costly. Were Saba to discover instances of unauthorized use, there can be no assurance that Saba would be able to enforce its proprietary rights or obtain adequate recovery for its losses. In addition, Saba has four patents issued in the United States and five patent applications pending in the United States. Saba cannot assure you that any patents will be issued for any of the pending patent applications. Even for the issued patents, or any patent issued to Saba in the future, there can be no assurance that such patent will protect Saba’s intellectual property, or will not be challenged by third parties. Furthermore, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. Saba cannot assure you that the protection of its proprietary rights will be adequate or that Saba’s competitors will not independently develop similar technology, duplicate Saba’s products and services or design around any patents or other intellectual property rights Saba holds.

Saba’s disaster recovery plan does not include redundant systems, and a disaster could severely damage Saba’s operations.

Saba’s disaster recovery plan does not include fully redundant systems for its services at an alternate site. A disaster could severely harm Saba’s business because its services could be interrupted for an indeterminate length of time. Saba’s operations depend upon its ability to maintain and protect the computer systems needed for the day-to-day operation of Saba Learning ASP Edition and Saba’s hosting services. A number of these computer systems are located on or near known earthquake fault zones. Although these systems are designed to be fault-tolerant, the systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and other events. Additionally, Saba does not carry sufficient business insurance to compensate it for all potential losses that could occur.

Saba outsources the management and maintenance of its hosted and ASP solutions to third parties and will depend upon them to provide adequate management and maintenance services.

Saba relies on third parties to provide key components of its networks and systems. For instance, Saba relies on third-party Internet service providers to host its products for customers who desire to have these solutions hosted. Saba also relies on third-party communications service providers for the high-speed connections that link Saba’s and Saba’s Internet service providers’ Web servers and office systems to the Internet. Saba’s reliance on third party providers limits its ability to control critical customer service functions and communications systems. Any Internet or communications systems failure or interruption could result in disruption of Saba’s service or loss or compromise of customer orders and data. These failures, especially if they are prolonged or repeated, would make Saba’s services less attractive to customers and tarnish Saba’s reputation.

Saba depends upon continuing relationships with third-party integrators who support its solutions.

Saba’s success depends upon the acceptance and successful integration by customers of its products. Saba often relies on third-party systems integrators to assist with implementation of its products. Saba must continue to rely on these systems integrators even as it increases the size of its professional services group. If large systems integrators fail to continue to support Saba’s solution or commit resources to it, if any of Saba’s customers are not able to successfully integrate its solution or if Saba is unable to adequately train its existing systems integration partners, Saba’s business, operating results, and financial condition could suffer. Although Saba makes reasonable efforts to ensure that its third party providers perform to its standards, Saba has only limited control over the level and quality of service provided by its current and future third-party integrators.

Saba may not be able to secure necessary funding in the future; additional funding may result in dilution to Saba’s stockholders.

Saba requires substantial working capital to fund its business. Saba has had significant operating losses and negative cash flow from operations since inception and expects this to continue for the foreseeable future. Saba expects to use its available cash resources and credit facilities primarily to fund sales and marketing activities, research and development, and continued operations, and possibly make future acquisitions. Saba believes that its existing capital resources will be sufficient to meet its capital requirements for the next twelve months. However, if Saba’s capital requirements increase materially from those currently planned or if revenues fail to materialize, Saba may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of Saba’s stockholders will be reduced, stockholders may experience dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of Saba’s common stock. Alternatively, or in addition to equity financing, Saba may incur additional debt to raise funds. Additional equity or debt financing may not be available when needed on terms favorable to Saba or at all. If adequate funds are not available or are not available on acceptable terms, Saba may be unable to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures.

Saba’s stock price may fluctuate substantially.

From the beginning of fiscal 2004 through the end of fiscal 2005, the market price for Saba’s common stock fluctuated between $6.62 per share and $3.22 per share. The market price for Saba’s common stock may be affected by a number of factors, including those described above and the following:

•	the announcement of new products and services or product and service enhancements by Saba or its competitors;

•	actual or anticipated quarterly variations in Saba’s results of operations or those of its competitors;

•	changes in earnings estimates or recommendations by securities analysts that may follow Saba’s stock;

•	developments in Saba’s industry, including announcements of significant acquisitions or strategic partnerships; and

•	general market conditions and other factors, including factors unrelated to Saba’s operating performance or the operating performance of its competitors.

In addition, the stock market in general, and Nasdaq National Market technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry trends may also materially and adversely affect the market price of Saba’s common stock, regardless of Saba’s actual operating performance.

Volatility in the market price and trading volume of Saba’s common stock may prevent its stockholders from selling their shares profitably. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been initiated against that company. Class-action litigation could result in substantial costs and a diversion of management’s attention and resources.

The anti-takeover provisions in Saba’s charter documents could delay or prevent a change in control.

Saba’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could make it harder for a third party to acquire Saba without the consent of Saba’s board of directors.

For example, if a potential acquirer were to make a hostile bid for Saba, the acquiror would not be able to call a special meeting of stockholders to remove Saba’s board of directors or act by written consent without a meeting. In addition, Saba’s board of directors has staggered terms that make it difficult to remove all directors at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Saba’s board of directors also has the ability to issue preferred stock that would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire Saba without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

Saba’s board of directors could choose not to negotiate with an acquiror that it did not feel was in Saba’s strategic interests. If the acquiror was discouraged from offering to acquire Saba or prevented from successfully completing a hostile acquisition by Saba’s anti-takeover measures, Saba’s stockholders could lose the opportunity to sell their shares at a favorable price.

Risks Related to Centra’s Business

Centra may not successfully execute its strategic plan.

Centra’s strategic initiatives include enhancing its products, improving its services, and continuing to develop and beginning to sell add-on modules for its solutions. Centra also intends to continue to evaluate the evolving market for application software solutions and services for online business communication, collaboration and learning and assess any strategic alternatives that Centra identifies. Centra can give no assurance as to whether and when Centra will successfully implement its new strategy of developing and selling solutions. If Centra is not successful in achieving its strategic objectives, then its liquidity and working capital will be materially diminished and the value of its stockholders’ investments could decline significantly.

Centra’s cost cutting efforts could impede its ability to successfully execute its sales strategy.

Centra believes that the success of its sales strategy of selling application software and services for online business communication, collaboration and learning, including its new add-on modules, will depend upon its ability to develop new channel partnerships, enhance its relationships with existing customers, expand international operations, implement new initiatives that improve sales execution and consistency and attract new customers with targeted messaging, print advertising, public relations efforts and lead generation marketing programs. Centra intended to increase its sales and marketing expenditures to meet these goals but subsequently delayed its planned increases in sales and marketing expense until such time that its new add-on modules for its solutions begin to achieve market acceptance and Centra sees significant annual revenue growth. Centra also implemented other initiatives aimed at reducing its costs. While Centra believes that its cost-cutting decisions, including its delay in increasing sales and marketing expenses, to be sound, they could impede Centra’s ability to successfully execute its sales strategy.

Centra has incurred substantial losses in the past and may not achieve profitability in the future.

Centra incurred net losses of $11.1 million for the year ended December 31, 2004 and $17,000 for the nine months ended September 30, 2005. Although Centra recorded a profit of $795,000 for the three months ended September 30, 2005, Centra cannot predict if Centra will be able to continue to be profitable, and if Centra does, Centra may not remain profitable for any substantial period of time. If Centra fails to achieve and maintain profitability, then its investors’ expectations may not be met and the market price of its common stock may fall.

Centra’s future success depends to a significant degree on its senior management team and its ability to retain key employees.

A number of significant changes to Centra’s senior management team have occurred, including; the departure of its former chief executive officer and its former chief financial officer, the hiring of its Chairman and founder as CEO and promotion of its new chief financial officer in the second quarter of 2005 and the departure of and hiring of senior sales, marketing and professional services executives in 2004. Its future success will depend in part on its ability to carry out the transition in senior management and to integrate the new employees and positions into its operations as well as on the efforts of its other senior managers. Changes in Centra’s management team, the inability of its executive officers and key employees to work effectively as a team or the inability to retain key employees could have a material adverse effect on its business, operating results and financial condition.

The success of Centra’s strategy depends on its ability to license and integrate third-party technology to enhance its products.

Centra’s ability to enhance its solutions and the add-on modules to them is dependent upon its ability to license, under commercially reasonable terms, third-party software that enhances, enables or provides additional functionality for them. If Centra is not able to successfully license third-party software to incorporate into its products, Centra may not be able to timely deliver future versions of its solutions. In addition, the third-party software that Centra intends to license may or may not continue to be available on commercially reasonable terms or with acceptable levels of support or functionality, or at all. Failure to obtain or maintain these license arrangements, failure of the third-party vendors to provide updates, modifications or future versions of their software or defects and errors in, or infringement claims against those third-party products could delay or impair Centra’s ability to develop and sell its products and execute against its strategic plan.

Delays in sales could cause significant variability in Centra’s revenues and operating results for any particular period.

Centra generally needs to educate potential customers regarding the benefits of its conferencing, collaboration and learning products and services before they will commit to the purchase of its products. Centra’s sales cycle varies depending on the size and type of customer contemplating a purchase, the complexity of the customer’s purchasing process and whether Centra has conducted business with the customer in the past. Both new and existing customers frequently need to obtain approvals from multiple decision makers within their organization prior to making purchase decisions. Centra expects that the sales cycle will continue to be characterized by these features as Centra moves towards selling broader enterprise-based solutions and larger, multi-year contracts.

Centra faces significant competition from other technology companies and Centra may not be able to compete effectively.

The markets for conferencing, collaboration and learning products and services are highly competitive. Centra expects that its competition in this market will intensify in the future, which will likely result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm its business. Competitors vary in size and in the scope and breadth of the products and services offered. Centra encounters competition with respect to different aspects of its online business communication, collaboration and learning solutions from a variety of software and services vendors. In addition, larger companies with more resources than Centra has could enter Centra’s market and either reduce its sales or require it to lower its prices, or both.

Some of Centra’s competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than Centra does. Some have significantly greater name recognition and a larger installed base of customers. In addition, many of Centra’s competitors have well-established relationships with its current and potential customers. In the past, Centra has lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by Centra. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Centra may lose customers or incur losses if Centra experiences system failures that significantly disrupt the availability and quality of its hosted and ASP services.

While Centra’s products can be deployed at a customer’s premises or on its network as a packaged software application, Centra also delivers its products as an ASP or hosted service utilizing Centra’s network. Centra’s hosted services and ASP services depend on the efficient and continued operation of its internal and outsourced computer and communications hardware and software systems and its ability to avoid and mitigate any interruptions in service or reduced capacity. Some of Centra’s communications hardware and software is hosted at third-party facilities. These third-party providers are vulnerable to business and economic uncertainties as well as damage or interruption from human error, telecommunications failures, computer viruses, sabotage, and intentional acts of vandalism, all of which may affect their ability to continue to provide services. Interruptions in service or performance problems, for whatever reason, could undermine confidence in Centra’s services and cause Centra to lose customers or make it more difficult to attract new ones. In addition, any significant interruption in Centra’s service could result in losses to its customers. Although Centra attempts contractually to disclaim liability for any such losses, a court might not enforce a limitation on Centra’s liability, which could expose it to financial loss.

Centra may require additional funds.

Centra expects that its current cash, cash equivalents and short-term investments will be adequate to provide Centra with sufficient working capital for at least the next 12 months. However, Centra’s current plans and projections may prove to be inaccurate or Centra’s expected cash flow may prove to be insufficient to fund its operations because of difficulties in executing its sales and marketing strategy, demand for its new products, delays in developing new products and improvements, unanticipated expenses or other unforeseen difficulties. Therefore, Centra may need to raise additional capital to continue to fund its operations, particularly if Centra’s strategic sales and marketing efforts do not produce the desired results. Centra might also need to seek additional financing if it were to identify a strategic opportunity or desirable technology to acquire that required more cash than it had available at the time.

Centra’s ability to obtain any additional financing that may be needed will depend on a number of factors, including market conditions, Centra’s operating performance and investor interest, particularly in software companies providing online business communication, collaboration and learning solutions. These factors may make the timing, amount, terms and conditions of any financing unattractive. They may also result in Centra’s incurring additional indebtedness or accepting stockholder dilution. If adequate funds are not available or are not available on acceptable terms, Centra may have to forego strategic acquisitions or investments, defer its product development activities, or delay its continued rollout of new products and product versions. Any of these actions may seriously harm Centra’s business and operating results.

Centra’s future success will depend on its ability to respond effectively to technological changes and new industry standards and developments in new versions of its products.

As with any software technology, Centra expects that the demand and product specifications continue to change and therefore its future success will depend in large part on its ability to stay current with any technology shifts and meet the evolving needs of the market by timely introduction of new products or product releases. In the past, Centra has experienced delays in the introduction of new products. In addition, Centra’s product enhancements must meet the requirements of its current and prospective customers and must achieve significant market acceptance. Centra could also incur substantial costs if it needs to modify its products, services or information technology infrastructure to adapt to these changes, standards and developments.

The market price of Centra’s common stock has been and may continue to be volatile.

Centra’s stock price, like that of other technology companies, has been extremely volatile. The announcement of new products, services, technological innovations, customers or distribution partners by Centra or its competitors, quarterly variations in its operating results, changes in revenues or earnings estimates by securities analysts, speculation in the press or investment community and overall economic conditions are among the factors affecting Centra’s stock price.

In addition, the stock market in general and the market prices for technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of Centra’s common stock, regardless of its operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of Centra’s stockholders brought a lawsuit against it, Centra could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of Centra’s management away from operating its business.

The general economic uncertainties in the United States and abroad continue to cause significant volatility in the stock markets. The continued threat of terrorism in the United States and abroad, the ongoing military action and heightened security measures undertaken in response to that threat can be expected to cause continued volatility in securities markets. In addition, foreign political unrest may continue to adversely affect the economy.

Centra’s business could be adversely affected by the existence of bugs or errors in its current or future product versions.

Software products as complex as Centra’s may contain errors or bugs that result in product failures. From time to time, Centra has identified errors in its products after their commercial introduction. While Centra has not been materially harmed by errors in its products in the past, errors or bugs in its current or future products that Centra is not able to correct at all or correct in a timely fashion may cause its revenues to decline.

Claims by other companies that Centra infringes their proprietary technology could force Centra to redesign its products or otherwise hurt its financial condition.

If Centra were to discover that any of its products violated third-party proprietary rights, there can be no assurance that Centra would be able to reengineer the product or obtain a license on commercially reasonable terms, or at all, that would enable Centra to continue offering the product without substantial reengineering. Also, Centra’s product license agreement states that Centra will indemnify its customers for any of their costs as a result of its infringement on others’ technology, if any. Such costs could be substantial. Centra does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly developing technology environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Any claim of infringement could cause Centra to incur substantial costs defending against the claim, even if the claim is invalid, and could distract Centra’s management from its business. Furthermore, a party making such a claim could secure a judgment that requires Centra to pay substantial damages. A judgment could also include an injunction or other court order that could prevent Centra from selling its products or cause its customers to stop using its products. On August 19, 2003, EdiSync Systems, LLC filed a complaint against Centra in federal court in Denver, Colorado, alleging infringement of two patents for a remote multiple user editing system and method and seeking to enjoin us from continuing to sell our products, as well as unspecified compensatory damages. Although Centra believes it has meritorious defenses and intends to vigorously defend this action, it can give no assurance that it will be able to achieve a satisfactory outcome.

On December 9, 2005, Centra received a letter from Acacia Technologies Group claiming that Acacia’s subsidiary TechSearch LLC owns the rights to license and enforce U.S. Patent No. 5,119, 319 (the “’319 Patent”) relating to video communications systems having full-duplex capability. The letter alleges that Centra’s Centra Live Software (to conduct conferencing services) infringes upon the ‘319 Patent. Centra is evaluating Acacia’s claim, which is in the very early stages. Centra does not believe that it has infringed upon any Acacia patents; however, there can be no assurance that the ultimate resolution of this claim will not a material adverse effect on the business or financial condition of Centra or the combined company.

Future regulations could be enacted that either directly restrict Centra’s business or indirectly impact its business by limiting the growth of Internet-based business and services.

As commercial use of the Internet increases, federal, state and foreign agencies could enact laws or adopt regulations covering issues such as user privacy, content, taxation of products and services, encryption, network and information security, and the convergence of telephone and other traditional communication services with Internet communications such as Voice-Over-Internet-Protocol. If enacted, such laws or regulations could limit the market for Centra’s products and services. Any inconsistencies between state, federal and non-U.S. laws and regulations could affect distribution of Centra’s products and/or increase its costs. Such legislation or regulation could also dampen the growth in Web usage and decrease its acceptance as a medium of communications and commerce.

Centra faces business risks relating to its international operations.

Centra’s success is focused on sales to multinational corporations, which requires it to have international operations and incur risks associated with those operations. In addition to its North American operations, Centra has established sales, marketing and service operations in Europe and Australia and it sells through distributors and resellers in a number of countries around the world. Centra cannot be sure that its international operations will be successful. Centra’s international operations require resources and management’s attention beyond what is required for its domestic operations and subjects itself to additional regulatory, economic and political risks, including:

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	the adoption of data privacy or other laws or regulations that restrict or regulate the use of Centra’s products or the Internet;

•	provisions of local laws governing Centra’s contracts in other countries;

•	difficulties in managing an organization spread over several countries, including complications arising from cultural, language and time differences that may lengthen sales and implementation cycles;

•	challenges relating to localization of technology;

•	political and economic instability; and

•	currency risks, including fluctuations in exchange rates.

Centra cannot assure its investors that Centra will be able to manage these risks effectively or that its international efforts will be successful.

Centra’s success depends on its ability to protect its proprietary rights.

Centra’s success depends to a significant degree upon the protection of its software and other proprietary technology. If Centra fails to protect its proprietary rights, other companies might use its technology to introduce competing products or services that compete with Centra, without paying it for its technology. This could have a material adverse effect on Centra’s business, operating results and financial condition. Centra’s proprietary technology and intellectual property includes one pending U.S. patent application, which has not yet been approved, and the Centra® trademark, among others. Centra depends upon a combination of patent and trademark laws, license agreements, non-disclosure and other contractual provisions to protect proprietary and distribution rights of its products. In addition, Centra attempts to protect its proprietary information and those of its vendors and partners through confidentiality and license agreements with its employees and others. Although Centra has taken steps to protect its proprietary technology, they may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection. Moreover, the laws of other countries in which Centra markets its products may afford little or no effective protection of its intellectual property. If Centra resorted to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and expensive, even if Centra were to prevail.

If Centra identifies and reports material weaknesses in its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of Centra’s financial statements, which could result in a decrease in the value of its common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include in their Annual Reports on Form 10-K a report of management on Centra’s internal control over financial reporting, including management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the company’s year end. In addition, the independent public accounting firm auditing a public company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls. Centra’s independent public accounting firm has provided a report on management’s assessment of internal controls for financial reporting and the effectiveness of internal controls over financial reporting in which they expressed an opinion that Centra maintained in all material respects effective internal controls and financial reporting as of December 31, 2004. However, if in future periods it is determined that Centra’s internal controls are not designed or operating effectively as required by Section 404 or Centra’s independent public accounting firm 1) disclaims an opinion as it relates to management’s assessment of the effectiveness of its internal controls; 2) issues a qualified opinion on the effectiveness of the company’s internal controls or 3) renders an adverse opinion due to material weaknesses in Centra’s internal controls, then investors may lose confidence in the reliability of Centra’s financial statements, which could cause the market price of Centra’s common stock to decline.

Centra could incur substantial costs resulting from product liability claims relating to its customers’ use of its products and services.

Many of the business interactions supported by Centra’s products and services are critical to its customers’ businesses. Any failure in a customer’s business interaction or other collaborative activity caused or allegedly caused by Centra’s products and services could result in a claim for substantial damages against Centra, regardless of Centra’s responsibility for the failure. Although Centra maintains general liability insurance, including coverage for errors and omissions, and contractually attempts to limit liability, there can be no assurance that Centra’s existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

Certain provisions of Centra’s charter and of Delaware law make a takeover of Centra more difficult.

Centra’s corporate documents and Delaware law contain provisions that might enable Centra’s management to resist a takeover of Centra. These provisions, including Centra’s stockholder rights plan, might discourage, delay or prevent a change in control or a change in Centra’s management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of Centra’s common stock. Additionally, Centra has entered into agreements with certain employees and executive officers, which, among other things, include certain severance and change of control provisions.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements in this joint proxy statement/prospectus other than statements of historical fact are forward-looking statements for purposes of these provisions, including any statements of the plans and objectives for future operations and any statement of assumptions underlying any of the foregoing. Statements that include the use of terminology such as “may,” “will,” “expects,” “believes,” “plans,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology are forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, but are not limited to, the following:

•	Saba’s and Centra’s belief that the merger will create a stronger, more competitive company, capable of achieving greater financial strength, market share, operating efficiencies, technology development, earning power and growth potential than either company would have on its own;

•	Saba’s and Centra’s expectations regarding the timing of the closing of the merger;

•	Saba’s and Centra’s intention that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by Saba, Centra or the Saba stockholders;

•	Saba’s intention to more tightly integrate Centra’s products and intellectual property with Saba’s products and intellectual property;

•	Saba’s and Centra’s estimates regarding the direct transaction costs associated with the merger;

•	Saba’s expectation that it will derive substantially all of its revenues for the foreseeable future from the licensing of Saba Enterprise Learning and providing related services;

•	Saba’s expectation that, over the longer term, it will derive revenues from new products such as Saba Enterprise Performance and related services;

•	Saba’s expectation that it will continue to incur non-cash expenses relating to the amortization of purchased intangible assets that will contribute to its net losses, along with any potential goodwill impairment;

•	Saba’s expectation that it will continue to acquire complementary businesses or technologies that will provide additional products or services offerings, additional industry expertise or an expanded geographic presence;

•	Saba’s intention to continue to expand its international presence;

•	Saba’s expectation that it will regularly release new products and new versions of its existing products;

•	Centra’s expectation that its current cash, cash equivalents and short-term investments will be adequate to provide Centra with sufficient working capital for at least the next 12 months;

•	Centra’s intention to vigorously defend itself with respect to the EdiSync Systems, LLC action and Centra’s belief that it has not infringed any Acacia patents;

•	Saba’s and Centra’s estimates regarding the expenses to be incurred in connection with the solicitation of proxies from Saba stockholders and Centra stockholders;

•	Saba’s and Centra’s belief that the combined company will provide the industry’s first complete enterprise learning software solution;

•	Centra’s expectation that the combined company will have a substantially larger customer base;

•	Centra’s belief that the combined company will have the ability to take advantage of the product development and deployment expertise of both companies in order to bring new products to market in a timely fashion;

•	The financial projections and estimates contained in the sections of this joint proxy statement/prospectus titled “The Merger—Opinion of Centra’s Financial Advisor” and “The Merger—Opinion of Saba’s Financial Advisor”;

•	Saba’s belief that the offer and the merger represent an opportunity to enhance value for Saba’s stockholders;

•	Saba’s intention to grow its business and provide its customers with integrated human capital management solutions through internal development, strategic acquisitions, business combinations and alliances;

•	Saba’s belief that the offer and the merger would provide it with increased breadth and depth across its products and market segments;

•	Saba’s belief that Centra’s expertise in collaborative applications would strengthen Saba’s enterprise application suite;

•	Saba’s belief that Centra’s delivery of its solution through an application service provider offering would be additive to Saba’s On-Demand enterprise application offering resulting in what Saba believes will be the broadest suite of integrated human capital management software applications serving multiple market segments;

•	Saba’s belief that that the marketplace for human capital management software products is consolidating, and the most successful companies in this market will be those with the ability to provide comprehensive solutions to a broad segmentation of customers;

•	Saba’s belief that the merger will create the number one human capital management software vendor with approximately 1,100 customers, 500 employees and over $100 million in combined revenues;

•	Saba’s belief that it will have enhanced global reach and resources that will allow Saba to better serve Saba’s and Centra’s joint customers more efficiently;

•	Saba’s belief that the combined company would offer compelling solutions across a broad range of market segments from the enterprise to the mid-market;

•	Saba’s belief that the combined company will be able to expand the reach of current products, as well as provide new products to the installed base of the combined company;

•	Saba’s belief that this transaction will produce tangible operating synergies and provide meaningful earnings accretion;

•	Saba’s belief that it has identified $8-$10 million in targeted cost synergies and statements regarding the breakdown thereof;

•	Saba’s belief that the combination of Saba and Centra creates an even more formidable management team by combining complementary strengths and experiences;

•	Saba’s and Centra’s belief that individuals who are employed by Centra at the time the merger is completed will continue to be employees of either Spruce Acquisition, LLC as the surviving corporation in the merger or Saba; and

•	the financial results set forth in Saba’s unaudited pro forma condensed combined consolidated financial data, the unaudited pro forma comparative per share data, and the unaudited pro forma condensed combined consolidated financial statements of Saba and Centra.

These forward-looking statements involve important factors that could cause Saba’s and Centra’s actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to,

•	the possibility that the market for the sale of certain products and services may not develop as expected;

•	the possibility that the merger does not close;

•	unanticipated delays in closing;

•	the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies;

•	the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty;

•	unanticipated delays and difficulties in the integration of the two companies’ technologies; and

•	unanticipated costs relating to the transaction and the integration of the two companies.

Some of the above-listed important factors, and additional risks and uncertainties are further discussed under the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 17, and elsewhere in this joint proxy statement/prospectus. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

THE STOCKHOLDER MEETINGS

General.

Saba. The Saba stockholders’ special meeting is being held so that stockholders of Saba may consider and vote to approve the issuance of Saba securities to the stockholders of Centra in the merger, and to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. Additionally, Saba stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the issuance of Saba securities to the Centra stockholders, or to satisfy other conditions to closing that the parties elect to satisfy prior to the Saba stockholder vote.

This joint proxy statement/prospectus, together with a notice of special meeting and a form of proxy, is being provided to Saba stockholders in connection with the solicitation of proxies by the Saba board of directors for use at the special meeting of Saba stockholders. The special meeting of the Saba stockholders will be held at 10:00 a.m. on January 26, 2006 at Saba’s executive offices, located at 2400 Bridge Parkway, Redwood Shores, California 94065, or at any adjournment, postponement or rescheduling of that meeting.

This document and the accompanying notice of special meeting and form of proxy are first being mailed to stockholders of Saba on or about December 23, 2005.

Centra. The Centra stockholders’ special meeting is being held so that stockholders of Centra may consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of October 5, 2005, by and among Saba, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, and Centra, and to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. Additionally, Centra stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the merger agreement or to satisfy other conditions to closing that the parties elect to satisfy prior to the Centra stockholder vote. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

This document, together with a notice of special meeting and a form of proxy, is being provided to Centra stockholders in connection with the solicitation of proxies by the Centra board of directors for use at the special meeting of Centra stockholders. The special meeting of the Centra stockholders will be held at 10:00 a.m. on January 26, 2006, at Centra’s offices, located at 430 Bedford Street, Lexington, Massachusetts 02420, or at any adjournment, postponement or rescheduling of that meeting.

This document and the accompanying notice of special meeting and form of proxy are first being mailed to stockholders of Centra around December 23, 2005.

Matters to be Considered.

Saba. At the Saba special meeting and any adjournment or postponement thereof, Saba stockholders will be asked:

•	to consider and vote upon a proposal to approve the issuance of shares of Saba securities to the Centra stockholders pursuant to the merger;

•	to grant Saba management discretionary authority to adjourn the special meeting, if necessary, in order to enable the Saba board of directors to solicit additional proxies in favor of the merger; and

•	to transact any other business that may properly come before the meeting.

Centra. At the Centra special meeting and any adjournment or postponement thereof, Centra stockholders will be asked:

•	to consider and vote upon a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	to grant Centra management discretionary authority to adjourn the special meeting, if necessary, in order to enable the Centra board of directors to solicit additional proxies in favor of the merger; and

•	to transact any other business that may properly come before the meeting.

Recommendation of the Boards of Directors.

Saba. The Saba board of directors unanimously approved the merger agreement, the merger, the issuance of Saba securities pursuant to the merger and the other transactions related to the merger and contemplated by the merger agreement. The Saba board of directors believes that the merger is advisable.

THE SABA BOARD UNANIMOUSLY RECOMMENDS THAT SABA STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF SABA SECURITIES TO THE CENTRA STOCKHOLDERS PURSUANT TO THE MERGER.

Centra. The Centra board of directors unanimously approved the merger agreement, the merger and the other transactions related to the merger and contemplated by the merger agreement. The Centra board of directors believes that the merger is advisable.

THE CENTRA BOARD UNANIMOUSLY RECOMMENDS THAT CENTRA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering such recommendations, Saba stockholders and Centra stockholders should be aware that Saba and Centra have agreed to provide certain employment and other arrangements to certain directors and officers of Centra. (See “The Merger—Interests of Centra’s Officers and Directors in the Merger” beginning on page 72 of this document).

Record Date and Vote Required.

Saba. The Saba board of directors has fixed December 16, 2005 as the record date for determining the Saba stockholders who are entitled to notice of, and to vote at, the Saba special meeting. Only Saba stockholders of record at the close of business on the record date will receive notice of, and be entitled to vote at, the special meeting of Saba stockholders.

At the close of business on the record date, there were approximately 17,953,253 of Saba common stock outstanding and entitled to a vote, held by approximately 257 record holders. A majority of these shares must be represented, in person or by proxy, at the Saba special meeting in order to constitute a quorum. A quorum must be present before a vote can be taken on the issuance of Saba securities, or any other matter, except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions, but not shares held in Saba’s treasury, will be counted for purposes of determining the presence of a quorum, but not present for purposes of approving the proposal, at the Saba special meeting.

Each share of Saba common stock entitles its holder to cast one vote on each matter submitted to a vote at the Saba special meeting. For the issuance of Saba securities pursuant to the merger to be approved under the rules of the Nasdaq National Market, at least a majority of the shares of Saba common stock present in person or by proxy at the Saba special meeting must be voted for the issuance of Saba securities pursuant to the merger. In the event that stockholders are asked to vote on a proposal to adjourn or postpone the Saba special meeting to permit solicitation of additional proxies, approval of that proposal would require the affirmative vote of holders of at least a majority of the shares of Saba common stock present in person or represented by proxy at the meeting.

As of December 16, 2005, the record date for the Saba stockholders special meeting, directors and executive officers of Saba beneficially owned directly or indirectly approximately 5,941,280 of the outstanding shares of Saba common stock, which represented approximately 33% of the shares of Saba common stock then outstanding.

Holders of approximately 30% of the outstanding shares of Saba have entered into voting agreements with Centra, under which they agreed to vote shares of Centra common stock in favor of the merger. Accordingly, pursuant to the voting agreements, approximately 30% of all outstanding shares of Saba common stock entitled to vote at the stockholder meeting will be voted in favor of the issuance of Saba common stock in connection with the merger.

Centra. The Centra board of directors has fixed December 20, 2005 as the record date for determining the Centra stockholders who are entitled to notice of and to vote at the special meeting. Only Centra stockholders of record at the close of business on the record date will receive notice of, and be entitled to vote at, the special meeting of Centra stockholders.

At the close of business on the record date, there were approximately 28,445,084 shares of Centra common stock outstanding and entitled to a vote, held by approximately 174 record holders. A majority of these shares must be represented, in person or by proxy, at the Centra special meeting in order to constitute a quorum. A quorum must be present before a vote can be taken on the adoption of the merger agreement, or any other matter except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions, but not shares held in Centra’s treasury, will be counted for purposes of determining the presence of a quorum at the Centra special meeting.

Each share of Centra common stock entitles its holder to cast one vote on each matter submitted to a vote at the Centra special meeting. For the merger to be approved under Delaware law and Centra’s certificate of incorporation, at least a majority of the outstanding shares of Centra common stock on the record date must be voted for the adoption and approval of the merger agreement and the merger. In the event that stockholders are asked to vote on a proposal to adjourn or postpone the Centra special meeting to permit solicitation of additional proxies, approval of that proposal would require the affirmative vote of holders of at least a majority of the shares of Centra common stock present in person or represented by proxy at the meeting.

As of December 20, 2005, the record date for the Centra stockholders special meeting, directors and executive officers of Centra beneficially owned approximately 3,501,715 of the outstanding shares of Centra common stock (including options exercisable within 60 days), which represented approximately 12.3% of the shares of Centra common stock then issued and outstanding.

Holders of approximately 12% of the outstanding shares of Centra have entered into voting agreements with Saba, under which they agreed to vote all shares of Centra common stock in favor of the merger. Accordingly, pursuant to the voting agreements, approximately 12% of all outstanding shares of Centra common stock entitled to vote at the stockholder meeting will be voted in favor of the merger and the merger agreement. The merger and the merger agreement will be approved if only an additional approximately 38% of the shares of Centra vote in favor of the merger and the merger agreement.

Proxies.

Saba. This document is being furnished to Saba stockholders in connection with the solicitation of proxies by the Saba board of directors for use at the special meeting of Saba stockholders. It is accompanied by a form of proxy card.

Saba stockholders should complete, sign and return the proxy card if they will not be able to attend the special meeting in person. A Saba stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Saba special meeting by (1) notifying the corporate secretary of Saba in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date again, either by mail, fax or delivery of such later proxy in person. In addition, a Saba stockholder may revoke a prior proxy by attending the Saba special meeting and voting in person. However, mere attendance alone at the special meeting by a Saba stockholder who has signed a proxy, but has not provided a notice of revocation or request to vote in person to Saba’s secretary is not sufficient to revoke such stockholder’s proxy.

All shares of Saba common stock represented by properly executed proxies that Saba receives by mail, facsimile or in person before or at the Saba special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the shares of Saba common stock represented by the proxy will be voted “FOR” the issuance of Saba securities pursuant to the merger unless the shares are held in a brokerage account. If a properly executed proxy is returned to Saba and the stockholder has abstained from voting on the issuance of securities pursuant to the merger agreement, Saba common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of the issuance of securities pursuant to the merger agreement. In the event that Saba stockholders are asked to vote on a proposal to adjourn or postpone the Saba special meeting to permit the solicitation of additional proxies and no directions on this proposal are indicated, proxies that indicate a vote in favor of the issuance of securities pursuant to the merger agreement will be voted “FOR” the proposal to postpone or adjourn, proxies that indicate a vote against issuance of securities pursuant to the merger agreement will be voted “AGAINST” the proposal to postpone or adjourn, and proxies that abstain from a vote on the issuance of securities pursuant to the merger agreement will be voted “FOR” the adjournment or postponement.

If a Saba stockholder holds their shares of Saba common stock in a brokerage account, the brokers holding such shares in “street name” may vote the shares only if the stockholder provides the broker with appropriate instructions. If an executed proxy is returned to Saba by a broker holding shares of Saba common stock in street name which indicates that the broker does not have discretionary authority to vote on the issuance of securities pursuant to the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of or against the issuance of securities pursuant to the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. You are urged to mark the applicable box on the proxy to indicate how to vote your shares. In addition, please note that if the shares of a Saba stockholder are held in “street name” by a broker, bank or other nominee, and such Saba stockholder wishes to vote in person at the Saba special meeting, such stockholder must bring to the special meeting a letter from their broker, bank or other nominee in order to vote their shares in person.

Saba stockholders should address written notices of revocation of proxies and other communications relating to proxies to:

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, CA 94065

Attention: Mr. Peter E. Williams III, Secretary

Approval of the issuance of Saba securities to the Centra stockholders requires the affirmative vote of holders of at least a majority of the shares of Saba common stock present in person or by proxy at the Saba special meeting. In order to ensure there is a quorum at the special meeting, the Saba board of directors urges all Saba stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.

Saba does not expect that any matter other than approval of the issuance of securities pursuant to the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

Solicitation of Saba Proxies. Expenses incurred in connection with the solicitation of proxies from Saba stockholders are estimated to be approximately $25,000 and will be borne by Saba. Following the original mailing of this document, proxies and other soliciting materials, Saba will request brokers, custodians, nominees and other record holders of Saba common stock to forward copies of those materials to persons for whom they hold shares of Saba common stock, and to request authority for the exercise of proxies. In addition, documents filed with the SEC by Saba are available free of charge by contacting Mr. Peter E. Williams III, Saba’s secretary, at 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500. Directors, executive officers and employees of Saba may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, executive officers and employees will not be separately compensated for soliciting proxies.

Centra. This document is being furnished to Centra stockholders in connection with the solicitation of proxies by the Centra board of directors for use at the special meeting of Centra stockholders. It is accompanied by a form of proxy card.

Centra stockholders should complete, sign and return the proxy card if they will not be able to attend the special meeting in person. A Centra stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Centra special meeting by (1) notifying the corporate secretary of Centra in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date again, either by mail, by fax or by delivering such later dated proxy in person. In addition, a Centra stockholder may revoke a prior proxy by attending the Centra special meeting and voting in person. However, mere attendance alone at the special meeting by a Centra stockholder who has signed a proxy but was not provided a notice of revocation or request to vote in person is not sufficient to revoke such stockholder’s proxy.

All shares of Centra common stock represented by properly executed proxies that Centra receives by mail, facsimile or in person before or at the Centra special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the shares of Centra common stock represented by the proxy will be voted “FOR” approval of the merger agreement, the merger and the other transactions, unless such shares are held in a brokerage account. If a properly executed proxy is returned to Centra and the stockholder has abstained from voting on approval of the merger agreement, the merger and the related transactions, Centra common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of approval of the merger agreement, the merger and related transactions contemplated by the merger agreement. In the event that Centra stockholders are asked to vote on a proposal to adjourn or postpone the meeting to permit the solicitation of additional proxies and no directions on this proposal are indicated, proxies that indicate a vote in favor of approval of the merger agreement will be voted “FOR” the proposal to postpone or adjourn, proxies that indicate a vote against approval of the merger agreement will be voted “AGAINST” the proposal to postpone or adjourn, and proxies that abstain from a vote on approval of the merger agreement will be voted “FOR” the adjournment or postponement.

If a Centra stockholder holds their shares of Centra common stock in a brokerage account, the brokers holding such shares in “street name” may vote the shares only if the stockholder provides the broker with appropriate instructions. If an executed proxy is returned to Centra by a broker holding shares of Centra common stock in street name which indicates that the broker does not have discretionary authority to vote on approval of the merger agreement, the merger and related transactions, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of approval of the merger agreement and will be the equivalent of a vote against approval of the merger. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. You are urged to mark the applicable box on the proxy to indicate how to vote your shares. In addition, please note that if the shares of a Centra stockholder are held in “street name” by a broker, bank or other nominee, and such Centra stockholder wishes to vote in person at the Centra special meeting, such stockholder must bring to the special meeting a letter from their broker, bank or other nominee in order to vote their shares in person.

Centra stockholders should address written notices of revocation of proxies and other communications relating to proxies to:

Centra Software, Inc.

430 Bedford Street

Lexington, Massachusetts 02420

Attention: Ms. Michelle Caggiano, Secretary

Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of holders of at least a majority of the shares of Centra common stock outstanding on the record date. Accordingly, abstentions and failures to vote will have the same effect as votes against approval of the merger agreement and the merger and the other transactions contemplated by the merger agreement. Therefore, the Centra board of directors urges all Centra stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.

BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE CENTRA COMMON STOCK OUTSTANDING AS OF THE RECORD DATE, ABSTENTIONS, FAILURES TO VOTE AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

Centra does not expect that any matter other than approval of the merger agreement, the merger, and the other transactions contemplated by the merger agreement, will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

Solicitation of Centra Proxies. Expenses incurred in connection with the solicitation of proxies from Centra stockholders are estimated to be approximately $25,000 and will be borne by Centra. Following the original mailing of this document, proxies and other soliciting materials, Centra will request brokers, custodians, nominees and other record holders of Centra common stock to forward copies of those materials to persons for whom they hold shares of Centra common stock, and to request authority for the exercise of proxies. In these cases, if the record holders so request, Centra will reimburse the record holders for their reasonable expenses. Directors, officers and employees of Centra may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, officers and employees will not be separately compensated for soliciting proxies. In addition, Centra may retain the services of a proxy solicitation firm to solicit proxies, and, if retained, will bear all cost thereof.

YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES FOR CENTRA COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

THE MERGER

This section of the document describes material aspects of the proposed merger, including the merger agreement and the related agreements. While Saba and Centra believe that the description covers the material terms of the merger and related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents referred to herein carefully for a more complete understanding of the merger. References in this section to “you” or “your” refer to stockholders of Saba and Centra.

General Description of the Merger and Conversion of Centra Common Stock

On October 5, 2005, Saba, Centra, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Saba, Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Saba, entered into a merger agreement. The merger agreement provides for Saba to acquire all of the outstanding shares of Centra common stock. The transaction will involve two mergers. First, Spruce Acquisition Corporation will merge with and into Centra. In the merger, each share of Centra common stock held by stockholders of Centra will be converted into the right to receive (a) 0.354 of a share of Saba common stock and (b) $0.663 in cash. Immediately thereafter, Centra would merge with and into Spruce Acquisition, LLC. As a result, in accordance with the merger agreement and Delaware law, the separate corporate existence of Centra will cease and Spruce Acquisition, LLC will survive the merger as a wholly-owned subsidiary of Saba. The merger agreement is attached to this document as Annex A and incorporated herein by reference. You are urged to read this document in its entirety.

The number of shares of Saba common stock issuable in the merger will be proportionately adjusted for any stock split, reverse stock split, stock dividend, recapitalization, redenomination of share capital or other similar transactions with respect to Centra common stock or Saba common stock that takes place between the date of the merger agreement and the completion of the merger. Saba will not issue any fractional shares of its stock in the merger. Instead of a fraction of a share, Centra’s stockholders will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (x) such fraction, multiplied by (y) the average of the volume weighted averages of the trading prices of shares of Saba common stock on the Nasdaq National Market (as reported by Bloomberg Financial Markets or such other sources the parties agree in writing) on the date of completion of the merger.

Background of the Transaction

The terms, conditions and other provisions of the merger agreement are the result of arms-length negotiations conducted among representatives of Saba and Centra. The following is a summary of the meetings, negotiations and discussions between the parties that preceded entering into the merger agreement.

General. The following is a description of the existing and historical business relationship between Saba and Centra, and a description of the material aspects of the proposed merger and related transactions, including the merger agreement and certain other agreements entered into in connection therewith. This section of this joint proxy statement/prospectus also discusses additional contacts, meetings and negotiations that Centra had with other interested parties. While Saba and Centra believe that the following description covers the material terms of the merger and the related transactions, the description may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to herein for a more complete understanding of the merger and the related transactions.

Both Saba and Centra regularly evaluate different strategies to improve their competitive positions and enhance their respective shareholder and stockholder values, including opportunities for acquisitions of other companies or their assets, possible partnerships or alliances and other significant transactions.

2004

In June 2004, in response to an unsolicited approach by another company regarding a possible merger, Centra requested Jefferies Broadview to present to Centra management on strategic alternatives including potential acquisition targets, merger partners, or a sale of the Company. Jefferies Broadview met with Centra management regarding strategic alternatives and to discuss the proposed merger. Over the course of the next several months, Centra management held several discussions with the proposed merger partner regarding a potential merger.

On July 12, 2004, Jefferies Broadview met with the Centra board of directors to update the board on the proposed merger and to present strategic alternatives.

On July 14, 2004, Centra met with another company to discuss business possibilities, including licensing deals and a possible acquisition of Centra by the other company.

On August 4, 2004, Centra formally engaged Jefferies Broadview to assess strategic alternatives, in particular, transactions in which Centra would enter into a “merger of equals” with another company. At this time, the original proposed merger partner decided to suspend merger discussions with Centra as it assessed its own strategic alternatives.

In September 2004, Centra management decided to suspend discussions of business opportunities with the company it had met with in July 2004 regarding business possibilities, in order for Centra to evaluate other potential transactions including acquisitions and mergers.

On September 13, 2004, Centra’s board of directors held a meeting at which Jefferies Broadview updated the board on its progress in identifying potential acquisition and merger partners and also provided advice on strategic alternatives. The Centra board asked Jefferies Broadview to continue to identify and evaluate new candidates for a merger of equals transaction. Over the next few months, Jefferies Broadview approached several candidates on Centra’s behalf to discuss such a transaction.

On October 5, 2004, Jefferies Broadview contacted Bobby Yazdani, chief executive officer of Saba, to discuss business possibilities with Centra, including a possible merger or business development partnership. Following this discussion, Jefferies Broadview arranged a meeting between Paul Gudonis, then Centra’s chief executive officer, and Bobby Yazdani.

On October 21, 2004, the Centra board held a meeting at which Jefferies Broadview updated the Centra Board on its activities on Centra’s behalf regarding a possible acquisition by Centra or a merger.

On November 17, 2004, Centra’s chief executive officer and Bobby Yazdani of Saba met and discussed the possibility of a business combination.

On November 30, 2004, Centra’s board of directors held a meeting to discuss strategic alternatives. After this meeting, Centra’s board determined to engage in a process by which they would seek and evaluate offers to acquire Centra. At this time, Centra asked Jefferies Broadview to initiate discussions with select list of buyers.

In December 2004, a special committee composed of Leon Navickas, Paul Gudonis and Doug Ferguson was formed. From December 2004 to May 2005, this special committee worked with Jefferies Broadview to identify and assess potential strategic buyers. Jefferies Broadview held regular calls with the special committee to update them on this process.

During this time, and over the next several months, Jefferies Broadview contacted 31 potential strategic buyers and five potential financial buyers. Jefferies Broadview prepared an executive summary, management presentation, and additional financial data. Centra entered into non-disclosure agreements with 10 parties and held initial meetings with these companies.

All of the potential acquirers except for Saba and a second company declined the opportunity to pursue an acquisition of Centra. The companies declining the opportunity gave various reasons for declining, including their concerns about overlap with existing products; strategic focus in other business areas; concern over Centra’s business model; a potentially costly integration process; concern about Centra’s growth prospects and profitability; and concern over competing with larger vendors including WebEx, Cisco and Microsoft.

February 2005

On February 1, 2005, Jefferies Broadview spoke with the financial advisors to the second company to re-initiate business combination discussion that had taken place during 2004. Due to scheduling and other business opportunities, the second company was unable to schedule a meeting until April 25.

On February 16, 2005, Centra announced the resignation of Steve Johnson, its chief financial officer.

April 2005

On April 7, 2005, Centra’s chief executive officer contacted Saba to re-initiate merger discussions. Over the next several weeks, several discussions were held between Centra and Saba to further explore the possibility of a business combination. Saba undertook a business review of Centra’s operations.

On April 25, 2005, Centra representatives met with representatives of the second company to further explore the possibility of a business combination.

On April 29, 2005, Centra announced the resignation of Paul Gudonis, its chief executive officer. Leon Navickas, Centra’s founder and former chief executive officer, replaced Mr. Gudonis as chief executive officer. Also on this date, Centra’s board of directors held a meeting at which Jefferies Broadview updated the board on the status of the ongoing discussions with Saba and the second company.

May 2005

On May 9, 2005, Centra received, through its bankers, an oral indication of interest from the second company discussing a potential acquisition of Centra for a price in the range of $2.00 to $2.15 per share, subject to the completion by the second company of its due diligence review. The second company cited the need for any potential deal to be accretive on an earnings-per-share basis. At this time the second company began its business review of Centra’s operations.

After receiving the second company’s oral indication of interest, Jefferies Broadview contacted selected parties that had previously declined to pursue discussions with Centra to reassess interest in light of the oral proposal from the second company. All of the parties contacted by Jefferies Broadview again at this time either declined the opportunity to renew discussions, or did not respond.

On May 13, 2005, the board of directors of Centra held a meeting at which Jefferies Broadview updated the board on the discussions with the second company and the status with other parties.

On May 26, 2005, Leon Navickas and Bobby Yazdani met to discuss a potential combination of Centra and Saba. Messrs. Navickas and Yazdani continued this discussion in a telephone conversation during the following week.

June 2005

On June 1, 2005, Centra received a letter from the second company proposing a non-binding offer to acquire Centra for $2.50 per share, subject to business and legal diligence.

On June 15, 2005, Saba verbally indicated interest in a merger proposal in which Centra stockholders would receive Saba stock equal to 40% of the combined entity. There would be no cash component to the offer.

On June 16 and 17, 2005, management representatives of Centra and Saba held meetings at Saba’s offices to discuss the terms of the proposed combination. Messrs. Navickas and Yazdani spoke by telephone on a number of occasions before and after the June 16 and 17 meetings.

Centra and Saba collaborated to develop a joint model of the combined entity, including quarterly financial projections of the combined entity through Saba’s fiscal year ended May 31, 2006.

On June 20, 2005, Centra’s board of directors held a meeting at which Jefferies Broadview updated the board on the ongoing discussions between Centra and each of Saba and the second company. Saba management was present for a portion of this meeting as well, and presented to the Centra directors an overview of Saba’s business.

July 2005

On July 12, 2005, the second company visited Centra’s offices to conduct business diligence.

On July 14, 2005, Centra’s board of directors held a meeting at which Evan Marwell joined the board and Jefferies Broadview updated the board on the ongoing discussions.

On July 22, 2005, the second company informed Centra that it was not interested in pursuing a business combination. The second company cited concern over integrating different business models and its concern about the need for dedicated personnel within the second company to manage the business to be acquired.

On July 15, 2005, Saba’s board of directors met to discuss a proposed transaction with Centra. From July 15, 2005 through July 29, 2005, Saba conducted business and technical diligence in order to present the case for the combination to its board of directors at a Saba board meeting to be held on Friday July 29, 2005. On July 29, 2005, Saba management presented an operational overview of Centra to Saba’s board of directors.

On July 28 and 29, 2005, Messrs. Navickas and Yazdani met at Centra’s offices to discuss the terms of the proposed combination. They also spoke by telephone on several occasions before and after these meetings.

August 2005

On August 8, 2005, Centra received an initial term sheet from Saba proposing a merger in which Centra stockholders would receive 33% equity of the combined company and $15.28 million in cash.

On or around August 9, 2005, Evan Marwell, in his capacity as a director of Centra, met with members of Saba’s management team.

On August 9, 2005, Jefferies Broadview contacted the second company to determine whether the second company would be interested in resuming discussions with a view toward an acquisition of Centra. The second company once again declined, and informed Jefferies Broadview that its decision had been related to issues other than the proposed price.

On August 12, 2005, Jefferies Broadview provided a revised term sheet to Saba proposing that the Centra stockholders would receive Saba stock equal to 40% of the combined entity along with $15.28 million in cash.

On August 15, 2005, Saba countered with what it termed its “best and final” offer, proposing that Centra stockholders would receive Saba stock equal to 36% of the combined entity, along with approximately $19.140 million in cash.

On August 19, 2005, the two parties executed an exclusivity agreement and agreed on the terms of a non-binding term sheet.

On August 22, 2005, each of Saba and Centra commenced mutual legal and business due diligence. Representatives of Saba visited Centra to conduct diligence on August 30, 2005.

On August 26, 2005, Mr. Yazdani met with Mr. Navickas at Centra’s offices. Also, during the month of August 2005, representatives of Centra and Saba held numerous telephone conference calls regarding the terms of the proposed combination.

September 2005

During September 2005, each of Saba and Centra continued their due diligence investigations. Representatives of Centra visited Saba’s offices to conduct due diligence on September 8 and 9, 2005.

On September 9, 2005, Mr. Yazdani met with Mr. Navickas at Centra’s offices. Also, on this date, a draft merger agreement was circulated by Saba’s counsel.

From September 16 through September 18, 2005, members of the Saba and Centra management teams met at Saba’s offices.

On September 23, 2005, the board of directors of Centra held a meeting by telephone to discuss the terms of the proposed transaction.

On September 26, 2005, the board of directors of Centra held a meeting by telephone to discuss the terms of the proposed transaction.

On September 26, 2005, the two parties decided to extend the planned timing of the negotiation of the merger agreement by one week, in order to facilitate resolution of outstanding due diligence matters.

On September 30, 2005, Messrs. Navickas and Yazdani held a meeting by telephone to discuss the terms of the proposed transaction.

October 2005

On October 3, 2005, Saba and Centra agreed to fix the exchange ratios pursuant to which each share of Centra common stock would be converted to the right to receive 0.354 of a share of Saba common stock and $0.663 of cash per share based on closing stock prices on October 3, 2005 and shares outstanding (including the dilutive effect of in-the-money outstanding options).

On October 4, 2005, the Centra board of directors held a meeting to discuss the situation. Jefferies Broadview presented a draft of its financial analysis related to the merger to the Centra board of directors.

On October 4, 2005, the Saba board of directors held a meeting to discuss the situation. At the same meeting, the Saba board of directors reviewed the final terms and decided on whether to approve the merger. Also at this meeting, Banc of America Securities reviewed with the Saba board of directors its financial analysis of the consideration to be paid by Saba in the merger and delivered to the Saba board of directors its oral opinion, which was confirmed by delivery of its written opinion dated October 4, 2005, to the effect that, based on and subject to the various assumptions and limitations described in the opinion, the consideration to be paid by Saba in the merger was fair, from a financial point of view to Saba. At this meeting, the Saba board of directors resolved to approve the merger.

On October 5, 2005, Messrs. Navickas and Yazdani met by telephone to discuss and resolve the final issues. The Centra board of directors held a meeting to review the final terms and decide on whether to approve the merger. Jefferies Broadview delivered its opinion that the merger consideration was fair from a financial point of view to holders of Centra common stock. At this meeting, the Centra board of directors resolved to approve the merger. The merger agreement was executed on October 5, 2005.

Centra’s Reasons for the Merger; Recommendation of Centra’s Board of Directors

Centra’s board determined that the terms of the merger agreement are advisable to Centra and its stockholders, and unanimously approved the merger agreement. In reaching its unanimous decision to approve the merger agreement, Centra’s board consulted Centra’s management, financial advisors and legal counsel, and identified and considered several factors which, when taken as a whole, supported its decision. The board considered the following material factors:

•	The board considered the complementary nature of each company’s products and the potential for a combined product offering to address all aspects of enterprise learning software. The board believed the combined company will provide the industry’s first complete enterprise learning software solution.

•	The board considered that the combined company might be able to create significant product sales and distribution synergies. In particular, the board recognized that the combined company will have the opportunity to capitalize on each company’s existing customer and partner relationships and established reputations to provide additional products and services to each company’s existing customers. The board considered that the combined company will have a substantially larger customer base.

•	The board considered the ability of the combined company to take advantage of the product development and deployment expertise of both companies in order to bring new products to market in a timely fashion.

•	The board considered the merger consideration to be received by Centra stockholders. The board also considered current financial market conditions and the historical volatility and trading prices of the Centra common stock and the Saba common stock.

•	The board considered that a portion of the merger consideration to be received by Centra stockholders will be paid in cash and therefore will not be adjusted downward in the event of a decline in the trading price of Saba common stock or Centra common stock after the announcement of the merger.

•	The board considered the risks and potential rewards associated with continuing to operate as an independent company as an alternative to the merger, including, among others, risks associated with remaining independent in light of increasing consolidation and competition in the collaborative learning market. The board also considered potential rewards associated with the opportunity for stockholders to participate in the future growth of Saba.

•	The board considered favorably the financial presentation of Jefferies Broadview including its opinion to Centra’s board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of Centra common stock.

•	The board considered the financial strength of Saba and the likelihood that it would be able to complete the merger.

•	The board considered the complementary corporate cultures of the two companies.

•	The board considered the economic effects of the merger on the customers, employees, suppliers and other constituents of Centra and on the communities in which Centra does business.

•	The board considered the limited rights that Saba has to terminate the merger agreement, including the fact that Saba may not terminate the merger agreement on the basis of changes in the price of the Centra common stock.

•	The board considered its right under the merger agreement to consider superior acquisition proposals, alter its recommendation of the merger and, in the event the stockholders do not approve the merger, pursue superior acquisition proposals.

In reaching its decision to approve the merger and recommend approval to Centra’s stockholders, Centra’s board of directors also considered a number of potentially negative factors concerning the merger. These factors included the following:

•	The board considered the volatility of the trading price of Saba common stock, including the fact that the stock portion of the merger consideration to be received by Centra stockholders consists of a fixed percentage of a share of Saba stock per Centra share and thus will decline in value in the event of a decline in the trading price of Saba common stock.

•	The board considered the risk that the combined company will not successfully integrate the operations of the two companies or achieve the anticipated synergies of the combination, which might adversely affect the trading price of the Saba common stock received in the merger.

•	The board considered the possible effects of the public announcement of the merger on Centra’s sales and its relationships with its employees, suppliers and strategic partners.

•	The board considered that the termination fee negotiated by Saba could have the effect of deterring other potential acquirors from proposing an alternative transaction that might be more advantageous to Centra stockholders. In determining the fairness of the merger to Centra stockholders, the board took into account the size of the termination fee and the board’s evaluation of the likelihood that another company would propose an alternative transaction even in the absence of the termination fee.

In addition, Centra’s board of directors considered the interests that its officers and directors may have with respect to the merger that are different from or in addition to interests they may have as Centra stockholders. See “Interests of Centra’s Officers and Directors in the Merger” on page 72 for a more complete discussion of these interests.

Centra’s board of directors evaluated these factors in light of their knowledge of Centra’s business, Centra’s customers and partners, the market for collaborative learning software, and their business judgment. In view of the variety of factors and the amount of information considered, Centra’s board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors taken as a whole. In addition, individual members of Centra’s board of directors may have given different weights to different factors. The foregoing discussions of the information and factors considered by Centra’s board of directors are not intended to be exhaustive but Centra’s board of directors believe that they include all of the material factors considered by Centra’s board.

CENTRA’S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. CENTRA’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE ADVISABLE AND RECOMMENDS THAT ITS STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

If the merger is not completed, Centra intends to continue as an independent public company and will continue to evaluate other strategic transactions or alternatives to realize value for its stockholders.

Opinion of Centra’s Financial Advisor

Pursuant to a letter agreement dated as of August 4, 2004, Jefferies Broadview was engaged to act as financial advisor to the Board of Directors of Centra. The Board of Directors selected Jefferies Broadview based on Jefferies Broadview’s reputation and experience in the information technology (“IT”), communications, healthcare technology and media industry in particular. Jefferies Broadview focuses on providing merger and acquisition advisory services to IT, communications, healthcare technology and media companies. In this capacity, Jefferies Broadview is continually engaged in valuing these businesses and maintains an extensive database of IT, communications, healthcare technology and media mergers and acquisitions for comparative purposes. At the meeting of Centra’s Board of Directors on October 5, 2005, Jefferies Broadview rendered its opinion that, as of the date the opinion was rendered and based upon and subject to the various qualifications and limitations described in the Jefferies Broadview opinion, the Merger Consideration to be received by holders of Centra common stock under the Agreement was fair, from a financial point of view, to holders of Centra common stock.

Jefferies Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Jefferies Broadview, is attached as Annex D to this joint proxy statement/prospectus. Holders of Centra common stock are urged to, and should, read the Jefferies Broadview opinion carefully and in its entirety. The Jefferies Broadview opinion is directed to Centra’s Board of Directors and addresses only the fairness of the Merger Consideration from a financial point of view to holders of Centra common stock as of the date of the opinion. The Jefferies Broadview opinion does not address any other aspect of the Merger Consideration and does not constitute a recommendation to any holder of Centra common stock as to how to vote at the Centra shareholder meeting. The summary of the Jefferies Broadview opinion set forth in this joint proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

Jefferies Broadview’s opinion does not address the underlying business decision to enter into the Agreement or the merger, nor does it evaluate alternative transaction structures or other financial or strategic alternatives.

In reading the discussion of the fairness opinion set forth below, you should be aware that Jefferies Broadview:

•	reviewed the terms of a draft of the definitive agreement furnished to Jefferies Broadview by Centra’s legal counsel;

•	reviewed certain publicly available financial statements and other information with respect to Centra;

•	reviewed certain internal financial and operating information concerning Centra, including certain projections for Centra prepared and furnished to Jefferies Broadview by Centra management, and certain projections for Centra prepared by Saba management and furnished to Jefferies Broadview by Saba’s financial advisors on behalf of Saba;

•	participated in discussions with Centra management concerning the operations, business strategy, current financial performance and prospects for Centra;

•	discussed with Centra management its view of the strategic rationale for the merger;

•	reviewed the recent reported closing prices and trading activity for Centra common stock;

•	compared certain aspects of Centra’s financial performance with those of public companies Jefferies Broadview deemed comparable;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	reviewed certain publicly available financial statements and other information with respect to Saba;

•	reviewed certain internal financial and operating information concerning Saba, including certain projections for Saba prepared by Saba management and furnished to Jefferies Broadview by Saba’s financial advisors;

•	reviewed certain equity research analyst reports covering Saba;

•	reviewed the recent reported closing prices and trading activity for Saba common stock;

•	discussed with Saba management its view of the strategic rationale for the merger;

•	compared certain aspects of Saba’s financial performance with those of public companies Jefferies Broadview deemed comparable;

•	participated in discussions with Saba management concerning the operations, business strategy, current financial performance and prospects for Saba;

•	reviewed the anticipated effect of the merger on the future financial performance of the consolidated entity, prepared by Saba management and furnished to Jefferies Broadview by Saba’s financial advisors on behalf of Saba;

•	assisted in negotiations and discussions related to the merger among Centra, Saba and their respective financial and legal advisors; and

•	conducted other financial studies, analyses and investigations as Jefferies Broadview deemed appropriate for purposes of its opinion.

In rendering its opinion, Jefferies Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to Jefferies Broadview by Centra, Saba or their respective advisors. With respect to the financial projections and assumptions regarding the anticipated effect of the merger on the future financial performance of the consolidated entity examined by Jefferies Broadview, Jefferies Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Centra and Saba as to the future performance of Centra and Saba, respectively. With respect to the financial projections for Centra furnished to Jefferies Broadview by Saba’s financial advisors on behalf of Saba, these projections have been reviewed by management of Centra, and management has confirmed that these projections are the most reasonable forecast of Centra’s financial performance.

Jefferies Broadview also assumed, that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the merger and that the merger will be consummated in accordance with applicable laws and regulations and the terms of the Merger Agreement as set forth in the October 4, 2005 draft thereof, without waiver, amendment or modification of any material term, condition or agreement. Jefferies Broadview’s opinion does not address the relative merits of the merger as compared to other business strategies that might be available to Centra, nor does it address the underlying business decision of the Company to proceed with the merger. Jefferies Broadview understood the parties may seek to refinance certain debt of the combined companies but has assumed, for purposes of its opinion, that closing of the merger is not contingent on the closing of any such refinancing. Jefferies Broadview did not make or take into account any independent appraisal or valuation of any of Centra’s or Saba’s assets or liabilities, contingent or otherwise, or conducted any investigation into the business of Saba or Centra other than as set forth in its written opinion. Jefferies Broadview expressed no view as to the arrangements agreed between Centra and Saba regarding payment of the cash consideration paid in the merger or the federal, state or local tax consequences of the merger.

For purposes of its opinion, Jefferies Broadview assumed that neither Centra nor Saba was currently involved in any material transaction other than the merger, other than publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Jefferies Broadview’s opinion was necessarily based upon market, economic, financial and other conditions as they existed on October 5, 2005 and should be evaluated as of that date. It should be understood that, although subsequent developments may affect Jefferies Broadview’s opinion, Jefferies Broadview has no obligation to update, revise or reaffirm its opinion. Jefferies Broadview expressed no opinion as to the price at which shares of Saba common stock will trade at any time in the future.

Jefferies Broadview’s opinion was rendered solely with respect to the aggregate consideration to be received by holders of Centra common stock in the merger, and Jefferies Broadview expressed no opinion as to the fairness of any particular form or combination of consideration available to holders of Centra common stock.

The following is a summary explanation of the various sources of information and valuation methodologies employed by Jefferies Broadview in rendering its opinion. These analyses were presented to Centra’s Board of Directors at its meeting on October 5, 2005. This summary includes the financial analyses used by Jefferies Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Jefferies Broadview in arriving at its opinion. Jefferies Broadview did not explicitly assign any relative weights to the various factors or analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Jefferies Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

In constructing its analyses, Jefferies Broadview considered two sets of Company projections for the calendar year ending December 31, 2006. The first set of projections reflects a low revenue growth scenario and were prepared and furnished to Jefferies Broadview by Saba management (“Case 1”). The second set of projections reflects a higher revenue growth scenario and were prepared and furnished to Jefferies Broadview by Centra management (“Case 2”). Centra management informed Jefferies Broadview that as of October 5, 2005 it believed that Case 1 represented the most reasonable forecast of Centra’s financial performance.

Centra Stock Performance Analysis

Jefferies Broadview compared the recent stock performance of Centra with that of the Nasdaq Composite and Centra Comparable Indices. The Centra Comparable Indices are comprised of public companies that Jefferies Broadview deemed comparable to Centra. Jefferies Broadview selected companies competing in the Web and Audio Conferencing industry with Trailing Twelve Months (“TTM”) Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) Margin less than 25%, eLearning industry with EBITDA Margin less than 25%, and Application Software industry with Negative TTM Revenue Growth, Negative TTM EBITDA Margin, and TTM Revenue Between $15MM and $100MM.

The Web and Audio Conferencing comparables index consists of the following companies:

•	Ezenia!, Inc.;

•	Polycom, Inc.;

•	Raindance Communications, Inc.;

•	Genesys S.A.; and

•	ACT Teleconferencing, Inc.

The eLearning comparables index consists of the following companies:

•	Blackboard Inc.;

•	eCollege.com;

•	SkillSoft PLC;

•	SumTotal Systems, Inc.

•	Saba Software, Inc.; and

•	PLATO Learning, Inc.

The Application Software comparables index consists of the following companies:

•	AXS-One Inc.;

•	I-many, Inc.;

•	Mobius Management Systems, Inc.;

•	Callidus Software Inc.;

•	KANA Software, Inc.;

•	Artemis International Solutions Corporation; and

•	Selectica, Inc.

Public Company Comparables Analysis

Jefferies Broadview considered ratios of share price and equity market capitalization, adjusted for cash and debt when appropriate, to reflect total enterprise value, which they refer to as TEV, to selected historical operating and balance sheet results in order to derive multiples that indicate the value public equity markets place on companies in a particular market segment. In order to perform this analysis, Jefferies Broadview compared financial information of Centra with publicly available information for the companies included in the Centra Comparable Indices. For this analysis, as well as other analyses, Jefferies Broadview examined publicly available information, as well as a range of estimates based on equity research reports.

Jefferies Broadview noted that the TTM Revenue Growth and TTM EBITDA Margin for Centra were below the medians for both the Web and Audio Conferencing and eLearning comparable indices.

The following table presents, based on closing prices as of October 5, 2005, the median multiples and the range of multiples for the Web and Audio Conferencing comparables index of TEV or Centra share price, divided by selected operating metrics as appropriate:

	Median Multiples	Range of Multiples
TTM TEV/R	1.20 x	0.42 x - 2.55 x
TTM TEV/EBITDA	7.85 x	4.57 x - 11.52 x
Projected 12/31/05 TEV/R	1.18 x	0.91 x - 1.80 x
Projected 12/31/05 TEV/EBITDA	7.75 x	5.31 x - 9.32 x
Projected 12/31/06 TEV/R	1.13 x	0.89 x - 1.63 x
Projected 12/31/06 TEV/EBITDA	7.79 x	5.05 x - 8.07 x
Projected 12/31/06 P/E	18.29 x	8.21 x - 42.14 x

The Web and Audio Conferencing comparables imply the following medians and ranges for Centra per share value. Value is reflected as No Value (“NV”) where there is no implied value due to lack of Centra profitability:

	Median Values	Range of Values
TTM TEV/R	$2.52	$1.44 - $4.39
TTM TEV/EBITDA	NV	NV - NV
Projected 12/31/05 TEV/R	$2.47	$2.11 - $3.30
Projected 12/31/05 TEV/EBITDA	$1.14	$1.05 - $1.19
Projected 12/31/06 TEV/R (Case 1)	$2.45	$2.11 - $3.15
Projected 12/31/06 TEV/R (Case 2)	$2.78	$2.36 - $3.62
Projected 12/31/06 TEV/EBITDA (Case 1)	$1.45	$1.25 - $1.47
Projected 12/31/06 TEV/EBITDA (Case 2)	$1.72	$1.42 - $1.75
Projected 12/31/06 P/E (Case 1)	$1.14	$0.51 - $2.62
Projected 12/31/06 P/E (Case 2)	$1.47	$0.66 - $3.38

The following table presents, based on closing prices as of October 5, 2005, the median multiples and the range of multiples for the eLearning comparables index of TEV or Centra share price, divided by selected operating metrics as appropriate:

	Median Multiples	Range of Multiples
TTM TEV/R	1.86 x	1.15 x - 4.84 x
TTM TEV/EBITDA	15.31 x	11.72 x - 22.27 x
Projected 12/31/05 TEV/R	1.84 x	1.17 x - 4.44 x
Projected 12/31/05 TEV/EBITDA	13.41 x	11.26 x - 19.63 x
Projected 12/31/06 TEV/R	1.74 x	0.93 x - 3.77 x
Projected 12/31/06 TEV/EBITDA	13.27 x	8.55 x - 39.16 x
Projected 12/31/06 P/E	40.56 x	23.80 x - 263.83 x

The eLearning comparables imply the following medians and ranges for per share value:

	Median Values	Range of Values
TTM TEV/R	$3.43	$2.45 - $7.54
TTM TEV/EBITDA	NV	NV - NV
Projected 12/31/05 TEV/R	$3.35	$2.45 - $6.88
Projected 12/31/05 TEV/EBITDA	$1.34	$1.26 - $1.55
Projected 12/31/06 TEV/R (Case 1)	$3.30	$2.17 - $6.13
Projected 12/31/06 TEV/R (Case 2)	$3.79	$2.44 - $7.20
Projected 12/31/06 TEV/EBITDA (Case 1)	$1.86	$1.51 - $3.80
Projected 12/31/06 TEV/EBITDA (Case 2)	$2.32	$1.80 - $5.14
Projected 12/31/06 P/E (Case 1)	$2.52	$1.48 - $16.40
Projected 12/31/06 P/E (Case 2)	$3.26	$1.91 - $21.18

The following table presents, based on closing prices as of October 5, 2005, the median multiples and the range of multiples for the Application Software comparables index of TEV divided by selected operating metrics as appropriate (Profitability metrics are not shown due to lack of meaningful or available multiples for comparables):

	Median Multiples	Range of Multiples
TTM TEV/R	0.85 x	0.36 x - 1.66 x
Projected 12/31/05 TEV/R	0.75 x	0.43 x - 0.83 x
Projected 12/31/06 TEV/R	0.68 x	0.58 x - 0.78 x

The Application Software comparables imply the following medians and ranges for per share value:

	Median Values	Range of Values
TTM TEV/R	$2.05	$1.37 - $3.15
Projected 12/31/05 TEV/R	$1.89	$1.45 - $2.00
Projected 12/31/06 TEV/R (Case 1)	$1.81	$1.68 - $1.95
Projected 12/31/06 TEV/R (Case 2)	$2.01	$1.84 - $2.17

No company utilized in the public company comparables analysis as a comparison to Centra is identical to Centra. In evaluating the comparables, Jefferies Broadview made numerous assumptions with respect to the Web and Audio Conferencing and software industry’s performance and general economic conditions, many of which are beyond the control of Centra. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

Transaction Comparables Analysis

Jefferies Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical and balance sheet operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Jefferies Broadview reviewed a number of transactions, including those involving companies deemed by Jefferies Broadview to be comparable to Centra based on financial performance, market focus, business model and size. Jefferies Broadview reviewed 11 comparable merger and acquisition (“M&A”) transactions announced from January 1, 2003 through October 5, 2005 involving sellers in the Web and Audio Conferencing services and software industry, and 6 comparable M&A transactions announced from January 1, 2003 through October 5, 2005 involving sellers in the eLearning industry. For this analysis, as well as other analyses, Jefferies Broadview examined publicly available information, as well as information from Jefferies Broadview’s proprietary database of published and confidential merger and acquisition transactions in the IT, communications, healthcare technology and media industries.

The Web and Audio Conferencing services and software transactions consisted of the acquisitions of:

•	PlaceWare, Inc. by Microsoft Corporation;

•	Resource Communications, Inc. by Ptek Holdings, Inc.;

•	Sprint Corporation (conferencing related assets) by West Corporation;

•	Citizens Communications Company by Ptek Holdings, Inc.;

•	ITC Holding Company, Inc. (InterCall) by West Corporation;

•	Netspoke, Inc. by Premiere Global Services, Inc;

•	Latitude Communications, Inc. by Cisco Systems, Inc.;

•	Connect-us Group Communications by Ptek Holdings, Inc.;

•	ClearOne Communications, Inc. (conferencing services division) by Ptek Holdings, Inc.;

•	ConferenceCallServices by Ptek Holdings, Inc.; and

•	Confidential by Confidential.

The following table presents, as of October 5, 2005, the median multiple and the range of multiples of adjusted price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller’s revenue (which we refer to as P/R) in the last reported twelve months prior to acquisition for the Web and Audio Conferencing services transactions listed above:

	Median Multiple	Range of Multiples
P/R	1.89 x	0.97 x - 3.92 x

These comparables imply the following median and range for per share value:

	Median Value	Range of Values
P/R	$3.47	$2.20 - $6.28

The eLearning transactions consisted of the acquisitions of:

•	Confidential by Confidential;

•	DigitalThink, Inc. by Convergys Corp.;

•	Pathlore Software Corporation by SumTotal Systems, Inc.;

•	Epic Group PLC by Huveaux PLC;

•	THINQ Learning Solutions, Inc. by Saba Software, Inc.; and

•	Lightspan, Inc. by PLATO Learning.

The following table presents, as of October 5, 2005, the median multiple and the range of P/R multiples for the eLearning transactions listed above:

	Median Multiple	Range of Multiples
P/R	1.69 x	0.76 x - 3.13 x

These comparables imply the following median and range for per share value:

	Median Value	Range of Values
P/R	$3.20	$1.92 - $5.20

No transaction utilized as a comparable in the transaction comparables analysis is identical to the Merger. In evaluating the comparable transactions, Jefferies Broadview made numerous assumptions with respect to the Web and Audio Conferencing and eLearning industries’ performance and general economic conditions, many of which are beyond the control of Centra. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

Transaction Premiums Paid Analysis

Jefferies Broadview considered the premiums paid above a seller’s share price in order to determine the additional value that strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Jefferies Broadview reviewed a number of transactions involving publicly-held North American software vendors from January 1, 2003 to October 5, 2005 with equity purchase price between $10 million and $250 million. Transactions were selected from Jefferies Broadview’s proprietary database of published and confidential M&A transactions in the information technology, communications, healthcare technology and media industries. These transactions consisted of the acquisition of:

1)	Caminus Corporation by SunGard DataSystems, Inc.

2)	Nuance Communications, Inc. by ScanSoft, Inc.;

3)	Numerical Technologies, Inc. by Synopsys, Inc.;

4)	Nassda Corporation by Synopsys, Inc.;

5)	Mercator Software, Inc. by Ascential Software Corporation;

6)	Catalyst International, Inc. by ComVest Investment Partners;

7)	Speechworks International, Inc. by ScanSoft, Inc.;

8)	Lightspan, Inc. by PLATO Learning, Inc.;

9)	T/R Systems Inc. by Electronics for Imaging, Inc.

10)	Sanchez Computer Associates, Inc. by Fidelity National Financial, Inc.;

11)	SciQuest, Inc. by Trinity Ventures, Ltd.;

12)	Basis100, Inc. by First American Corporation.;

13)	MDSI Mobile Data Solutions Inc. by Vista Equity Partners;

14)	ON Technology Corporation by Symantec Corporation;

15)	Persistence Software, Inc. by Progress Software Corporation;

16)	Brio Software, Inc. by Hyperion Solutions Corporation;

17)	Novadigm, Inc. by Hewlett-Packard Company;

18)	Plumtree Software, Inc. by BEA Systems, Inc.;

19)	Blue Martini Software, Inc by Golden Gate Capital Management, LLC;

20)	AD OPT Technologies Inc. by Kronos Inc.;

21)	MDI Technologies, Inc. by Logibec Groupe Informatique Ltd.;

22)	EXE Technologies, Inc. by SSA Global Technologies, Inc.;

23)	H.T.E., Inc. by SunGard Data Systems, Inc.;

24)	Rogue Wave Software, Inc. by Quovadx, Inc.;

25)	Elite Information Group, Inc. by Thomson Corporation;

26)	Marimba, Inc. by BMC Software, Inc.;

27)	Extended Systems Incorporated by Sybase, Inc.;

28)	Latitude Communications, Inc. by Cisco Systems, Inc.;

29)	Timberline Software Corporation by Sage Group plc (Best Software);

30)	Comshare, Incorporated by Geac Computer Corp Ltd.;

31)	Made2Manage Systems Inc. by Battery Ventures VI, L.P.;

32)	Speedware Corporation, Inc. by Activant Solutions, Inc.;

33)	iManage, Inc. by Interwoven, Inc.;

34)	IMPAC Medical Systems, Inc. by Elekta AB;

35)	Concerto Software, Inc. by Melita International, Ltd.;

36)	Vastera, Inc. by JPMorgan Chase & Co.;

37)	Valicert, Inc. by Tumbleweed Communications Corp.;

38)	Ross Systems, Inc. by Chinadotcom Corporation (CDC Software Holdings Inc.);

39)	Elevon, Inc. by SSA Global Technologies, Inc.;

40)	Tarantella, Inc. by Sun Microsystems, Inc.;

41)	BindView Development Corporation by Symantec Corporation;

42)	Primus Knowledge Solutions, Inc. by Art Technology Group, Inc.;

43)	Apropos Technology, Inc. by Enghouse Systems Ltd.;

44)	InteliData Technologies Corporation by Corillian Corporation;

45)	Virage, Inc. by Autonomy Corporation plc;

46)	Triple G Systems Group, Inc. by General Electric Company (GE Medical Systems Information Technologies);

47)	Landacorp, Inc. by SHPS Holdings, Inc.;

48)	Optika Inc. by Stellent, Inc.;

49)	BroadVision, Inc. by Vector Capital Corporation; and

50)	Tangram Enterprise Solutions, Inc. by Opsware Inc.

The following table presents, as of October 5, 2005, the median premium and the range of premiums for these transactions calculated by dividing:

(1) the offer price per share minus the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2) the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction:

	Median Premiums	Range of Premiums
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	29.8%	(55.6)% - 260.0%

Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	40.4%	(60.8)% - 214.7%

The following table presents the median implied value and the range of implied values of Centra’s stock, calculated by using the premiums shown above and Centra’s share price twenty trading days and one trading day prior to delivery:

	Median Value	Range of Values
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	$2.60	$0.89 - $7.20

Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	$2.67	$0.75 - $5.98

No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Jefferies Broadview made numerous assumptions with respect to the software industry’s performance and general economic conditions, many of which are beyond the control of Centra. Mathematical analysis, such as determining the average, median or range is not in itself a meaningful method of using comparable transaction data.

Present Value of Projected Share Price Analysis

Jefferies Broadview calculated the present value of the projected share price of shares of Centra common stock on a standalone basis using Centra revenue projections (both Case 1 and Case 2) for the twelve months ending December 31, 2006.

Case 1: The implied share price calculated using the median TTM TEV/Revenue ratio for the Web and Audio Conferencing public company comparables and discounted based on the Capital Asset Pricing Model (“CAPM”) using the median capital-structure adjusted beta for the Web and Audio Conferencing public company comparables is $2.01. The implied share price calculated using the median TTM TEV/Revenue ratio for the eLearning public company comparables and discounted based on the CAPM using the median capital-structure adjusted beta for the eLearning public company comparables is $2.45.

Case 2: The implied share price calculated using the median TTM TEV/Revenue ratio for the Web and Audio Conferencing public company comparables and discounted based on the CAPM using the median capital-structure adjusted beta for the Web and Audio Conferencing public company comparables is $2.28. The implied share price calculated using the median TTM TEV/Revenue ratio for the eLearning public company comparables and discounted based on CAPM using the median capital-structure adjusted beta for the eLearning public company comparables is $2.83.

In addition, Jefferies Broadview considered the pro forma present value per Saba share assuming a consummation of the merger. This analysis applied the median Price to TTM EPS ratio for Saba public company comparables to the estimated Projected Fiscal Year Ending 5/31/07 and 5/31/08 GAAP EPS for the combined entity (prepared by Saba and provided to Jefferies Broadview by Saba’s financial advisors on behalf of Saba) and discounted the implied future share prices to October 5, 2005 based on the CAPM using the median capital-structure adjusted beta for Saba public company comparables. Based on this analysis Jefferies Broadview calculated the present value of the Centra portion of the future share price (including the Cash Consideration of $0.663 per share) to be $2.89 based on Projected 5/31/07 GAAP EPS and $4.07 based on Projected 5/31/08 GAAP EPS.

Relative Share Price Analysis

Jefferies Broadview considered the relative value public equity markets have placed on Centra and Saba common stock from October 5, 2004 through October 5, 2005. For comparative purposes, the implied historical relative share price was examined in contrast with the implied exchange ratio of 0.526 derived from a $2.03 per share offer. Based on this analysis the historical relative share price has ranged from 0.326 to 0.599 with an average of 0.462.

Relative Contribution Analysis

Jefferies Broadview examined the relative contribution of Centra to Saba for a number of historical and projected operating metrics. In this analysis, projected figures for Centra and Saba are derived from management estimates, with both Case 1 and Case 2 considered for the calendar 2006 period.

The following reflect the relative contribution of Saba and Centra for each operating metric, with contribution reflected as NM when the relevant figure is less than or equal to zero:

	Saba	Centra
TTM Revenue	59.0%	41.0%
TTM Gross Profit	54.1%	45.9%
TTM EBITDA	NM	NM
TTM EBIT	NM	NM
TTM Net Income	NM	NM

Projected 12/31/05 Revenue	60.5%	39.5%
Projected 12/31/05 Gross Profit	55.6%	44.4%
Projected 12/31/05 EBITDA	NM	100.0%
Projected 12/31/05 EBIT	NM	100.0%
Projected 12/31/05 Net Income	NM	100.0%

Projected 12/31/06 Revenue (Case 1)	64.5%	35.5%
Projected 12/31/06 Revenue (Case 2)	60.1%	39.9%
Projected 12/31/06 Gross Profit (Case 1)	61.3%	38.7%
Projected 12/31/06 Gross Profit (Case 2)	56.4%	43.6%
Projected 12/31/06 EBITDA (Case 1)	75.8%	24.2%
Projected 12/31/06 EBITDA (Case 2)	68.3%	31.7%
Projected 12/31/06 EBIT (Case 1)	78.7%	21.3%
Projected 12/31/06 EBIT (Case 2)	72.5%	27.5%
Projected 12/31/06 Net Income (Case 1)	73.9%	26.1%
Projected 12/31/06 Net Income (Case 2)	67.8%	32.2%

Relative Ownership Analysis

Jefferies Broadview measured each of the merging companies’ relative equity ownership and relative entity values (net of cash) to selected historical and projected operating metrics on a percentage basis. At the exchange ratio defined in the Agreement of 0.354, the implied equity ownership is 36.0% for Centra and 64.0% for Saba, with the corresponding implied entity ownership (EMC plus debt, minus cash) of 34.7% for Centra and 65.3% for Saba.

Saba Stock Performance Analysis and Saba Public Company Comparables Analysis

Jefferies Broadview compared the recent stock performance of Saba with that of the Nasdaq Composite and the Saba Comparable Index. The Saba Comparable Index is comprised of public companies that Jefferies Broadview deemed comparable to Saba. Jefferies Broadview selected companies competing in the eLearning industry.

The Saba Comparable Index consists of the following companies:

•	Blackboard Inc.;

•	Renaissance Learning, Inc.;

•	eCollege.com;

•	SkillSoft PLC;

•	SumTotal Systems, Inc.; and

•	PLATO Learning, Inc.

Jefferies Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Jefferies compared financial information of Saba with publicly available information for public companies comprising the Saba Comparable Index. For this analysis, as well as other aspects of Jefferies Broadview’s financial analysis, Jefferies Broadview examined publicly available information.

Pro Forma Combination Analyses

Jefferies Broadview examined the EPS accretion or dilution of the pro forma combined entity based on the pro forma combination analysis prepared by Saba management and furnished to Jefferies Broadview by Saba’s financial advisors on behalf of Saba. The analysis relies upon financial and operating assumptions for Saba and Centra provided by Saba and Centra management. The pro forma merger analysis indicates GAAP EPS dilution of ($0.07) and Cash EPS accretion (excluding the effects of deferred revenue write-down and amortization of identifiable intangibles) of $0.16 for Saba’s fiscal year ending May 31, 2006; GAAP EPS dilution of ($0.03) and Cash EPS accretion of $0.16 for Saba’s fiscal year ending May 31, 2007; and GAAP and Cash EPS accretion of $0.00 and $0.06, respectively for Saba’s fiscal year ending May 31, 2008.

Consideration of the Discounted Cash Flow Methodology

While discounted cash flow is a commonly used valuation methodology, Jefferies Broadview did not employ such an analysis for the purposes of its opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Centra, with very limited intermediate and long-term visibility, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of Centra. Given management’s inability to develop reliable long-term forecasts and the uncertainty in forecasting the product mix, operating performance, future cash flows and sustainable long-term growth rate for Centra, Jefferies Broadview considered a discounted cash flow analysis inappropriate for valuing Centra.

The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Jefferies Broadview. In arriving at its fairness determination, Jefferies Broadview considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Jefferies Broadview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain Jefferies Broadview analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Jefferies Broadview. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

In performing its analyses, Jefferies Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Centra. The analyses performed by Jefferies Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The consideration to be received by the holders of Centra common stock pursuant to the definitive agreement and other terms of the definitive agreement were determined through arm’s length negotiations between Centra and Saba, and were approved by the board of directors of Centra subsequent to the determinations and recommendation of Centra’s board of directors. Jefferies Broadview did not recommend any specific consideration to Centra’s board of directors or that any specific consideration constituted the only appropriate consideration with respect to the merger agreement and the transactions contemplated thereby, including the merger. In addition, Jefferies Broadview’s opinion and presentation to Centra’s board of directors was one of many factors taken into consideration by Centra’s board of directors in making its decision to approve the merger. Consequently, the Jefferies Broadview analyses as described above should not be viewed as determinative of the opinion of Centra’s board of directors with respect to the value of Centra or whether Centra’s board of directors would have been willing to agree to different consideration.

Based upon and subject to the qualifications and limitations set forth in its written opinion, a copy of which is attached as Annex D, Jefferies Broadview was of the opinion that, as of October 5, 2005, the Merger Consideration was fair, from a financial point of view, to holders of Centra common stock.

Jefferies Broadview acted as financial advisor to Centra’s board of directors, received a customary fee from Centra upon delivery of its opinion and will receive an additional customary fee upon the successful conclusion of the merger. Jefferies Broadview will also be reimbursed for its reasonable and customary expenses, and it and related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection therewith. No limitations were imposed on Jefferies Broadview by us with respect to the investigations made or procedures followed by it in rendering its opinion.

Jefferies Broadview and its affiliates in the past have provided, currently are providing, or in the future may provide investment banking, financial and advisory services to Centra, Saba, or their affiliates unrelated to the proposed merger, for which services they have received, or expect to receive, compensation.

In the ordinary course of their businesses, Jefferies Broadview and its affiliates, including Jefferies Group, Inc., Jefferies Broadview’s parent company, may publish research reports regarding the securities of Centra or Saba or their respective affiliates, may actively trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

Saba’s Reasons for the Merger; Recommendation of Saba’s Board of Directors

Saba’s board of directors believes that the offer and the merger represent an opportunity to enhance value for Saba’s stockholders. Saba’s strategic intent is to grow its business and provide its customers with integrated human capital management solutions through internal development, strategic acquisitions, business combinations and alliances.

Saba’s board of directors approved the offer and the merger and determined that the offer and the merger would provide Saba with increased breadth and depth across its products and market segments. Saba’s board determined that Centra’s expertise in collaborative applications would strengthen Saba’s enterprise application suite. In addition, Centra’s delivery of its solution through an application service provider offering would be additive to Saba’s On-Demand enterprise application offering resulting in what Saba believes will be the broadest suite of integrated human capital management software applications serving multiple market segments. In approving the offer and the merger, Saba’s board considered the following expected benefits:

•

Establish Global Position of Scale. Saba believes that the marketplace for human capital management software products is consolidating, and the most successful companies in this market will be those with the ability to provide comprehensive solutions to a broad segmentation of customers. Saba believes that the merger with Centra will create the number one human capital management software vendor with approximately 1,100 customers, 500 employees and over $100 million in combined revenues. Saba’s enhanced global reach and resources will allow Saba to better serve Saba’s and Centra’s joint customers more efficiently.

•	Expanded Market Opportunity. After the merger, the combined company would offer compelling solutions across a broad range of market segments from the enterprise to the mid-market.

•	Expanded Product Coverage and Domain Expertise. While each company has industry leading products, the combined company would leverage unique product offerings from both companies to create the industry’s first complete enterprise learning software solution. The combined company will be able to expand the reach of current products, as well as provide new products to the installed base of the combined company.

•	Significant Financial Benefits. Saba believes that this transaction will produce tangible operating synergies and provide meaningful earnings accretion. Saba has identified $8-$10 million in targeted cost synergies specifically targeting the following opportunities:

•	Savings from rationalization of administrative functions;

•	Consolidation of purchasing activities;

•	Efficiency in sales, services and research and development organizations; and

•	Elimination of redundant “public company” costs.

•	Enhanced Management Team. Saba and Centra each benefit from top quality management teams that understand each company’s respective market segments. The combination of Saba and Centra creates an even more formidable management team by combining these complementary strengths and experiences.

•	Shared Commitment to Customer Success and Innovation. Saba and Centra have a shared commitment to customer satisfaction, technological leadership and innovation.

The foregoing discussion of factors considered by Saba’s board is not meant to be exhaustive but includes material factors considered by the board in approving the offer, the merger agreement and the transactions contemplated by the merger agreement. Saba’s board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the board made its determination based on the totality of the information presented to it, and the judgments of individual members of the board may have been influenced to a greater or lesser degree by different factors.

In addition to the anticipated benefits outlined above, Saba’s board of directors consulted with management, as well as its outside legal counsel and its financial advisors, and considered the following material factors:

•	information regarding historical market prices and other information with respect to Saba common stock and the Centra common stock, and the financial performance and condition, assets, liabilities, business operations and prospects of each of Saba and Centra;

•	the prices paid in comparable transactions involving other software and technology companies, as well as the trading performance for comparable companies in the industry;

•	the financial terms of the offer and the merger, including the proposed structure as a tax-free reorganization, and the merger consideration;

•	the evaluation of Saba’s management, financial advisors and legal advisors relating to the due diligence review that was conducted regarding Centra’s business;

•	the opinion of Banc of America Securities dated October 4, 2005 as to the fairness, from a financial point of view, and as of the date of the opinion, to Saba of the consideration to be paid by Saba in the merger; and

•	the interests of the officers and directors of Centra in the merger, including the matters described under “The Merger—Interests of Centra’s Officers and Directors in the Merger” and the impact of the offer and the merger on Saba’s stockholders, customers and employees.

Saba’s board of directors also considered potential negative factors relating to the offer and the merger, including:

•	the potentially dilutive effect on Saba’s common stock price if revenue and earnings expectations for Saba, Centra or the combined company are not met;

•	the risk that the benefits sought to be achieved by the offer and the merger will not be realized;

•	the risk that the offer and the merger may not be completed in a timely manner, if at all, and the reaction of the companies’ competitors to the announcement of the proposed merger;

•	the potential loss of key Saba and Centra employees critical to the ongoing success of Saba’s and Centra’s businesses and to the successful integration of the two companies;

•	the potential loss of customers, suppliers and vendors currently relied upon by the companies;

•	difficulties associated with integration of each company’s products, platforms and technologies;

•	the risk that Saba will be unable to recruit employees critical to the ongoing success of the combined company’s operations; and

•	the other risks and uncertainties discussed above under “Risk Factors” beginning on page 17.

Opinion of Saba’s Financial Advisor

Saba retained Banc of America Securities as its financial advisor to evaluate, and render an opinion to the Saba board of directors with respect to, the merger consideration. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Saba selected Banc of America Securities on the basis of Banc of America Securities’ experience in transactions similar to the merger, its reputation in the software industry and investment community and its familiarity with Saba and its business.

On October 4, 2005, at a meeting of the Saba board of directors held to evaluate the merger, Banc of America Securities delivered to the Saba board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 4, 2005, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by Saba pursuant to the merger agreement was fair, from a financial point of view, to Saba.

The full text of Banc of America Securities’ written opinion to the Saba board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. Holders of Saba common stock are encouraged to read the opinion carefully in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to the Saba board of directors for the benefit and use of the Saba board of directors in connection with and for purposes of its evaluation of the merger consideration to be paid by Saba pursuant to the merger agreement. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote at the special meetings.

For purposes of its opinion, Banc of America Securities:

•	reviewed publicly available financial statements and other business and financial information of Saba and Centra, respectively;

•	reviewed internal financial statements and other financial and operating data concerning Saba and Centra, respectively;

•	reviewed the near-term expectations of Centra’s management for the financial performance of Centra for the remainder of calendar year 2005 (referred to herein as “Centra Forecasts”) and financial forecasts for Centra prepared by the management of Saba for calendar years 2006 through 2010 (referred to herein as “Saba’s Centra Forecasts”);

•	reviewed financial forecasts relating to Saba prepared by the management of Saba (referred to herein as “Saba Forecasts”);

•	reviewed and discussed with Saba’s senior executives information relating to cost savings anticipated by Saba’s management to result from the merger;

•	discussed the past and current operations, financial condition and prospects of Centra with Centra’s senior executives and Saba’s senior executives, and discussed the past and current operations, financial condition and prospects of Saba with Saba’s senior executives;

•	reviewed the potential pro forma financial impact of the merger on Saba’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed information relating to the relative contributions of Centra and Saba to the combined company;

•	reviewed the reported prices and trading activity for Saba common stock and Centra common stock;

•	compared the financial performance of Saba and Centra and the prices and trading activity of Centra’s common stock and Saba’s common stock with that of one another and certain other publicly traded companies that Banc of America Securities deemed relevant;

•	compared financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions that Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Centra and Saba and their respective advisors;

•	reviewed the October 4, 2005 draft of the merger agreement; and

•	performed other analyses and considered other factors as Banc of America Securities deemed appropriate.

Banc of America Securities assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. Banc of America Securities was not provided with, and did not have access to, current financial projections for Centra prepared by Centra’s management for periods beyond December 31, 2005 and, accordingly, relied, at the direction of Saba, upon Saba’s Centra Forecasts for such periods. However, Centra advised Banc of America Securities that Saba’s Centra Forecasts for calendar years 2006 and 2007 were a reasonable basis on which to evaluate the future financial performance of Centra for such periods. With respect to the Centra Forecasts, Banc of America Securities assumed, on the advice of Centra and at the direction of Saba, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Centra as to the near term financial performance of Centra. With respect to Saba’s Centra Forecasts, the Saba Forecasts and the cost savings, Banc of America Securities assumed, at the direction of Saba, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Saba as to the future financial performance of Centra and Saba and other matters covered by such forecasts. In arriving at its opinion, Banc of America Securities relied, at the direction of Saba, upon the assessments of the management of Saba as to the ability of Saba to achieve the cost savings, and Banc of America Securities assumed, at the direction of Saba, that such cost savings would be realized in the amounts and at the times projected. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities of Centra or Saba, nor was Banc of America Securities furnished with any such valuations or appraisals. Banc of America Securities assumed, with the consent of Saba, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Banc of America Securities also assumed, at the direction of Saba, that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by Banc of America Securities and that the merger would be consummated as provided in the draft merger agreement, with full satisfaction of all covenants and conditions set forth in the draft merger agreement and without any waivers thereof. Banc of America Securities relied upon, without independent verification, the assessment by the managements of Centra and Saba of their respective technology and products, and the integration of Centra’s technology with Saba’s technology and the timing of introduction of future products incorporating such technology.

Banc of America Securities expressed no view or opinion as to any terms or aspects of the transactions contemplated by the merger agreement other than the merger consideration to the extent expressly specified in its opinion. In addition, Banc of America Securities expressed no opinion as to the relative merits of the merger in comparison to other transactions available to Saba or in which Saba might engage or as to whether any transaction might be more favorable to Saba as an alternative to the merger, nor did Banc of America Securities express any opinion as to the underlying business decision of the Saba board of directors to proceed with or effect the merger. Banc of America Securities expressed no opinion as to what the value of Saba common stock would be when issued in the merger or the prices at which Saba common stock or Centra common stock would trade at any time. Except as described above, Saba imposed no other limitations on the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

Banc of America Securities’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to the Saba board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities. For purposes of Banc of America Securities’ analyses summarized below, the implied per share value of the merger consideration of $2.07 was calculated based on the closing price per share of Saba common stock on September 30, 2005 of $3.98, a fixed exchange ratio of 0.354 and cash consideration of $0.663 per share.

Centra Analysis

Selected Companies Analysis. Banc of America Securities reviewed financial and stock market information of Centra and the following six selected publicly traded companies in the human capital management software sector:

•	Callidus Software Inc.

•	Kenexa Corporation

•	Saba Software, Inc.

•	Skillsoft PLC

•	SumTotal Systems, Inc.

•	WebEx Communications, Inc.

Banc of America Securities reviewed, among other things, enterprise values, calculated as diluted market value, plus total debt, minority interests and preferred stock, less cash and cash equivalents, as a multiple of estimated revenues for calendar years 2005 and 2006. Banc of America Securities then applied a range of selected multiples of estimated revenues for calendar years 2005 and 2006 derived from the selected companies to corresponding financial data of Centra. Multiples were based on closing stock prices on September 30, 2005. Estimated financial data for the selected companies (other than Saba) were based on publicly available research analysts’ estimates. Estimated financial data for Saba were based, at the direction of Saba’s management, on the Saba Forecasts. Estimated financial data for Centra were based, at the direction of Saba’s management, on the Centra Forecasts and Saba’s Centra Forecasts. This analysis indicated the following approximate implied per share equity reference range for Centra, as compared to the implied per share merger consideration:

Implied Per Share Equity Reference Range for Centra	Implied Per Share Merger Consideration
$1.78-$2.57	$2.07

No company or business used in this analysis is identical to Centra. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies to which Centra was compared. Banc of America Securities did not review equity values as a multiple of earnings per share for any period due to Centra’s projected net loss for calendar year 2005 and projected de minimis net income for calendar year 2006.

Precedent Transactions Analysis. Banc of America Securities reviewed financial information relating to the following eight selected transactions, which include transactions in the human capital management software sector as well as transactions with target software companies similar to Centra in certain respects, announced since June 2002:

Date Announced	Acquiror	Target
• August 2005	• BEA Systems, Inc.	• Plumtree Software, Inc.

• August 2005	• SSA Global Technologies, Inc.	• Epiphany, Inc.

• August 2005	• SumTotal Systems, Inc.	• Pathlore Software Corporation

• March 2004	• Convergys Corporation	• DigitalThink, Inc.

• November 2003	• Cisco Systems, Inc.	• Latitude Communications, Inc.

• October 2003	• Docent, Inc.	• Click2Learn, Inc.

• October 2003	• Documentum, Inc.	• eRoom Technology, Inc.

• June 2002	• SmartForce PLC	• Skillsoft Corporation

Banc of America Securities reviewed, among other things, enterprise values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus total debt, minority interests and preferred stock, less cash and cash equivalents, as multiples of latest 12 months and next 12 months revenue. Banc of America Securities then applied a range of selected latest 12 months and next 12 months revenue multiples derived from the selected transactions to Centra’s revenue for the 12 months ended June 30, 2005 and for calendar year 2005. Multiples for the selected transactions were based on publicly available financial information at the time of announcement of the relevant transaction. Financial data for Centra were based on the Centra Forecasts. This analysis indicated the following approximate implied per share equity reference range for Centra, as compared to the implied per share merger consideration:

Implied Per Share Equity Reference Range for Centra	Implied Per Share Merger Consideration
$2.44-$3.30	$2.07

No company, transaction or business used in this analysis is identical to Centra or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies or transactions to which Centra and the merger were compared.

Selected Premiums Paid Analysis. Banc of America Securities also reviewed the purchase prices and implied premiums paid in the selected comparable transactions listed above. Banc of America Securities calculated the premiums offered relative to the stock prices of the acquired companies on the date one week prior to the announcement of the transactions. Banc of America Securities then applied a range of selected premiums derived from the selected transactions to corresponding data of Centra. This analysis indicated the following approximate implied per share equity reference range for Centra, as compared to the implied per share merger consideration:

Implied Per Share Equity Reference Range for Centra	Implied Per Share Merger Consideration
$2.36-$2.56	$2.07

Discounted Cash Flow Analysis. Banc of America Securities performed a discounted cash flow analysis of Centra to calculate the estimated present value as of December 31, 2005 of the standalone unlevered, after-tax free cash flows that Centra could generate for calendar years 2006 through 2010 and the terminal value of Centra at the end of such period. The terminal value range for Centra was calculated based on assumed perpetuity growth rates of free cash flow at the end of 2010 ranging from 4.0% to 6.0%. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 14.0% to 16.0%. Estimated financial data for Centra were based on the Centra Forecasts and Saba’s Centra Forecasts. This analysis indicated the following approximate implied per share equity reference range for Centra, as compared to the implied per share merger consideration:

Implied Per Share Equity Reference Range for Centra	Implied Per Share Merger Consideration
$1.80-$2.29	$2.07

Banc of America Securities also reviewed the potential impact that the annual cost savings anticipated by Saba’s management to result from the merger could have on the implied per share equity reference range derived for Centra from the discounted cash flow analysis described above. Banc of America Securities noted that the estimated per share present value attributable to such annual cost savings, together with the implied per share equity reference range referenced above, yielded an implied per share equity reference range for Centra of approximately $2.92 to $3.59.

Saba Analysis

Selected Companies Analysis. Banc of America Securities reviewed financial and stock market information of Saba and the following six selected publicly traded companies in the human capital management software sector:

•	Callidus Software, Inc.

•	Centra Software, Inc.

•	Kenexa Corporation

•	Skillsoft PLC

•	SumTotal Systems, Inc.

•	WebEx Communications, Inc.

Banc of America Securities reviewed, among other things, enterprise values as a multiple of calendar year 2006 estimated revenues and equity values as a multiple of calendar year 2006 estimated earnings per share on a cash basis and earnings per share on a fully-taxed cash basis. Banc of America Securities then applied a range of selected multiples of calendar year 2006 estimated revenues, earnings per share on a cash basis and earnings per share on a fully-taxed cash basis derived from the selected companies to corresponding estimated financial data of Saba for the 12 months ended November 30, 2006. Multiples were based on closing stock prices on September 30, 2005. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for Saba were based on internal estimates of Saba’s management. This analysis indicated the following approximate implied per share equity reference range for Saba Software, as compared to the per share closing price of Saba common stock on September 30, 2005:

Implied Per Share Equity Reference Range for Saba	Per Share Closing Price as of September 30, 2005
$3.04-$5.60	$3.98

No company or business used in this analysis is identical to Saba. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies to which Saba was compared.

Contribution Analysis

Banc of America Securities compared the pro forma ownership of the combined company to the ownership level implied by the pro forma contribution by each of Centra and Saba to revenue for the latest 12 months ended June 30, 2005 with respect to Centra and May 31, 2005 with respect to Saba and estimated revenue for the 12 months ended December 31, 2005 with respect to Centra and November 30, 2005 with respect to Saba, the 12 months ended June 30, 2006 with respect to Centra and May 31, 2006 with respect to Saba and the 12 months ended December 31, 2006 with respect to Centra and November 30, 2006 with respect to Saba. Revenue was adjusted to exclude non-recurring revenue of Centra recognized in the second calendar quarter of 2005. In conducting its analysis, Banc of America Securities used estimated financial information provided by the management of Centra and Saba and did not take into consideration any cost savings anticipated by Saba to result from the merger. This analysis indicated that Centra’s revenue contribution would imply the following pro forma ownership, after taking into account the cash portion of the merger consideration, as compared to the 36% pro forma share ownership of Centra stockholders in the combined company following the consummation of the merger:

Revenue for the 12 Months Ended	Centra Contribution
June 30, 2005 (Centra)/May 31, 2005 (Saba)	48%
December 31, 2005 (Centra)/November 30, 2005 (Saba)	43%
June 30, 2006 (Centra)/May 31, 2006 (Saba)	38%
December 31, 2006 (Centra)/November 30, 2006 (Saba)	37%

Pro Forma Accretion/Dilution Analysis

Banc of America Securities analyzed the potential pro forma effect of the merger on Saba’s estimated earnings per share on both a GAAP basis and on a cash basis (which excludes the effect of deferred revenue writedowns and amortization of identifiable intangibles), as well as on Saba’s earnings before interest, income taxes, depreciation and amortization (commonly referred to as “EBITDA”) for Saba’s third fiscal quarter of 2006 and fiscal years ended May 31, 2006, 2007 and 2008, in each case before and after giving effect to cost savings anticipated by Saba’s management to result from the merger. This analysis was based on financial forecasts provided to or discussed with Banc of America Securities by the management of Saba. Based on the $2.07 per share value of the merger consideration, this analysis indicated that the merger could be:

•	accretive to Saba’s estimated EBITDA and earnings per share on a cash basis for Saba’s third fiscal quarter of 2006 and fiscal years ended May 31, 2006, 2007 and 2008, in each case after giving effect to potential cost savings;

•	neutral to Saba’s estimated earnings per share on a cash basis for Saba’s fiscal year ended May 31, 2006 before giving effect to potential cost savings and neutral to Saba’s estimated earnings per share on a GAAP basis for Saba’s fiscal year ended May 31, 2007 after giving effect to potential cost savings; and

•	dilutive to Saba’s estimated EBITDA and earnings per share on both a GAAP basis and a cash basis, before and after potential cost savings, for the other periods discussed above if not otherwise indicated to be accretive or neutral in one of the two preceding bullets.

The actual results achieved by the combined company could vary from projected results and the variations could be material.

Other Factors

In rendering its opinion, Banc of America Securities also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of Centra common stock and Saba common stock during the 12 months ended September 30, 2005;

•	the relationship between movements in Saba common stock and Centra common stock during the 12 months ended September 30, 2005, including the daily ratio of the closing price of Saba common stock to the closing price of Centra common stock during such period, expressed as pro forma ownership in the combined company after taking into account the cash portion of the merger consideration; and

•	implied transaction multiples of Centra, as compared to selected trading multiples of Centra based on its closing stock price on September 30, 2005, and the implied premium paid in the merger based on the per share merger consideration relative to Centra’s closing stock price on September 30, 2005.

Miscellaneous

As noted above, the discussion set forth above is merely a summary of the material financial analyses presented by Banc of America Securities to the Saba board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities’ analyses and opinion. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Saba and Centra. The estimates of the future performance of Saba and Centra provided by the managements of Saba and Centra in or underlying Banc of America Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities’ analyses. These analyses were prepared solely as part of Banc of America Securities’ analysis of the financial fairness of the merger consideration to be paid by Saba pursuant to the merger agreement and were provided to the Saba board of directors in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities’ view of the actual value of Saba or Centra.

The type and amount of consideration payable in the merger were determined through negotiations between Saba and Centra, rather than by any financial advisor, and were approved by the Saba board of directors. The decision of Saba to enter into the merger agreement was solely that of the Saba board of directors. As described above, Banc of America Securities’ opinion and analyses were only one of many factors considered by the Saba board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the views of the Saba board of directors or management with respect to the merger or the merger consideration.

Pursuant to the terms of Banc of America Securities’ engagement, in connection with the completion of the merger, Saba has agreed to pay Banc of America Securities an aggregate cash fee of $1,000,000, of which $150,000 became payable when the merger agreement was executed and the remainder of which will become payable if and when the merger is consummated. Saba has agreed to pay Banc of America Securities certain other fees should the merger not be consummated. Saba also has agreed to reimburse Banc of America Securities for all reasonable expenses, including reasonable fees and disbursements of Banc of America Securities’ counsel, incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

Banc of America Securities or its affiliates in the past have provided and in the future may provide, financial advisory and financing services to Saba and have received and in the future may receive compensation for the rendering of those services. In the ordinary course of business, Banc of America Securities and its affiliates may actively trade securities of Saba and Centra for their own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in these securities.

Interests of Centra’s Officers and Directors in the Merger

Certain of Centra’s directors and officers may have interests in the merger that may be different from, or in addition to, their interest as Centra stockholders. Centra stockholders should be aware of those interests when considering the unanimous recommendation of the Centra board that such stockholders vote to adopt the merger agreement and approve the merger at the Centra stockholder meeting. The members of the Saba and Centra board of directors knew about these additional interests and considered them when they approved the merger agreement.

Specifically, the directors and officers of Centra participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, those of Centra stockholders generally, including the following:

As of December 14, 2005, the executive officers and directors of Centra owned stock options to purchase an aggregate of approximately 3.1 million shares of Centra common stock, approximately 1.3 million of which are unvested. If the merger is completed, all outstanding Centra options, including those held by the executive officers and directors of Centra, will accelerate and become immediately exercisable.

Five of Centra’s executive officers (Leon Navickas, Michelle Caggiano, John Walsh, Jr., Richard Cramer and Martin Deise), are entitled to severance packages under their employment agreements with Centra in the event of certain terminations upon or after a change of control. In addition, these five individuals are also entitled to accelerated vesting of all their options in connection with a change of control.

Centra Officers’ Employment Agreements. Saba has entered into employment agreements with Messrs. Walsh and Cramer, and Ms. Caggiano, effective upon the completion of the merger, which will replace their existing agreements with Centra.

On October 3, 2005, Saba entered into an employment agreement with Richard Cramer whereby he agreed to serve as Vice President of Global Field Operations effective upon the closing of the merger. Mr. Cramer’s employment with Saba is for an unspecified duration and is at-will. His annual salary is $210,000 and his annual incentive target is $160,000. Mr. Cramer will also be granted, subject to the approval of the board of directors of Saba, an option to purchase 125,000 shares of common stock of Saba, which will vest over four years, with the first 25% of the option vesting on the one-year anniversary of his first day of employment with Saba. The agreement provides that Saba will pay Mr. Cramer severance in the amount of $465,000 over a 12-month period in accordance with his severance agreement with Centra. The agreement further provides that in the event that Mr. Cramer is terminated without cause within his first 12 months of employment with Saba, Saba will continue to pay him the balance of the unpaid severance payments. In the event that Mr. Cramer is terminated without cause or for good reason (as defined below) after the one year anniversary of his first day of employment with Saba, he will receive six months salary over a six month period. Mr. Cramer’s agreement provides that he is entitled to participate in Saba’s employee fringe benefit plans or programs generally available to its employees. Mr. Cramer also entered into a noncompetition and nonsolicitation agreement with Saba, which prohibits him from competing with Saba and soliciting Saba’s employees of customers during the term of his employment and for one year thereafter.

“Cause” is defined as (i) any act of personal dishonesty committed in connection with responsibilities as an employee of Saba and intended to result in substantial personal enrichment, (ii) conviction of a felony, (iii) willful act which constitutes gross misconduct and injurious to Saba, or (iv) continued, intentional failure to perform obligations as an employee of Saba for 30 days after Saba has delivered written demand for performance.

“Good Reason” is defined as the following events effected by Saba without Mr. Cramer’s consent (i) change in position which materially reduces level of responsibility, (ii) material reduction in total compensation, or (iii) relocation of principle place of employment by more than 50 miles.

On October 3, 2005, Saba entered into an employment agreement with Michelle Caggiano in substantially the same form as that described for Mr. Cramer. Ms. Caggiano will serve as Senior Vice President of Finance for six months and her salary for this period will be $100,000. The agreement provides that Saba will pay Ms. Caggiano severance in the amount of $300,000, $75,000 on the date of the first payroll after her employment with Saba begins and $225,000 over a 12 month period commencing at the end of her six month employment term with Saba, in accordance with her severance agreement with Centra. Subject to her continued employment with Saba, she is also eligible to receive a retention bonus in the amount of $30,000 at the end of her six month employment term over a 12 month period.

On October 3, 2005, Saba entered into an employment agreement with John Walsh in substantially the same form as that described for Mr. Cramer. Mr. Walsh will serve as Vice President and General Manager of Product Operations at an annual base salary of $210,000 and with an annual incentive target of $140,000. Mr. Walsh was also granted an option to purchase 150,000 shares of common stock of Saba on the same terms as Mr. Cramer’s option. The agreement provides that Saba will pay Mr. Walsh severance in the amount of $350,000, $87,500 on the date of the first payroll after his employment with Saba begins, $175,000 on the first payroll date following his one year anniversary of employment with Saba and $87,500 on the date of the first payroll following his second year anniversary of employment with Saba, in accordance with her severance agreement with Centra. Subject to his continued employment with Saba, he is also eligible to receive a retention bonus in the amount of $87,500 at the end of his second year anniversary of the date of employment with Saba begins.

Indemnification and Directors’ and Officers’ Insurance.

Saba will indemnify the present and former officers and directors of Centra in respect of acts or omissions occurring at or prior to the closing of the merger to the fullest extent permitted by Delaware law or provided under Centra’s certificate of incorporation and bylaws. Saba will also provide continuation of coverage under the Centra’s policies providing officers’ and directors’ liability insurance for six years after the closing of the merger in respect of acts or omissions occurring at or prior to the closing of the merger on terms substantially similar to those of Centra’s policy; provided, however, that Saba will not be obligated to pay an aggregate premium in excess of $1,200,000.

Completion and Effectiveness of the Merger

Saba and Centra will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement and the merger by the stockholders of Centra and approval of the issuance of Saba securities under the merger agreement by the Saba stockholders. The merger will become effective on the filing of the certificate of merger with the State of Delaware.

Board of Directors and Management of Saba after the Merger

Following the closing of the merger, the board of directors of Saba will consist of seven members, five of which are currently directors of Saba and two of which are currently directors of Centra. The management of Saba after the transaction will remain unchanged, except that certain officers of Centra will become key employees of Saba.

Material United States Federal Income Tax Consequences

The following discussion is a summary of the material anticipated United States federal income tax consequences of the merger, generally applicable to holders of Centra common stock who hold such stock as a capital asset. This discussion is based on and subject to the Internal Revenue Code of 1986, as amended, the regulations of the United States Treasury Department, Internal Revenue Service rulings, and judicial and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These authorities may change at any time, possibly retroactively, and any change could affect the validity of this discussion.

This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction and is not a comprehensive description of all of the tax consequences that may be relevant to any given holder of Centra common stock. Moreover, this discussion does not address the tax consequences that may be relevant to a particular stockholder receiving special treatment under certain United States federal income tax laws. Stockholders receiving this special treatment include but are not limited to:

•	foreign persons;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	mutual funds;

•	traders in securities that elect mark-to-market;

•	dealers in securities or foreign currencies;

•	persons who received their Centra common stock through the exercise of employee stock options or otherwise as compensation;

•	persons who own, directly or constructively for United States federal income tax purposes, any stock of Saba (apart from any Saba common stock that such stockholders receive in the merger);

•	persons who have a functional currency other than the U.S. dollar; and

•	persons who hold shares of Centra common stock as part of a hedge, straddle or conversion transaction.

This discussion does not address the United States federal income tax considerations that affect the treatment of an entity that is a partnership for United States federal income tax purposes and that holds capital stock of Centra, or the partners of such partnership. Such partnerships and their partners should consult their own tax advisors.

Saba’s obligation to complete the merger is conditioned on Saba’s receipt of a written opinion from its counsel, Morrison & Foerster LLP, or another law firm acceptable to Centra, substantially to the effect that the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Saba and Centra will be treated as a party thereto within the meaning of Section 368(b) of the Code, and (ii) Centra’s obligation to complete the merger is conditioned on Centra’s receipt of a written opinion from its counsel, Foley Hoag LLP, or another law firm acceptable to Saba, substantially to the effect that the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Saba and Centra will be treated as a party thereto within the meaning of Section 368(b) of the Code. These conditions may be waived by Saba or Centra, respectively. The opinions will rely on certain assumptions, as well as representations and covenants made by Saba and Centra. If any of those assumptions, representations or covenants are inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel is not binding on the Internal Revenue Service or any court, nor does it preclude the Internal Revenue Service from adopting a contrary position. No ruling has been or will be sought from the Internal Revenue Service on the United States federal income tax consequences of the merger.

Federal Income Tax Consequences of the Merger

If the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, then, for United States federal income tax purposes, and subject to the qualifications and assumptions described herein:

•	No gain or loss will be recognized by Saba, Saba stockholders or Centra as a result of the merger;

•	A Centra stockholder will recognize gain (but not loss) with respect to its shares of Centra common stock in an amount equal to the lesser of (i) any gain realized with respect to such stock or (ii) the amount of cash received with respect to such stock (other than any cash received instead of a fractional share of Saba common stock). The amount of gain, if any, realized by a Centra stockholder with respect to its shares of Centra common stock will equal the difference between (a) the fair market value of the Saba common stock plus the amount of cash received and (b) such stockholder’s tax basis in the Centra common stock surrendered. Any such gain recognized will be a capital gain;

•	A Centra stockholder’s aggregate tax basis for the shares of Saba common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Centra common stock surrendered upon completion of the merger, increased by any gain recognized by such stockholder in the merger (other than gain resulting from the receipt of cash instead of a fractional share of Saba common stock) and reduced by the amount of any cash received in the merger (other than any cash received instead of a fractional share of Saba common stock);

•	A Centra stockholder’s holding period for the shares of Saba common stock received in the merger (including any fractional share interest for which cash is received) will include the period during which the shares of Centra common stock surrendered in the merger were held; and

•	A Centra stockholder who receives cash instead of a fractional share of Saba common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s adjusted tax basis allocable to such fractional share.

Capital gains or losses recognized in the merger as described above generally will constitute long-term capital gain or loss if the Centra stockholder’s holding period in the Centra common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

Backup Withholding; Information Reporting

A Centra stockholder may be subject to “backup withholding” for United States federal income tax purposes on any cash received in the merger, including cash received instead of a fractional share of Saba common stock, unless certain requirements are met. Payments will not be subject to backup withholding if the stockholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides Saba or the third-party paying agent, as appropriate, with the stockholder’s correct taxpayer identification number and completes a form in which the holder certifies that the stockholder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the stockholder’s United States federal income liability provided the stockholder furnishes the required information to the Internal Revenue Service. Stockholders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Internal Revenue Code. Appropriate documentation for the foregoing purposes will be provided to stockholders by the exchange agent.

Tax matters are very complicated, and the tax consequences of the merger to a particular Centra stockholder will depend on that stockholder’s own tax situation. Centra stockholders are encouraged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Regulatory Approvals

Other than the SEC declaring Saba’s registration statement on Form S-4 relating to this transaction effective, Saba and Centra do not believe that any additional material governmental filings are required with respect to the transaction.

Approval of the Merger

Under Delaware law, the approval of the board of directors of Centra and the affirmative vote of holders of at least a majority of the shares of Centra common stock outstanding on the record date are required to approve the merger agreement and the merger. By vote of all directors present and voting at its meeting on October 5, 2005, Centra’s board of directors unanimously approved the merger. Saba stockholders are required to approve the issuance of Saba securities pursuant to the merger under the rules of the Nasdaq National Market because the number of shares of Saba common stock that Saba is obligated to issue in the merger is expected to exceed 20% of the Saba common stock outstanding before the merger. Under the Nasdaq rules, the affirmative vote of holders of at least a majority of the shares of Saba common stock present in person or by proxy at a meeting at which there is a quorum is required to approve the issuance of Saba securities pursuant to the merger.

Appraisal Rights

Centra stockholders will have appraisal rights under Delaware law in connection with the merger. Any Centra stockholder who has not voted shares of Centra common stock in favor of the merger and the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of Centra common stock in lieu of the cash and Saba securities provided for in the merger agreement. Centra stockholders who perfect their appraisal rights in the manner described below will have the right to have the Delaware Chancery Court appraise the value of the Centra common stock, excluding for this purpose any element of value arising from the accomplishment or expectation of the merger. In order for the holder of Centra common stock to exercise this right to an appraisal, if any, such holder must deliver to Centra a written demand for an appraisal of the shares of Centra common stock prior to the time the vote is taken on the merger at the Centra stockholder meeting as provided by Delaware law. Annex E to this document sets forth the pertinent provisions of Delaware law respecting appraisal rights. Simply voting against the merger will not be considered a demand for appraisal rights. If the holder of Centra common stock fails to deliver such a written demand prior to the time the vote is taken on the merger at the Centra stockholder meeting to the chief financial officer of Centra, Michelle Caggiano, then the stockholder will lose the right to an appraisal. In addition, if such holder votes shares of Centra common stock for approval of the merger and the merger agreement, the stockholder will lose the right to an appraisal with respect to such shares. The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the provisions of Delaware law attached as Annex E to this document.

Restrictions on Resale of Saba Common Stock by Affiliates

The issuance of Saba securities to Centra stockholders in connection with the merger has been registered under the Securities Act. Such shares may be traded freely and without restriction by those Centra stockholders who are not deemed to be Centra “affiliates,” as that term is defined under the Securities Act, at the time the merger and the merger agreement is submitted for approval to the Centra stockholders at the Centra stockholder meeting. An affiliate of Centra is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Centra. Any subsequent transfer of Saba common stock issued in the merger by any Centra affiliate will, under existing law, require one of the following:

•	registration of the transfer under the Securities Act;

•	compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances; or

•	availability of another exemption from registration.

This registration statement, including this document, does not cover any resales of Saba common stock by former Centra stockholders, including Saba common stock issuable upon the exercise of any assumed options to be received by Centra stockholders upon completion of the merger. No person is authorized to make use of this document in connection with any resale of Saba securities received by them in the merger.

Anti-Dilution Adjustments

If between October 5, 2005 and the effective date of the merger, the outstanding shares of Saba common stock or Centra common stock are changed into a different number of shares because of any reclassification, recapitalization, split-up, combination or other like change, increase or decrease, or exchange of shares, or if any dividend payable in stock or other securities is declared on such shares with a record date within this period, the merger agreement requires that the exchange ratio be adjusted accordingly to provide the same economic effect as contemplated by the merger agreement before such reclassification, recapitalization, split-up, combination, change, exchange or dividend.

Exchange of Stock Certificates

Saba has agreed to deposit the certificates representing the Saba securities to be issued under the merger agreement and cash to be paid instead of fractional shares along with the cash consideration to be paid in the merger with Mellon Investor Services, who will act as exchange agent in the merger for the benefit of the holders of issued and outstanding shares of Centra common stock. Saba has agreed to deposit such certificates and cash with its exchange agent at or before the closing of the merger. Additionally, Saba will cause the exchange agent to mail a letter of transmittal to each holder of Centra common stock as soon as reasonably practicable after the closing of the merger. The letter of transmittal will contain instructions on how Centra stockholders may surrender their Centra stock certificates to the exchange agent in order to exchange them for new Saba certificates.

If you are a Centra stockholder, you should NOT return your stock certificates with the enclosed proxy, and you should NOT forward them to Saba’s exchange agent until you receive the letter of transmittal. Following your receipt of the letter of transmittal, you should forward the certificates only in accordance with the instructions specified in the letter.

After the effective time of the merger, and until a Centra stockholder surrenders their certificates representing their Centra common stock for exchange to Saba’s exchange agent, holders of these certificates will not be paid any dividends or other distributions declared after the effective time of the merger on the Saba securities. Any such unpaid dividends or other distributions on such Saba securities will be paid, without interest, only to those former Centra stockholders who have properly tendered their Centra common stock certificates for exchange. All Centra stock certificates presented after the effective time of the merger will be canceled and exchanged for a certificate or certificates representing the applicable number of shares of Saba securities and cash instead of fractional shares to be received by such Centra stockholder in the merger.

Any shares of Saba securities that remain undistributed one year after the effective date of the merger will be delivered to Saba on demand. After that time, certificates representing Centra common stock must be surrendered for exchange to Saba, provided, however, that the failure of a Centra stockholder to deliver its Centra stock certificates and/or a duly executed letter of transmittal to Saba’s exchange agent within such year period shall in no way affect such Centra stockholder’s right to receive Saba securities and cash in lieu of fractional shares in exchange for such Centra common stock in the merger. Saba, as the surviving corporation of the merger, will not be liable for any shares of Saba securities or for any cash amounts delivered to a public official under any abandoned property, escheat or similar laws.

If a certificate representing Centra common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration payable under the merger agreement when the claimant submits an affidavit of loss, theft or destruction, and, if required by Saba, post a reasonable bond as indemnity against any claim that may be made later with respect to the lost certificate.

Fees and Expenses

Saba and Centra have agreed that each company will pay its own expenses incurred in connection with the merger agreement, whether or not the merger is consummated, subject to certain exceptions described below in the section titled “Terms of the Merger Agreement—Expenses; Payment of Termination Fees” on page 85 of this document.

In addition, Saba and Centra have agreed to reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding this document and other offering materials to their customers in connection with the solicitation of proxies for the Saba stockholder meeting and the Centra stockholder meeting, respectively.

Saba has retained Mellon Investor Services as the exchange agent. Saba has agreed to pay the exchange agent reasonable and customary compensation for its services in connection with the merger, has agreed to reimburse the exchange agent for its reasonable out-of-pocket expenses and has agreed to indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as described above, neither Saba nor has Centra agreed to pay any fees or commissions to any broker, dealer or other person for soliciting proxies pursuant to the merger.

TERMS OF THE MERGER AGREEMENT

The following describes certain aspects of the proposed merger, including the material terms of the merger agreement. The following description of the merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this document and is incorporated in this document by reference. All Saba stockholders and Centra stockholders are urged to read the merger agreement carefully and in its entirety.

The Merger

At the closing of the first merger, Spruce Acquisition Corporation, a wholly-owned subsidiary of Saba will merge with and into Centra. Immediately thereafter, Centra will merge with and into Spruce Acquisition, LLC, a wholly-owned subsidiary of Saba. Upon completion of the merger, the separate corporate existence of Centra will cease and Spruce Acquisition, LLC will survive as a wholly-owned subsidiary of Saba. After completion of the merger of Spruce Acquisition Corporation with and into Centra, the stockholders of Centra will be stockholders of Saba. The merger is expected to be accounted for as a purchase transaction for accounting and financial reporting purposes and is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

Closing and Effective Time of the Merger

The closing date of the merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the merger contained in the merger agreement, unless otherwise agreed by the parties. On the closing date, the parties will file the first certificate of merger with the Secretary of State of the State of Delaware to consummate the merger of Spruce Acquisition Corporation with and into Centra. Immediately thereafter, the parties will file a second certificate of merger with the Secretary of State of the State of Delaware to consummate the merger of Centra with and into Spruce Acquisition, LLC.

Conversion of Securities

Upon completion of the merger of Spruce Acquisition Corporation with and into Centra, each share of Centra common stock held by stockholders, will be converted into the right to receive 0.354 of a share of Saba common stock and $0.663 in cash.

Saba will not issue any fractional shares of its common stock in the merger. Instead of a fraction of a share, Centra’s stockholders will receive an amount of cash equal to the product of (i) such fraction, multiplied by (ii) the average of the volume weighted averages of the trading prices of shares of Saba common stock on the Nasdaq National Market on the date of completion of the merger, less any amount required to be withheld under foreign, federal, state or local tax laws.

Holders of Centra common stock will not be entitled to receive any dividends or other distributions payable by Saba in respect of Saba common stock until they exchange their Centra stock certificates for shares of Saba common stock. After they deliver their Centra stock certificates to the exchange agent, those stockholders will receive, subject to applicable law, any dividends and distributions, without interest.

Representations and Warranties

Saba and Centra each made a number of customary representations and warranties in the merger agreement, relating to, among other things, aspects of their respective businesses, assets, financial condition, structure and other facts pertinent to the merger.

Representations and Warranties of Centra and Saba. The representations given by Centra and Saba cover the following topics, among others, as they relate to Centra and its subsidiaries and Saba and its subsidiaries including Spruce Acquisition Corporation and Spruce Acquisition, LLC:

•	organization, standing and power;

•	capital structure;

•	authorization and binding nature of the merger agreement;

•	that the transactions contemplated by the merger will not result in a violation of organizational documents, laws or material contracts;

•	consents and approvals necessary to complete the merger;

•	SEC documents and financial statements;

•	the absence of material changes, events or effects;

•	the absence of undisclosed liabilities;

•	litigation;

•	governmental authorization;

•	title to personal property;

•	intellectual property;

•	taxes;

•	certain employee benefits and employee matters;

•	interested party transactions;

•	compliance with applicable laws;

•	brokers’ and finders’ fees;

•	required stockholder vote;

•	board approval;

•	material contracts;

•	no breach of material contracts and government contracts;

•	information supplied for use in this document;

•	opinion rendered by financial advisors;

•	takeover restrictions; and

•	assets and revenues.

Representations and Warranties of Centra. Centra and its subsidiaries also gave representations that cover the following topics, among others:

•	environmental matters;

•	insurance;

•	inapplicability of rights issued pursuant to rights agreement dated April 19, 2002 to the merger;

•	customers and suppliers;

•	material third party consents;

•	real property; and

•	Foreign Corrupt Practices Act.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and do not survive the completion of the merger.

Conduct of Saba’s and Centra’s Business before Completion of the Merger

Saba and Centra have agreed until the earlier of the completion of the merger or the termination of the merger agreement, to carry on its business in the ordinary course in substantially the same manner as previously conducted. In addition, each has agreed that until the earlier of the completion or termination of the merger agreement, unless the other party consents in writing, it will not do any of the following:

•	issue, sell or otherwise dispose of securities, except for the issuance of shares of common stock upon exercise of outstanding stock options under its stock option plans and with respect to the issuance of its common stock contemplated by the merger agreement;

•	amend its organizational documents;

•	pay or authorize dividends or other distributions or repurchases or any stock splits or combinations;

•	transfer its intellectual property or rights to its intellectual property, except with respect to transfers in the ordinary course of business;

•	sell, lease or dispose of or encumber any property or assets which are material, except for in the ordinary course;

•	incur indebtedness, guarantee indebtedness or guarantee debt securities of others;

•	acquire any other entity or otherwise acquire any material assets; or

•	revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP or the Securities Exchange Act of 1934.

Conduct of Centra’s Business before Completion of the Merger

Centra has further agreed to use all commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, to keep available the services of its present officers and employees and to preserve its relationships with material customers, suppliers, distributors, licensors, licensees and others having material business dealings with it. Additionally, Centra has agreed to prepare and timely file all material tax returns required to be filed by Centra and its subsidiaries.

Centra has also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, or unless Saba consents in writing, Centra will not do any of the following:

•	authorize cash payments in exchange for any options or other rights granted under any of such plans;

•	enter into or modify material contracts other than in the ordinary course of business;

•	enter into or modify any agreement granting exclusive rights with respect to its products or technology;

•	enter into any material operating lease;

•	pay, discharge or satisfy, in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation arising other than in the ordinary course of business, and other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Centra’s financial statements;

•	make any capital expenditures, capital additions or capital improvements except in the ordinary course of business that do not exceed $50,000 in any one case;

•	commit to or incur any other expenses in excess of $50,000 in any one case;

•	materially reduce the amount of any insurance coverage provided by existing insurance policies;

•	terminate or waive any right of substantial value;

•	adopt or amend any employee benefit or stock purchase or option plan, except as required under ERISA or other applicable law or except as necessary to maintain the qualified status of such plan under the Internal Revenue Code, or hire any new director level (having an annual level of compensation in excess of $125,000) or officer level employee, or increase the annual level of compensation of any employee, or grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant, except in the ordinary course of business and in amounts consistent with past practices;

•	grant severance or termination pay to (i) any director or officer or (ii) to any other employee except as provided for in outstanding written agreements;

•	commence a lawsuit other than for routine collection of bills, breach of the merger agreement or any exhibits thereto and in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Saba prior to the filing of such a suit;

•	enter into any material closing agreement, settle any material claim or assessment in respect of material taxes or consent to any waiver of the limitations period applicable to any claim or assessment in respect of taxes or file any election under Section 338 of the Internal Revenue Code or corresponding provision of applicable state law;

•	adopt or implement any stockholder rights plan; and

•	enter into any transaction with any affiliate of Centra which is not a subsidiary of Centra.

Limitation on Centra’s Ability to Consider Other Acquisition Proposals

Centra has agreed that, subject to certain exceptions, neither it nor any of its subsidiaries and the officers, directors, employees or other agents of Centra and its subsidiaries will:

•	take any action to solicit, initiate or encourage any “takeover proposal” (as defined below); or

•	take any action, solicit, facilitate, encourage or engage in negotiations or discussions with, disclose any nonpublic information relating to Centra or any of its subsidiaries to, or afford access to the properties, books or records of Centra or any of its subsidiaries to, any person that has advised Centra that it may be considering making, or that has made, a takeover proposal.

However, Centra may furnish information regarding Centra to, or take other actions consistent with the fiduciary obligations of its board of directors, or enter into and engage in discussions with, any person or group in response to an unsolicited written takeover proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a takeover proposal, if:

•	Centra’s board of directors believes in good faith (after consultation with its financial advisors) that such takeover proposal (or written expression of interest) could reasonably be expected to lead to a “superior proposal,” (as defined below); and

•	Centra’s board of directors determines in good faith (after consultation with outside legal counsel) that taking action with respect to such takeover proposal is consistent with the fiduciary duties of Centra’s board of directors to Centra’s stockholders under applicable law.

Centra may take the actions described immediately above only if Centra:

•	notifies Saba in writing of the determination by Centra’s board of directors;

•	provides Saba with a complete copy of the takeover proposal (or written expression of interest) received from such third party and with all documents containing or referring to non-public information of Centra that are supplied to such third party; and

•	only provides any such non-public information pursuant to a mutual non-disclosure agreement at least as restrictive as the confidentiality agreement, by and between Saba and Centra, dated April 14, 2004.

Centra has also agreed to advise Saba within 24 hours of its receipt, of any takeover proposal or any notice that any person is considering making a takeover proposal or any request for non-public information relating to Centra or any of its subsidiaries or for access to the properties, books or records of Centra or any of its subsidiaries by any person that has advised Centra that it may be considering making, or that has made, a takeover proposal and Centra has agreed to keep Saba fully informed of the status of any such takeover proposal notice or request and to provide Saba with a true and complete copy of such takeover proposal notice or request.

A “takeover proposal” means, any offer or tender offer or proposal for, or any indication of interest in (whether written or oral), a merger or other business combination involving Centra or any of its subsidiaries or the acquisition of any significant equity interest (fifteen percent (15%) in, or a significant portion of the assets (fifteen percent (15%) or more on a consolidated basis) of, Centra or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

A “superior proposal” means any takeover proposal (or written expression of interest) received by Centra other than as a result of a violation of the restrictions described above which the board of directors of Centra believes in good faith (after consultation with its financial advisors) could reasonably be expected to lead to a transaction more favorable to Centra’s stockholders from a financial point of view than the transaction contemplated by the merger agreement.

Recommendation of the Board of Directors

Centra’s board of directors is required to continue to recommend the merger until such time as the board of directors determines, after consultation with outside legal counsel, that continuing to make such recommendation is inconsistent with its fiduciary duties to the stockholders of Centra under applicable law. Centra’s board of directors may change or withdraw its recommendation or recommend a superior proposal. Before making any such determination to change or withdraw such recommendation or to recommend a superior proposal, Centra must first notify Saba, in writing and at least seventy-two (72) hours before doing so. The notice must include the most current version of such proposal (or a description of all material terms and conditions thereof), and then only if Saba fails to make, within such seventy-two (72) hour period, an offer that the board of directors of Centra determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of Centra as such superior proposal may the Centra’s board of directors change or withdraw its recommendation or recommend a superior proposal. Saba will in all events allow Centra stockholders to vote on the merger and transactions contemplated hereby, unless the merger agreement was earlier terminated.

Centra’s Employee Benefit Plans

Individuals who are employed by Centra at the time the merger is completed will continue to be employees of either Spruce Acquisition, LLC as the surviving corporation in the merger or Saba. Saba has agreed to provide employee benefits to employees of the surviving corporation of the merger and/or Saba, including the right to participate in the vacation, sick time and other fringe benefits, including ERISA, welfare benefit and pension plans made available by Saba and it affiliates to their similarly situated employees. Immediately prior to the closing date, Centra shall terminate its 401(k) Plan, 1999 Stock Incentive Plan, 1995 Stock Incentive Plan, 1999 Director Plan and other plans.

Treatment of Centra Stock Options

Immediately prior to the effective time of the merger, each outstanding Centra option shall become fully vested and exercisable. At the effective time, each Centra option shall terminate and shall not be assumed by Saba.

Indemnification and Directors and Officers Insurance

Saba has agreed, following the merger, to indemnify each current and former director and officer of Centra or any of its subsidiaries to the extent provided in Centra’s current certificate of incorporation, bylaws or existing indemnification agreements. Saba has also agreed, for a period of six years after the effective time of the merger, to provide officers’ and directors’ liability insurance for acts and omissions occurring on or prior to the effective time of the merger. See “The Merger—Interests of Centra’s Officers and Directors in the Merger—Indemnification and Directors’ and Officers’ Insurance” on page 74.

Conditions to Completion of the Merger

Conditions to Saba and Centra’s Obligations to Complete the Merger. The obligations of Centra, Saba, Spruce Acquisition Corporation and Spruce Acquisition, LLC to complete the merger are subject to certain conditions. The conditions that must be satisfied or, in the case of legal opinions, waived, before the completion of the merger include the following:

•	the merger agreement must be adopted by the affirmative votes of the holders of a majority of the outstanding shares of Centra and Saba common stock;

•	the registration statement on Form S-4, of which this document forms a part, must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness may be initiated by the SEC;

•	the absence of any law, rule, regulation, judgment, decree, injunction, executive order or award making the merger illegal or otherwise prohibiting completion of the merger;

•	the receipt of an opinion from each party of the opinion of its counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes;

•	the representations and warranties must be materially true and correct, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect;

•	Saba and Centra must have performed or complied in all material respects with all of its covenants, obligations and conditions of the merger agreement as of the effective time; and

•	no change, event or effect has occurred, nor any fact or circumstance arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a material adverse effect.

Conditions to Centra’s Obligation to Complete the Merger. Furthermore, Centra’s obligations to complete the merger is subject to the satisfaction or waiver of the approval for quotation on the Nasdaq National Market of the shares of Saba common stock to be issued in the merger.

Conditions to Saba’s Obligation to Complete the Merger. The obligations of Saba, Spruce Acquisition Corporation and Spruce Acquisition, LLC to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	Centra must have delivered a properly executed FIRPTA notification letter and form of notice to Saba;

•

Centra must have delivered to Saba executed copies of consents or waivers to certain agreements to provide for the continuation of such agreements, or in the event that such consents are not obtained, technology with substantially similar functionality available at substantially similar cost is required to be incorporated prior to the closing of the merger in commercially available version of Centra products that presently contain the technology subject to the agreement; and

•	Holders of less than ten percent (10%) in the aggregate of Centra common stock have appraisal rights at the effective time of the merger.

Termination of the Merger Agreement

Termination of Merger Agreement by Saba or Centra. The merger agreement may be terminated by either Saba or Centra:

•	by mutual written consent of Saba and Centra;

•	if the merger is not completed before March 1, 2006, which date may be extended by the mutual consent of Saba and Centra;

•	if there is any permanent injunction or other order of a court or other authority preventing the consummation of the merger shall which has become final and nonappealable;

•	if Centra’s or Saba’s stockholders do not adopt the merger agreement at their respective special meetings; or

•	if Centra or Saba breaches any representation, warranty, obligation or agreement under the merger agreement (other than a breach which has not had, and would not reasonably be expected to result in, a material adverse effect on Centra or Saba, respectively) and the breach is not cured within 15 days of written notice of the breach.

Termination of Merger Agreement by Saba. Furthermore, Saba may terminate the merger agreement if Centra’s board of directors withdraws or modifies its recommendation of the merger in a manner adverse to Saba in response to a takeover proposal.

Expenses; Payment of Termination Fees

Expenses. Except as described below, each party has agreed to pay all expenses it incurs in connection with the merger, whether or not the transaction is completed. Additionally, Saba and Centra shall each pay fifty percent (50%) of the filing fees for the S-4, the NASDAQ Notification Form, and such other consents, authorizations, filings, approvals and registrations which are necessary to complete the transactions contemplated by the merger agreement.

Payment of Termination Fees. Centra must pay Saba a termination fee equal to $1,798,625 if either (a) Saba terminates the merger agreement because Centra’s board of directors withdraws or modifies its recommendation of the merger in a manner adverse to Saba, or (b) Centra or Saba terminates the merger agreement following a failure of Centra to obtain stockholder approval of the merger.

Saba must pay Centra a termination fee equal to $1,798,625 if Centra or Saba terminates the merger agreement following a failure of Saba to obtain stockholder approval of the merger.

Extension, Waiver and Amendment

Centra and Saba may amend the merger agreement at any time prior to the closing of the merger. However, after the adoption of the merger agreement by the Centra stockholders, Centra and Saba may not amend the merger agreement if the amendment would alter or change the amount or kind of merger consideration to be received, or alter or change any of the terms and conditions of the merger agreement, if such alteration or change would materially adversely affect the holders of Centra common stock.

At any time prior to the closing of the merger, Centra or Saba may extend the time for performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties in the merger agreement or waive compliance by the other party with any agreement or condition contained in the merger agreement.

Restrictions on the Ability to Sell Saba Stock

Saba will be entitled to place appropriate legends on the certificates evidencing any Saba common stock to be received by affiliates of Centra. In addition, affiliates of Centra have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Saba common stock to be received by them in the merger.

All shares of Saba common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either Saba or Centra under the federal securities laws.

Shares of Saba common stock held by affiliates of Saba may only be sold pursuant to a registration statement or exemption under the Securities Act, or as permitted under the rules of the Securities Act.

Operations After the Merger

Following the merger, the separate corporate existence of Centra will cease and Spruce Acquisition, LLC will survive the merger as a wholly-owned subsidiary of Saba. Some officers of Centra may serve as key employees of Saba. The executives of Centra will assume the roles and positions with either the surviving corporation or Saba described under “The Merger—Interests of Centra’s Officers and Directors in the Merger” beginning on page 72. The stockholders of Centra will become stockholders of Saba, and their rights as stockholders of Saba will be governed by the Saba certificate of incorporation, as currently in effect, the Saba bylaws and the laws of the State of Delaware. See “Comparative Rights of Saba Stockholders and Centra Stockholders” beginning on page 100 below.

THE VOTING AGREEMENTS

On October 5, 2005, certain stockholders of Saba entered into a voting agreement with Centra and certain stockholders of Centra entered into a voting agreement with Saba.

The following is a description of the material terms of the voting agreements. A complete form of the voting agreements are attached as Annex B and are incorporated into this document by reference. All Centra stockholders and Saba stockholders are urged to read the form of the voting agreements carefully and in their entirety.

Centra Voting Agreement

Under the Centra voting agreement, certain Saba stockholders agreed to vote all shares of Saba common stock beneficially owned by them on the record date of any stockholder meeting of Saba related to the merger, in the following manner:

•	in favor of the merger and the adoption of the merger agreement and the transactions contemplated thereby; and

•	against any action which would impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger or any of the other transactions contemplated by the merger agreement, including a takeover proposal.

Under the Centra voting agreement, the certain Saba stockholders delivered an irrevocable proxy to Centra to vote their Saba shares as set forth above in favor of the merger, as described under “Irrevocable Proxy” below.

Pursuant to the Centra voting agreement, certain Saba stockholders agreed, subject to certain exceptions, not to take any of the following actions with respect to their Saba shares set forth above until the effective time of the merger or the valid termination of the merger agreement:

•	cause or permit any transfer or other disposition of such shares of Saba common stock;

•	create or permit to exist any encumbrance with respect to such shares of Saba common stock;

•	deposit such shares of Saba common stock into a voting trust; or

•	grant any other proxy with respect to such shares of Saba common stock.

The Centra voting agreement terminates on the earlier to occur of the effective time of the merger or on the date the merger agreement is validly terminated.

Irrevocable Proxy. Under the Centra voting agreement, certain Saba stockholders granted an irrevocable proxy dated as of October 5, 2005 to Centra. Under the terms of the proxy, Centra has the authority to vote all shares of Saba common stock beneficially owned by certain Saba stockholders on the record date of any stockholder meeting of Saba related to the merger, in favor of the adoption and approval of the merger agreement and the merger. The proxy authorizes Centra to vote these shares at any meeting of stockholders of Saba, or in connection with any solicitation of written consents from stockholders of Saba, called or solicited for the purpose of voting on the merger agreement and the merger. The proxy is coupled with an interest and is irrevocable. The proxy terminates upon the earlier of the date the merger becomes effective and the date the merger agreement is terminated.

Saba Voting Agreement

Under the Saba voting agreement, certain Centra stockholders agreed to vote all shares of Centra common stock beneficially owned by them on the record date of any stockholder meeting of Centra related to the merger, in the following manner:

•	in favor of the merger and the adoption of the merger agreement and the transactions contemplated thereby; and

•	against any action which would impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger or any of the other transactions contemplated by the merger agreement, including a takeover proposal.

Under the Saba voting agreement, certain Centra stockholders delivered an irrevocable proxy to Saba to vote their Centra shares as set forth above in favor of the merger, as described under “Irrevocable Proxy” below.

Pursuant to the Saba voting agreement, certain Centra stockholders agreed, subject to certain exceptions, not to take any of the following actions with respect to their Centra shares set forth above until the effective time of the merger or the valid termination of the merger agreement:

•	cause or permit any transfer or other disposition of such shares of Centra common stock;

•	create or permit to exist any encumbrance with respect to such shares of Centra common stock;

•	deposit such shares of Centra common stock into a voting trust; or

•	grant any other proxy with respect to such shares of Centra common stock.

The Saba voting agreement terminates on the earlier to occur of the effective time of the merger or on the date the merger agreement is validly terminated.

Irrevocable Proxy. Under the Saba voting agreement, certain Centra stockholders granted an irrevocable proxy dated as of October 5, 2005 to Saba. Under the terms of the proxy, Saba has the authority to vote all shares of Centra common stock beneficially owned by certain Centra stockholders on the record date of any stockholder meeting of Centra related to the merger, in favor of the adoption and approval of the merger agreement and the merger. The proxy authorizes Saba to vote these shares at any meeting of stockholders of Centra, or in connection with any solicitation of written consents from stockholders of Centra, called or solicited for the purpose of voting on the merger agreement and the merger. The proxy is coupled with an interest and is irrevocable. The proxy terminates upon the earlier of the date the merger becomes effective and the date the merger agreement is terminated.

ADJOURNMENT OF THE SPECIAL MEETING

Saba. If at the special meeting on January 26, 2006, the number of shares of Saba common stock present or represented and voting in favor of approval of the merger is insufficient to approve the merger under Delaware law, Saba management intends to move to adjourn the special meeting in order to enable the Saba board of directors to solicit additional proxies in favor of the merger. In that event, Saba will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the approval and adoption of the merger agreement and the merger.

In this proposal, Saba is asking you to authorize the holder of any proxy solicited by the Saba board of directors to vote in favor of adjourning the special meeting, and any later adjournments, if necessary, in order to enable the Saba board of directors to solicit additional proxies in favor of the merger. If the stockholders approve the adjournment proposal, Saba could adjourn the special meeting, and any adjourned session of the special meeting, to a later date, and could use the additional time to solicit additional proxies in favor of the merger, including the solicitation of proxies from stockholders that have previously voted against the merger. Among other things, approval of the adjournment proposal could mean than, even if Saba had received proxies representing a sufficient number of votes against the merger to defeat the merger proposal, Saba could adjourn the special meeting without a vote on the merger proposal for a further period of time and seek during that period to convince the holders of those shares to change their votes to votes in favor of the merger.

Under Saba’s bylaws, the adjournment proposal requires the approval of a majority of the voting power represented at the special meeting. Broker non-votes and abstentions will have no effect on the outcome of the vote on the adjournment proposal.

The board of directors believes that if the number of shares of Saba common stock present or represented at the special meeting and voting in favor of the merger is insufficient to approve the merger agreement, it is in the best interests of the stockholders of Saba to enable the board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the merger to bring about its approval.

THE SABA BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE THE ADJOURNMENT OF THE SPECIAL MEETING IF NECESSARY TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE MERGER.

Centra. If at the special meeting on January 26, 2006, the number of shares of Centra common stock present or represented and voting in favor of approval of the merger is insufficient to approve the merger under Delaware law, Centra management intends to move to adjourn the special meeting in order to enable the Centra board of directors to solicit additional proxies in favor of the merger. In that event, Centra will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the approval and adoption of the merger agreement and the merger.

In this proposal, Centra is asking you to authorize the holder of any proxy solicited by the Centra board of directors to vote in favor of adjourning the special meeting, and any later adjournments, if necessary, in order to enable the Centra board of directors to solicit additional proxies in favor of the merger. If the stockholders approve the adjournment proposal, Centra could adjourn the special meeting, and any adjourned session of the special meeting, to a later date and could use the additional time to solicit additional proxies in favor of the merger, including the solicitation of proxies from stockholders that have previously voted against the merger. Among other things, approval of the adjournment proposal could mean than, even if Centra had received proxies representing a sufficient number of votes against the merger to defeat the merger proposal, Centra could adjourn the special meeting without a vote on the merger proposal for a further period of time, and could seek during that period to convince the holders of those shares to change their votes to votes in favor of the merger.

Under Centra’s bylaws, the adjournment proposal requires the approval of a majority of the votes cast on the proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote on the adjournment proposal.

The board of directors believes that if the number of shares of Centra common stock present or represented at the special meeting and voting in favor of the merger is insufficient to approve the merger agreement, it is in the best interests of the stockholders of Centra to enable the board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the merger to bring about its approval.

THE CENTRA BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE THE ADJOURNMENT OF THE SPECIAL MEETING IF NECESSARY TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE MERGER.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

OF SABA SOFTWARE, INC. AND CENTRA SOFTWARE, INC.

On October 5, 2005, Saba and Centra entered into a merger agreement whereby Saba will be the surviving company. The merger will be accounted for using the purchase method of accounting and accordingly, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

The accompanying Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of August 31, 2005, is based on the historical financial statements of Saba and Centra, after giving effect to the merger with Centra under the purchase method of accounting as if the acquisition occurred on August 31, 2005. Because of differing accounting periods, the historical balance sheet of Centra as of September 30, 2005, is combined with the balance sheet of Saba as of August 31, 2005. The accompanying Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended May 31, 2005, and three months ended August 31, 2005, give effect to the acquisition of Centra under the purchase method of accounting as if it was acquired on June 1, 2004. Because of differing accounting periods, the operating results of Centra for the twelve months ended June 30, 2005, and three months ended September 30, 2005, are combined with the operating results of Saba for the year ended May 31, 2005 and three months ended August 31, 2005, respectively.

Previously on May 5, 2005, Saba acquired THINQ Learning Solutions (“THINQ”) in a transaction accounted for as a purchase. The operating results of THINQ are included in the historical results of operations of Saba for all periods subsequent to May 5, 2005. The accompanying Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended May 31, 2005, gives effect to the acquisition of THINQ as if it was acquired on June 1, 2004. Because of differing accounting periods and the one month of operating results of THINQ already included in Saba’s historical operating results for the year ended May 31, 2005, the accompanying Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended May 31, 2005, combines the operating results of THINQ for the eleven months ended March 31, 2005 with the results of Saba for the twelve months ended May 31, 2005.

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition of Centra occurred on August 31, 2005 for balance sheet purposes, or had the acquisitions of THINQ and Centra occurred as of June 1, 2004 for statement of operations purposes, nor are these pro forma financial statements necessarily indicative of the future financial position or results of operations of the combined companies.

The total estimated purchase price for Centra of approximately $58.3 million will consist of (i) approximately $19.1 million of cash, (ii) $37.3 million of Saba’s common stock (assuming the issuance of approximately 10.2 million shares of Saba common stock to Centra stockholders using the exchange ratio of 0.354 based on approximately 28.2 million shares of Centra common stock outstanding at October 5, 2005 and 697,000 in-the-money outstanding Centra options at October 5, 2005), and (iii) Saba’s estimated acquisition related expenses of approximately $1.8 million, consisting primarily of payments to financial advisors and other professional fees. The fair value of the Saba shares assumed to be issued is based on the per share value of $3.65, which is equal to Saba’s average last sale price per share as reported on The Nasdaq National Market for the five trading-day period two days before and after the date the terms of the acquisition were agreed to and announced.

The purchase price assumed for the Centra acquisition is an estimate and could change primarily as a result of the actual number of shares of Saba common stock that are ultimately issued to the stockholders of Centra. The actual number of shares may change due to the exercise of Centra stock options between the announcement date of the proposed transaction and the consummation date, if any.

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase consideration to the acquired assets and liabilities of Centra. The planning process for the integration of Centra operations may result in additional accruals for severance costs, facilities closures and/or other costs in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Such accruals would increase the allocation of the purchase consideration to goodwill. The final allocation of the purchase consideration will be determined using Centra’s consolidated financial statements as of the closing date of the acquisition, and will be based on appraisals and a comprehensive final evaluation of the fair value of the tangible assets acquired, liabilities assumed, identifiable intangible assets and goodwill at the time of the acquisition as considered appropriate. The final determination of tangible and intangible assets may result in depreciation and amortization expenses that may be materially different from the preliminary estimates of these amounts. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements do not include the realization of cost savings from operating efficiencies, synergies or restructurings that may result from the acquisition.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

of Saba Software, Inc. and Centra Software, Inc.

As of August 31, 2005

(in thousands)

	Historical				Pro Forma Combined
	Saba August 31, 2005	Centra September 30, 2005	Pro Forma Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$11,802	$21,892	$(19,140	)(B)	$14,554
Short-term investments	—	2,644			2,644
Restricted cash	140	—			140
Accounts receivable, net	14,355	5,703			20,058
Prepaid expenses and other current assets	1,299	1,977			3,276

Total current assets	27,596	32,216	(19,140)		40,672

Property and equipment, net	1,010	1,138			2,148
Goodwill, net	15,164	—	21,136	(B)	36,300
Purchased intangible assets, net	4,798	—	17,350	(C)	22,148
Restricted cash	—	400			400
Other assets	1,050	15			1,065

Total assets	$49,618	$33,769	$19,346		$102,733

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,958	$376			$5,334
Accrued liabilities	5,764	4,796	5,474	(B)	16,034
Deferred revenue	11,630	12,330	(8,000	)(B)	15,960
Current portion of debt and lease obligations	2,233	759			2,992

Total current liabilities	24,585	18,261	(2,526)		40,320

Deferred revenue	31	—			31
Accrued rent	2,830	—			2,830
Debt and lease obligations, less current portion	2,909	784			3,693

Total liabilities	30,355	19,045	(2,526)		46,874

Stockholders’ equity	19,263	14,724	21,872	(A)	55,859

Total liabilities and stockholders’ equity	$49,618	$33,769	$19,346		$102,733

See accompanying notes to Saba unaudited pro forma condensed combined consolidated financial statements.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

of Saba Software, Inc. and Centra Software, Inc.

For the Year Ended May 31, 2005

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Saba/ THINQ Pro forma Combined	Historical	Pro Forma Adjustment		Pro Forma Combined
	Saba For the Year Ended May 31, 2005	THINQ For the Eleven Months Ended March 31, 2005				Centra For the Twelve Months Ended June 30, 2005
Revenues:
License	$13,846	$1,459	$(418	)(E)	$14,887	$11,597	$(331	)(B)	$26,153
Services	28,364	12,741	(2,042	)(E)	39,063	27,889	(7,484	)(B)	59,468

Total revenues	42,210	14,200	(2,460)		53,950	39,486	(7,815)		85,621

Cost of revenues:
Cost of license	404	119			523	403			926
Cost of services	12,466	5,009	(211	)(E)	17,264	7,046			24,310
Amortization of acquired developed technology	—	—				—	1,192	(C)	1,192

Total cost of revenues	12,870	5,128	(211)		17,787	7,449	1,192		26,428

Gross profit	29,340	9,072	(2,249)		36,163	32,037	(9,007)		59,193

Operating expenses:
Research and development	9,349	2,337			11,686	9,035			20,721
Sales and marketing	17,520	4,413			21,933	17,871			39,804
General and administrative	5,499	1,595			7,094	9,205			16,299
Restructuring	—	—			—	241			241
Amortization of purchased intangible assets	51	—	679	(D)	730	—	1,926	(C)	2,656

Total operating expenses	32,419	8,345	679		41,443	36,352	1,926		79,721

Loss from operations	(3,079)	727	(2,928)		(5,280)	(4,315)	(10,933)		(20,528)
Interest income (expense) and other, net	(89)	(831)	19	(F)	(901)	375	(205	)(G)	(731)

Loss before provision for income taxes	(3,168)	(104)	(2,909)		(6,181)	(3,940)	11,138		(21,259)

Provision for income taxes	(248)	—			(248)	—	—	(I)	(248)

Net loss	$(3,416)	$(104)	$(2,909)		$(6,429)	$(3,940)	$(11,138)		$(21,507)

Basic and diluted net loss per share	$(0.22)				$(0.37)				$(0.78)

Shares used in computing basic and diluted net loss per share	15,687		1,622	(J)	17,309		10,229	(I)	27,538

See accompanying notes to Saba unaudited pro forma condensed combined consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations

of Saba Software, Inc. and Centra Software, Inc.

For the Three Months Ended August 31, 2005

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Saba August 31, 2005	Centra September 30, 2005
Revenues:
License	$3,396	$2,564			$5,960
Services	10,232	6,808	(208	)(B)	16,832

Total revenues	13,628	9,372	(208)		22,792

Cost of revenues:
Cost of license	259	158			417
Cost of services	5,042	1,551			6,593
Amortization of acquired developed technology	—	—	298	(C)	298

Total cost of revenues	5,301	1,709	298		7,308

Gross profit	8,327	7,663	(506)		15,484

Operating expenses:
Research and development	2,758	2,134			4,892
Sales and marketing	5,470	3,060			8,530
General and administrative	1,432	1,838			3,270
Amortization of purchased intangible assets	170	—	482	(C)	652

Total operating expenses	9,830	7,032	482		17,344

Loss from operations	(1,503)	631	(988)		(1,860)
Interest income (expense) and other, net	(111)	164	(112	)(G)	(59)

Loss before provision for income taxes	(1,614)	795	(1,100)		(1,919)

Provision for income taxes	(8)	—	—	(I)	(8)

Net loss	$(1,622)	$795	$(1,100)		$(1,927)

Basic and diluted net loss per share	$(0.09)				$(0.07)

Shares used in computing basic and diluted net loss per share	17,295		10,229	(H)	27,524

See accompanying notes to Saba unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF

SABA SOFTWARE, INC. AND CENTRA SOFTWARE, INC.

The pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

(A) To record adjustments to stockholders’ equity:

To eliminate Centra’s historical stockholders’ equity	$(14,724)
To record the issuance of 10,229,115 Saba common shares	37,336
To record the In-process research and development for Centra to be expensed in the period the acquisition is consummated	(740)

Total adjustments to stockholders’ equity	$21,872

(B) The purchase price components reflect the assumed issuance of 10,229,115 shares of Saba common stock to Centra shareholders using the exchange ratio of 0.354 based on 28,187,177 shares of Centra common stock outstanding at October 3, 2005, and 696,713 in-the-money outstanding options of Centra as of October 5, 2005. The fair value of Saba’s shares assumed to be issued is based on a per share value of $3.65, which is equal to Saba’s average last sale price per share as reported on the Nasdaq National Market for the five trading-day period two days before and after the date the terms of the acquisition were agreed to and announced. The total purchase price components and its allocation to the acquired assets and assumed liabilities are as follows (in thousands):

Total purchase price components:
Cash	$19,140
Fair value of Saba’s common stock to be issued	37,336
Estimated acquisition related costs	1,837

Total purchase price	$58,313

Allocation of total purchase price:
Net tangible assets acquired	$19,087
Developed core technology	5,960
Customer relationships	10,560
Tradename	830
In-process research and development	740
Goodwill	21,136

Total purchase price allocation	$58,313

The estimated acquisition-related costs for Saba consist primarily of investment banking, legal and accounting fees.

The preliminary allocation of the purchase price to the acquired assets and assumed liabilities of Centra is based on Centra’s assets and liabilities as of September 30, 2005. This allocation is subject to change pending a final analysis of the total purchase cost and fair value of the assets acquired and liabilities assumed on the closing date of the acquisition.

Historical net tangible assets of Centra of $14.7 million were adjusted and increased for the reduction of deferred revenue of $8.0 million and reduced for involuntary termination costs of $3.6 million in connection with the transaction. Employee termination costs are not reflected in the unaudited pro forma condensed combined consolidated statement of operations due to their non-recurring nature. Accrued liabilities also were increased to reflect the estimated acquisition related costs.

We may determine that additional accruals for involuntary employee termination costs and facilities closures will be necessary at some point during the integration planning process. An increase in these accruals would result in an increase in goodwill.

We reduced Centra’s reported deferred revenue at September 30, 2005, by approximately $8.0 million, which reflects our preliminary estimate of the fair value of Centra’s maintenance and support, ASP and hosting service contracts that do not represent a legal obligation to perform. The effects of this adjustment have been reflected in the pro forma condensed consolidated combined results of operations for the year ended May 31, 2005 and the three months ended August 31, 2005. The adjustment will have the impact of reducing the amount of deferred revenue recorded as of the acquisition date and therefore, the amount of such revenue the combined company will recognize in periods subsequent to the merger compared to the revenues Centra would have recognized should the merger not have taken place.

(C) To record the preliminary value of identifiable intangible assets. The related amortization expense is calculated using the straight-line method (in thousands):

	Preliminary Fair Value	Annual Amortization	Three Months Amortization	Estimated Useful Life
Developed core technology*	$5,960	$1,192	$298	5 years
Customer relationships	10,560	1,760	440	6 years
Tradename	830	166	42	5 years

Total	$17,350	$3,118	$780

*	The amortization of this intangible asset is reflected as a cost of revenue.

(D) To record the amortization expense related to intangible assets acquired related to the THINQ acquisition. The expense is calculated using the straight-line method.

(E) To record a reduction of historical recognized revenue which was initially deferred, since certain deferred revenue is not recordable and subsequently recognized under purchase accounting, related to the THINQ acquisition. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services related to THINQ’s software support and hosting contracts and the performance of pre-paid professional services based on the deferred revenue balances of THINQ.

(F) To adjust interest expense from the beginning of the period associated with a Term Loan acquired at the time of the THINQ transaction less interest expense associated with replaced THINQ obligations.

(G) To eliminate interest income earned on cash applied in the purchase.

(H) Pro forma basic and diluted net loss per share for the year ended May 31, 2005 and the three months ended August 31, 2005 is computed by dividing the pro forma net loss for the period by the weighted average number of common shares outstanding. The adjustment to historical weighted average shares outstanding results from inclusion of actual shares to be issued in conjunction with this probable acquisition, as if such shares were outstanding from June 1, 2004.

(I) Due to losses incurred, the combination of Saba, THINQ and Centra will not change the amounts of taxes currently due. Also, no deferred income tax benefit has been recorded because of uncertainty of realizability due to recent operating losses at both Saba and Centra.

(J) To record 1.7 million shares, of which 635,000 are held in escrow, expected to be issued in connection with the THINQ acquisition. For purposes of this pro forma presentation, 1.6 million shares (the 1.7 million shares less approximately 78,000 shares already included in the Saba historical consolidated financial statements for the year ended May 31, 2005) are shown as a pro forma adjustment because they are expected to be issued subsequent to the escrow period. An additional 100,000 shares are not included in the pro forma condensed combined financial statements because they are contingent on certain future earn-out performance measurements.

DESCRIPTION OF SABA CAPITAL STOCK

Authorized and Outstanding Capital Stock

As of December 16, 2005, the authorized common stock of Saba was 50,000,000 shares of common stock, par value $0.001 per share, of which 18,056,249 shares were issued and 17,953,253 shares were outstanding, and the authorized preferred stock of Saba was 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding.

Common Stock

As of December 16, 2005, there were 17,953,253 shares of Saba common stock outstanding held of record by approximately 257 stockholders. The holders of Saba’s common stock are entitled to one vote per share on all matters to be voted upon by such stockholders. The Saba board of directors may declare a dividend out of funds legally available therefor and, subject to preferences applicable to any outstanding preferred stock, the holders of Saba common stock are entitled to receive ratably any such dividends. In the event of Saba’s liquidation, dissolution or winding up, holders of Saba’s common stock are entitled to share ratably in all of Saba’s assets. Holders of Saba’s common stock have no preemptive rights or other subscription rights to convert their shares into any other Saba securities. There are no redemption or sinking fund provisions applicable to Saba’s common stock. All outstanding shares of Saba common stock are fully paid and nonassessable.

Preferred Stock

Saba’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the Saba common stock. Saba’s board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Saba common stock. Therefore, Saba could issue preferred stock quickly with terms calculated to delay or prevent a change in control of Saba or make removal of management more difficult. Additionally, if Saba issues preferred stock, then the market price of Saba’s common stock may decrease, and voting and other rights may decrease. Saba has no plans to issue any preferred stock.

Anti-Takeover Effects of Provisions of Saba’s Certificate of Incorporation and Bylaws, and Delaware Law

Some provisions of Delaware law and Saba’s certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of Saba by means of a tender offer,

•	acquisition of Saba by means of a proxy contest or otherwise, or

•	removal of Saba’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Saba to first negotiate with Saba’s board of directors. Saba believes that the benefits of increased protection of Saba’s ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Election and Removal of Directors. Saba’s board of directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by Saba’s stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Saba because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings. Under Saba’s bylaws, only the board of directors, the Chairman of the Board and the President may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Saba’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law. Saba is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action By Written Consent. Saba’s Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Elimination of Cumulative Voting. Saba’s certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on Saba’s board of directors based on the number of shares of Saba stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Saba’s board of directors to influence the board of directors’ decision regarding a takeover.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Saba. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Saba.

Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock of Saba.

Listing

Saba common stock is quoted on the Nasdaq National Market under the symbol “SABA”.

Transfer Agent and Registrar

The transfer agent and registrar for Saba’s common stock is Mellon Investor Services. Its address is 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, and its telephone number is (201) 680-4000.

COMPARATIVE RIGHTS OF SABA STOCKHOLDERS AND CENTRA STOCKHOLDERS

Set forth below on the following pages is a summary comparison of material differences between the rights of Saba stockholders under Saba’s amended and restated certificate of incorporation (“Saba’s certificate of incorporation”) and amended and restated bylaws (“Saba’s bylaws”), and Centra stockholders under Centra’s amended and restated certificate of incorporation (“Centra’s certificate of incorporation”) and amended and restated bylaws (“Centra’s bylaws”). This summary is not an exhaustive or complete description of the similarities and differences between the rights of Saba stockholders and Centra stockholders, and is qualified in its entirety by reference to the Delaware General Corporation Law, the common law thereunder, the full text of Saba’s certificate of incorporation and bylaws, and the full text of Centra’s certificate of incorporation and bylaws. While Saba and Centra believe the description covers the material differences between the two, this summary may not contain all the information that is important to you. You should carefully review this entire document and the other documents referred to for a more complete understanding of the differences between being a stockholder of Saba and being a stockholder of Centra. Copies of these documents may be obtained as described under “Where You Can Find More Information” on page ii of this document.

Summary of Material Differences Between Current Rights of Centra Stockholders and Rights Those Stockholders Will Have as Saba Stockholders Following the Merger

Saba	Centra

GENERAL

•      Saba is a Delaware corporation and a public company subject to the provisions of the General Corporation Law of the State of Delaware.

•      The rights of Saba stockholders are governed by Saba’s certificate of incorporation and bylaws, in addition to Delaware Law.

•      Upon completion of the merger, the Saba certificate of incorporation and bylaws will be the same in all respects as the present documents.

•      Centra is a Delaware corporation and a public company subject to the provisions of the General Corporation Law of the State of Delaware.

•      The rights of Centra stockholders are governed by Centra’s certificate of incorporation and bylaws, in addition to Delaware Law.

•      Upon completion of the merger, the rights of Centra stockholders who become Saba stockholders will be governed by the Saba certificate of incorporation and bylaws and the Centra certificate of incorporation and bylaws will no longer have any force or effect.

AUTHORIZED SHARES OF CAPITAL STOCK

•      The authorized capital stock of Saba consists of:

•      50,000,000 shares of common stock, with a par value of $0.001 per share, and

•      5,000,000 shares of preferred stock, with a par value of $0.001 per share.

•      The authorized capital stock of Centra consists of:

•      100,000,000 shares of common stock, with a par value of $0.001 per share, and

•      10,000,000 shares of preferred stock, with a par value of $0.001 per share.

•      Subject to applicable protective voting rights which may have been granted to the Preferred Stock, the boards of directors currently have the authority, without further action by the stockholders, to determine or alter any or all rights of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix, alter or reduce the number of shares comprising any such series and the designation thereof, or any of them, and to provide for rights and terms of redemption or conversion of the shares of any such series.

VOTING RIGHTS

•      Pursuant to Delaware General Corporation law, each outstanding share of common stock is entitled to one vote on each matter submitted to a vote of the stockholders.

•      No stockholder will be permitted to cumulate votes at any election of directors.

LIQUIDATED PREFERENCES

• The common stock has no liquidation preference.

CONVERSION RIGHTS

• Shares of common stock are not convertible.

RESTRICTIONS ON TRANSFER

• None

AMENDMENT OF GOVERNING DOCUMENTS

Certificate of Incorporation

•      Delaware law requires a vote of the corporation’s board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote and the vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation.

•      In accordance with Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, if the amendment would:

•      increase or decrease the aggregate number of authorized shares of such class;

•      increase or decrease the par value of the shares of such class; or

•      alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

•      Saba’s certificate of incorporation requires the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of all the outstanding shares entitled to vote to alter, amend or repeal Articles VIII, IX, X, XI and XII.

•      Centra’s certificate of incorporation requires the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of all the outstanding shares entitled to vote to alter, amend or repeal Article V and IX.

Bylaws

•      Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation is vested in the stockholders entitled to vote provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders.

• The certificate of incorporation expressly authorizes the board of directors to adopt, alter, amend or repeal the bylaws.

DIRECTORS

Number of Directors

•      The number of directors shall be fixed by, or in the manner provided in Saba’s bylaws.

•      The current number of directors is 6.

•      If the merger is completed, Saba’s bylaws will be amended to increase the number of directors from 6 to 7.

• The number of directors shall be fixed by, or in the manner provided in Centra’s bylaws. • The current number of directors is 6.

Classified Board of Directors

The board of directors is divided into three classes, with one class being elected annually to a three-year term.

Nomination of Directors

• The certificate of incorporation contains no restrictions on nominations for directors by stockholders. • The bylaws contain restrictions on nominations for directors.

Removal of Directors

• Under Saba’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.	• Under Centra’s bylaws, any director or the entire board of directors may be removed for cause by the holders of at least two-thirds of the shares entitled to vote at an election of directors.

Vacancies on the Board of Directors

•      A vacancy occurring on the Saba board, including a vacancy resulting from an increase in the authorized number of directors, may be filled by a majority of the board of directors then in office, although less than a quorum, or by a sole remaining director. Each director elected shall hold office for the unexpired portion of the term of the director whose place was vacant, and until his successor shall have been duly elected and qualified.

•      A vacancy occurring on the Centra board, including a vacancy resulting from an increase in the authorized number of directors, may be filled by a majority of the board of directors then in office, although less than a quorum, or by a sole remaining director. When a director resigns, effective at a future date, a majority of the directors then in office, including those that have resigned, have the power to fill such vacancy, effective upon such resignation.

Fiduciary Duties

•      Directors of corporations organized under the laws of Delaware are charged with fiduciary duties to the corporation and its stockholders.

•      The fiduciary duties of directors include a duty of care and a duty of loyalty:

•      under Delaware law, the duty of care requires generally that directors act in an informed and deliberate manner, such that they exercise informed business judgment.

•      under Delaware law, the duty of loyalty requires generally that directors act in good faith and in the best interests of the corporation.

Action by the Board

• Saba’s bylaws provide that the act of a majority of Saba’s directors present at any meeting at which there is a quorum shall be the act of its board of directors.

•      Centra’s bylaws provide that the act of a majority of Saba’s directors present at any meeting at which there is a quorum shall be the act of its board of directors.

•      Any action required or permitted to be taken at any meeting may be taken without a meeting if all the members of the board, consent in writing, and such writing is filed with records of the meeting.

Limitation of Personal Liability of Directors

•      Saba’s certificate of incorporation provides that the personal liability of the corporation is eliminated to the fullest extent permitted by the provision of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware.

• Centra’s certificate of incorporation provides that the personal liability of the directors of the corporation is eliminated to the fullest extent permitted under Delaware law.

Indemnification

•      Under Delaware law, a corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, suit or proceeding, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation. Such determination will be made: (1) by a majority of the disinterested directors, even though less than a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) by independent legal counsel; or (4) by a majority vote of the stockholders, at a meeting at which a quorum is present.

•      Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged to be liable to the corporation.

•      Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances if it is ultimately determined that such individuals are not entitled to be indemnified. Under Delaware law, the rights to indemnification and advancement of expenses provided in the law are not exclusive of any rights to which any person may be entitled under any bylaw or agreement with the corporation.

•      Saba’s certificate of incorporation provides that the corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, indemnify any and all persons to whom it shall have the power to indemnify under said section from and against any and all of the

•      Centra’s certificate of incorporation provides that it will indemnify each person who was or is a party or is threatened to by made a party to any action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become its director or officer, or is or was serving or has agreed to serve, at its request, as a director, expenses, liabilities, or other matters referred to in or covered by said section, and shall continue as to a person who has ceased to be a director, officer, employee, or agent.

•      Saba’s bylaws provides that the corporation shall indemnify and hold harmless directors, officers, employees, or agents to the fullest extent authorized by the Delaware General Corporation Law.

officer or trustee of, or in a similar capacity with another corporation, partnership, joint venture, trust or other enterprise against any and all expenses, judgements, fines and amounts paid in settlement if the indemnitee acted in good faith and the indemnitee had no reasonable cause to believe their conduct was unlawful.

INTERESTED DIRECTOR TRANSACTIONS

•      Under Delaware Law, no contract or transaction that is:

•      between a corporation and one or more of its directors or officers,

•      between a corporation and another firm in which one or more of the corporation’s directors or officers are directors or officers, or

•      between a corporation and another firm in which one or more of the corporation’s directors or officers have a material financial interest is void or voidable solely because there is the relationship or interest, because the director or officer is present at or participates in the meeting of the board or committee that authorizes the contract or transaction or because the director’s or officer’s vote was counted for this purpose, if one or more of the following is true:

•      if the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the board of directors or a committee of the board, and the board or the committee authorizes the contract or transaction by an affirmative vote of the majority of the disinterested directors (even though these directors are less than a quorum),

•      if the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the stockholders entitled to vote on the matter and they specifically approve in good faith the contract or transaction, or

•      if the contract or transaction is fair to the corporation.

STOCKHOLDERS

Special Meetings of Stockholders

• Saba’s bylaws provide that special meetings of the stockholders may be called, for any purpose, at any time by: • Chairman of the board; • The Chief Executive Officer; or • The board of directors.

•      Centra’s bylaws provide that special meetings of the stockholders may be called for any purpose or purposes by:

•      Chairman of the board; or

•      the President

and will be called by the President or the Secretary at the written request of a majority of the board of directors.

Stockholder Inspection of Books and Records

•      Delaware law permits any stockholder, upon written demand under oath stating the purpose, to inspect the corporation’s stock ledger, a list of its stockholders, and its other books and records, for any proper purpose during the usual hours for business.

•      Pursuant to the bylaws, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder shall be prepared for every meeting of the stockholders. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held and which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held, and the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Stockholder Proposal Procedures, Advance Notice and Record Date

•      Notice of a special meeting must state the place, date and hour of the special meeting, and the general nature of the business to be transacted.

•      The bylaws require that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting be given to each stockholder who is entitled to vote at the meeting not less than 10 days nor more than 60 days prior to the meeting date.

•      Delaware law and the bylaws permit the board of directors to fix, in advance, the record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders; which shall not be more than 60 days nor less than 10 days prior to the date of the meeting.

Preemptive Rights

•      As permitted by Delaware Law, the common stock will have no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock or any other securities convertible into shares of any class of stock under the certificate of incorporation.

Stockholder Action Without Meeting

• The certificate of incorporation provides that stockholders shall have no right to take any action by written consent without a meeting.

Dividends

•      Delaware law allows directors, subject to restrictions in a corporation’s certificate of incorporation, to declare and pay dividends upon the shares of its capital stock, either out of its surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

• The certificate of incorporation does not restrict the declaration or payment of dividends. The bylaws permit the board of directors to declare and pay dividends.

Business Combinations; Supermajority Voting Requirements

•      The corporation is subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•      before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•      upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•      Section 203 defines “business combination” to include the following:

•      any merger or consolidation of the corporation with the interested stockholder;

•      any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; or

•      subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder.

•      In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns 15% or more of the outstanding voting stock of the corporation, is an affiliate or associate of the corporation and was the owner of 15% or more of such stock at any time within the three-year period immediately prior to the date in question, or any entity or person affiliated with, controlling or controlled by that entity, person, affiliate or associate.

•      In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns 15% or more of the outstanding voting stock of the corporation, is an affiliate or associate of the corporation and was the owner of 15% or more of such stock at any time within the three-year period immediately prior to the date in question, or any entity or person affiliated with, controlling or controlled by that entity, person, affiliate or associate.

DERIVATIVE ACTIONS

Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. Delaware law provides that a stockholder must aver in the complaint that such stockholder was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock devolved upon such stockholder by operation of law.

A stockholder may not sue derivatively unless such stockholder first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

STOCKHOLDER PROPOSALS

Saba. Under SEC rules, Saba stockholders may include proposals in Saba’s proxy materials for its next annual meeting of stockholders or special meeting in lieu of the annual meeting. In order to include any proposal, however, Saba stockholders must comply with those rules, which among other things require the stockholder to submit the proposal to Saba in writing. If the Saba stockholders do not approve the merger, the deadline for any stockholder to submit a proposal for inclusion in Saba’s proxy materials for its 2006 annual meeting of stockholders is July 6, 2006. Stockholder proposals must also comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934.

In addition, Saba’s by-laws provide generally that a stockholder must give Saba written notice not less than forty-five days and not more than seventy-five days prior to the date on which the corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders describing any proposal to be brought before such meeting, even if such item is not to be included in its proxy statement relating to such meeting. Such procedural requirements are fully set forth in Section 2.9 of its by-laws.

Centra. Under SEC rules, Centra stockholders may include proposals in Centra’s proxy materials for its next annual meeting of stockholders or special meeting in lieu of the annual meeting. In order to include any proposal, however, Centra stockholders must comply with those rules, which among other things require the stockholder to submit the proposal to Centra in writing. If the Centra stockholders do not approve the merger, the deadline for any stockholder to submit a proposal for inclusion in Centra’s proxy materials for its 2006 annual meeting of stockholders is February 24, 2006. Stockholder proposals must also comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934.

In addition, Centra’ by-laws provide generally that a stockholder must give Centra written notice not less than sixty days and not more than ninety days prior to the scheduled annual meeting describing any proposal to be brought before such meeting, even if such item is not to be included in its proxy statement relating to such meeting. Such procedural requirements are fully set forth in Section 3 of its by-laws.

LEGAL MATTERS

Morrison & Foerster LLP, Palo Alto, California, will pass on the validity of the shares of Saba securities to be issued to Centra stockholders in the transaction. Certain tax consequences of the transaction will be passed upon for Saba by Morrison & Foerster LLP, Palo Alto, California, and for Centra by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Saba Software, Inc. appearing in Saba Software, Inc.’s Annual Report (Form 10-K) for the year ended May 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Centra incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Centra Software Inc. as of December 31, 2003, and for each of the years in the two-year period then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

SABA SOFTWARE, INC.,

SPRUCE ACQUISITION CORPORATION,

SPRUCE ACQUISITION, LLC,

AND

CENTRA SOFTWARE, INC.

October 5, 2005

i

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

EXHIBITS

Exhibit A	Company Affiliate Voting Agreement
Exhibit B	Parent Affiliate Voting Agreement
Exhibit C	Second Certificate of Merger
Exhibit D	First Certificate of Merger
Exhibit E	Non-Disclosure Agreement
Exhibit F	Rule 145 Affiliate Agreement
Exhibit G	FIRPTA Notice
Exhibit H	Form of Non-Competition and Non-Solicitation Agreement
Exhibit I-1	Compliance Certificate of Officer of Company
Exhibit I-2	Compliance Certificate of Officer of Parent
Exhibit J-1	Tax Certificate of Officer of Company
Exhibit J-2	Tax Certificate of Officer of Parent
Exhibit K	First Amendment to Rights Agreement of Company

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of October 5, 2005 (the “Execution Date”) by and among SABA SOFTWARE, INC., a Delaware corporation (“Parent”), SPRUCE ACQUISITION CORPORATION, a Delaware corporation (“Merger Sub 1”), SPRUCE ACQUISITION, LLC, a Delaware limited liability company (“Merger Sub 2”) and CENTRA SOFTWARE, INC., a Delaware corporation (“Company”).

RECITALS

A. The board of directors of the Parent, the Company, Merger Sub 1 and Merger Sub 2 have each approved this Agreement, the Merger (as defined below) and the transactions contemplated by this Agreement and have each determined that the purchase of the Company by the Parent as described below is in the best interests of its shareholders.

B. Merger Sub 1 is a wholly-owned subsidiary of Parent.

C. Pursuant to the terms and conditions of this Agreement, at the Effective Time, Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “Merger”).

D. Pursuant to the Merger, among other things, each outstanding share of common stock of Company shall be converted into the Merger Consideration as set forth in Section 1.6(b).

E. Immediately after the Effective Time, the Company, as a wholly owned subsidiary of Parent, will be merged (the “Second Step Merger”) with and into Merger Sub 2.

F. For federal income tax purposes, it is intended that the Merger and the Second Step Merger, considered together, constitute a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and that each of the Parent and the Company will be a “party to a reorganization” within the meaning of Section 368 of the Code.

G. Company and Parent desire to make certain representations, warranties, covenants and other agreements in this Agreement in connection with the Merger.

H. As an inducement to Parent to enter into this Agreement, certain stockholders of Company have concurrently herewith entered into an agreement in the form of Exhibit A hereto (the “Company Affiliate Voting Agreement”) to vote certain shares of Company Common Stock (as defined in Section 1.6(a) hereof) owned by them to approve the Merger and this Agreement and to subject such shares to certain restrictions on disposition of such shares.

I. As an inducement to Company to enter into this Agreement, certain stockholders of Parent have concurrently herewith entered into an agreement in the form of Exhibit B hereto (the “Parent Affiliate Voting Agreement” and together with the Company Affiliate Voting Agreement, the “Voting Agreements”) to vote certain shares of Parent Common Stock (as defined in Section 1.6(a) hereof) owned by them to approve the Merger and this Agreement and to subject such shares to certain restrictions on disposition of such shares.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) First Step. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), Merger Sub 1 shall be merged with and into the Company, the Company shall be the surviving corporation in such Merger, and the separate existence of Merger Sub 1 shall thereupon cease. The Merger shall have the effects set forth in the applicable provisions of the Delaware Corporation Law (the “Delaware Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all property, rights, powers, privileges and franchises of Merger Sub 1 shall vest in the Company as the surviving corporation following the Merger and all debts, liabilities and duties of Merger Sub 1 shall become the debts, liabilities and duties of such surviving corporation. Immediately following the Effective Time, the Company, as the surviving corporation following the Merger, shall be a wholly owned subsidiary of Parent.

(b) Second Step. Immediately following the Effective Time, the Parent shall cause the Company, as the surviving corporation and a wholly owned subsidiary of the Parent, to be merged with and into Merger Sub 2 in the Second Step Merger pursuant to an agreement of merger entered into concurrently with this Agreement by and among the Parent, the Company and Merger Sub 2 (the “Second Step Agreement of Merger”). There will be no conditions to the closing of the Second Step Merger other than the closing of the Merger. Following the Second Step Merger, the separate existence of the Company will cease and Merger Sub 2 will continue as the surviving company of the Second Step Merger (the “Surviving Company”) under the name “Spruce Acquisition, LLC” Upon the consummation of the Second Step Merger, all property, rights, powers, privileges, and franchises of the Company and Merger Sub 2 will vest in the Surviving Company, and all liabilities and duties of the Company and Merger Sub 2 will become the liabilities and duties of the Surviving Company.

1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable after the satisfaction or (to the extent permitted hereby) waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the “Closing Date”). The Closing shall take place at the offices of Morrison & Foerster, LLP, 755 Page Mill Road, Palo Alto, California, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing a properly executed certificate of merger, in the form attached hereto as Exhibit D (the “First Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of Delaware being the “Effective Time” and the date of such filing, the “Effective Date”).

1.3 Second Step Merger. The Second Step Merger shall become effective upon completion of the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware (the “Second Certificate of Merger”), the form of which is attached hereto as Exhibit C, in such form as is required by the relevant provisions of applicable law, which filing shall be made by the Parent, on behalf of the Company and Merger Sub 2, promptly after the Effective Time.

1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall continue as the Certificate of Incorporation as amended in its entirety as set forth as an exhibit to the First Certificate of Merger.

(b) The Bylaws of Merger Sub 1, as in effect immediately prior to the Effective Time, shall continue as the Bylaws of the Company until thereafter amended.

(c) Upon the consummation of the Second Step Merger, the Certificate of Formation of Merger Sub 2, as in effect immediately prior to the consummation of the Second Step Merger, shall be the Certificate of Formation of the Surviving Company until thereafter amended.

(d) Upon the consummation of the Second Step Merger, the Limited Liability Company Agreement of Merger Sub 2, as in effect immediately prior to the consummation of the Second Step Merger, shall be the Limited Liability Company Agreement of the Surviving Company until thereafter amended.

1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub 1, serving in such capacity immediately prior to the Effective Time, shall be the directors of the Company. Upon the consummation of the Second Step Merger, the directors of Merger Sub 2 shall be the directors of the Surviving Company, until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub 1, holding office immediately prior to the Effective Time, shall be the officers of the Company, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Second Step Merger, the officers of Merger Sub 2 shall be the officers of the Surviving Company, until their respective successors are duly elected or appointed and qualified.

1.6 Effect on Capital Stock.

(a) Certain Definitions.

“Cash Exchange Ratio” shall mean cash in the amount of $.663.

“Company Common Stock” shall mean shares of the common stock of Company, $0.001 par value. Unless otherwise stated or otherwise indicated by the context, all references in this Agreement to “Company Common Stock” shall be deemed to include the associated preferred share purchase rights (“Rights”) issued pursuant to the Rights Agreement, dated as of April 19, 2002, between Company and American Stock Transfer and Trust Company, as Rights Agent (the “Rights Agreement”).

“Company ESPP” shall mean the Company 1999 Employee Stock Purchase Plan.

“Company Options” shall mean any and all options or other rights to purchase or otherwise acquire shares of Company Common Stock, whether or not presently exercisable or subject to additional conditions prior to exercise, under and pursuant to the Company’s 1995 Stock Plan, as amended, Amended and Restated 1999 Stock Incentive Plan and Amended and Restated 1999 Director Plan (the “Company Stock Option Plans”).

“Parent Common Stock” shall mean shares of the common stock of Parent, $0.001 par value.

“Parent Stock Price” shall mean the average (rounded to the nearest $0.01) of the volume weighted averages (rounded to the nearest 10,000 shares) of the trading prices of a share of Parent Common Stock on the Nasdaq National Market System (“NASDAQ”), as reported by Bloomberg Financial Markets (or such other sources the parties shall agree in writing) on the Effective Date.

“Stock Exchange Ratio” shall mean 0.354.

(b) Conversion of Company Common Stock. By virtue of the Merger and without any further action on the part of Parent, Company, Merger Sub 1 or the holders of any of Company’s securities, at the Effective Time, subject to Sections 1.6(c) and 1.6(i), shares of Company Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive (x) that number of shares of Parent Common Stock that is equal to the Stock Exchange Ratio; and (y) cash equal to the Cash Exchange Ratio (the shares of Parent Common Stock issuable and the cash payable pursuant to this Section 1.6(b), the “Merger Consideration”).

(c) Cancellation of Company Common Stock Owned by Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly-owned subsidiary of Company or Parent shall be canceled and extinguished without any conversion thereof.

(d) Treatment of Company Options and Company ESPP Rights. At the Effective Time, (i) the Company Stock Option Plans and all Company Options then outstanding under the Company Stock Option Plans or otherwise shall be canceled and terminated in accordance with Section 5.7(a) hereof; and (ii) all purchase rights for shares of Company Common Stock outstanding under the Company ESPP shall be exercised no later than 3 business days prior to the Effective Time in accordance with Section 5.7(b) hereof, and the purchased shares of Company Common Stock shall at the Effective Time be converted into shares of Parent Common Stock and cash in lieu of fractional shares, as provided in Section 1.6(b) hereof.

(e) Adjustments to Exchange Ratios. The Stock Exchange Ratio and Cash Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

(f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock to be received by such holder, including all fractional shares) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Stock Price, less any amount required to be withheld under foreign, federal, state or local tax laws.

(g) Capital Stock of Merger Sub 1. At the Effective Time, each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Company. Each stock certificate of Merger Sub 1 evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Company.

(h) Membership Interests of Merger Sub 2. Upon the consummation of the Second Step Merger, the membership interests of Merger Sub 2 issued and outstanding immediately prior to the consummation of the Second Step Merger shall remain issued and outstanding.

(i) Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. Company shall give Parent prompt notice of any demands received by Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

1.7 Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, Mellon Investor Services, shall act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Provide Parent Common Stock and Cash; Use of Company Cash to Fund Exchange Agent. At or before the Effective Time, (i) Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, (X) the shares of Parent Common Stock issuable pursuant to Section 1.6(b) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time and (Y) cash payable in lieu of fractional shares pursuant to Section 1.6(f), less any amounts required to be withheld from such cash under foreign, federal, state or local laws and (ii) Company shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Company may adopt, cash in an amount sufficient to permit payment of cash payable pursuant to Section 1.6(b). The cash amount described in Section 1.7(b)(ii) shall be treated as a loan from Company to Parent at the Effective Time.

(c) Exchange Procedures.

(i) As soon as reasonably practical after the Effective Time, the Parent shall cause to be mailed to each holder of record of certificates representing shares of Common Stock (the “Certificates”) at the Effective Time, whose shares were converted into the right to receive the consideration set forth in Section 1.6(b) (and cash in lieu of fractional shares, less any amount required to be withheld from such cash under foreign, federal, state or local tax laws), (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (2) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash that such holder has the right to receive pursuant to Section 1.6(b) (and cash in lieu of fractional shares, less any amount required to be withheld from such cash under foreign, federal, state or local tax laws).

(ii) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration (pursuant to Section 1.6(b)) shall be entitled to receive, upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (X) a certificate representing the number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 1.6(b), (Y) cash that such holder is entitled to receive pursuant to Section 1.6(b) and (Z) if applicable, the cash payment in lieu of fractional shares that such holder is entitled to receive pursuant to Section 1.6(f), and the Certificate so surrendered or transferred shall forthwith be canceled.

(iii) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue or cause to be issued to such Person in exchange for such lost, stolen or destroyed Certificate, a new certificate into which the shares of such Person’s Company Common Stock are converted on the Effective Date and deliver or cause to be delivered to such Person cash in immediately available funds that such holder is entitled to receive pursuant to Section 1.6(b) and, if any, Section 1.6(f). When authorizing such issuance in exchange therefor, Parent and/or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give Parent and/or the Exchange Agent a reasonable form of indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any Certificate not surrendered with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, Parent shall cause to be paid to the record holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Parent Common Stock.

(e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the surrendered Certificate is registered, it will be a condition of the issuance thereof that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that (ii) the Person requesting such exchange will have paid to the Exchange Agent, Parent or any other agent designated by Parent, as applicable, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of the Exchange Agent, Parent or any other agent designated by Parent, as applicable, that such tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, Parent, the Surviving Company or any other party hereto shall be liable to any Person for any amount properly paid to a public official in accordance with the applicable provisions of any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (and any cash paid in lieu of fractional shares) and the cash paid in exchange of shares of Company Common Stock as contemplated by Section 1.6(b) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no registration after the Effective Time of transfers on the records of the Surviving Company of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged for the consideration that is provided in this Article I.

1.9 Deductions and Withholdings. Parent and the Surviving Company shall be entitled to deduct and withhold from the Merger Consideration payable to any holder of Company Common Stock such amounts as Parent and the Surviving Company are required to deduct and withhold with respect to such delivery and payment under the Code or any applicable provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Surviving Company.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of, Parent and the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in a document of even date herewith attached to this Agreement and delivered by Company to Parent prior to the execution and delivery of this Agreement, the numbered sections of which correspond to the individual subsections of this Article 2 (the “Company Disclosure Schedule”), Company represents and warrants to Parent as follows:

2.1 Organization, Standing and Power. Each of Company and its subsidiaries is a business organization that has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization. Each of Company and its subsidiaries has the corporate or organizational power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and (to the extent applicable in its jurisdiction of organization) is in good standing in each jurisdiction in which it conducts its business, subject in each case to such exceptions as would not have a Company Material Adverse Effect. Company has made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of Company, each as amended to date. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Company is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as disclosed on Schedule 2.1 of the Company Disclosure Schedule, Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Company or any of its subsidiaries in accordance with and pursuant to the Company’s formal investment policy and comprising less than five percent (5%) of the outstanding stock of such company.

2.2 Capital Structure.

(a) The authorized capital stock of Company consists of (i) 100,000,000 shares of Common Stock, $0.001 par value, of which there were 28,187,177 shares issued and outstanding as of the close of business on October 3, 2005; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value, of which no shares were issued and outstanding as of the close of business on the Execution Date. On October 3, 2005, there are no other outstanding shares of capital stock or voting securities and on the Execution Date, there are no, and as of the Effective Time there will be no, outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of Company Options outstanding as of such date under the Company Stock Option Plans.

(b) All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement to which Company is a party or by which it is bound. As of the close of business on October 5, 2005, Company has reserved (i) 4,237,500 shares of Company Common Stock for issuance pursuant to the 1995 Stock Plan, as amended, of which 2,916,559 shares are issued and are outstanding pursuant to option exercises or direct stock purchases, 638,610 shares are subject to outstanding, unexercised options and 682,331 shares remain available for future option grants and issuances thereunder; (ii) 7,900,000 shares of Company Common Stock for issuance pursuant to the Amended and Restated 1999 Stock Incentive Plan, of which 841,719 shares are issued and outstanding pursuant to option exercises or direct stock purchases, 5,079,457 shares are subject to outstanding, unexercised options and 1,978,824 shares remain available for future option grants and issuances thereunder; (iii) 200,000 shares of Company Common Stock for issuance pursuant to the Amended and Restated 1999 Director Plan, of which 0 shares have been issued pursuant to option exercises or direct stock purchases, 200,000 shares are subject to outstanding, unexercised options and 0 shares remain available for future option grants and issuances thereunder; and (iv) 3,000,000 shares of Company Common Stock for issuance to employees and consultants pursuant to the Company ESPP, of which 1,896,194 shares have been issued. The number of shares that would be issued on a “net-exercise” basis, if all options with an exercise price of $2.08 or less on October 3, 2005 were exercised, is 696,713. On the Execution Date, except for (i) the rights created pursuant to this Agreement, the Company Stock Option Plans and the Company ESPP and (ii) Company’s rights to repurchase any unvested shares under the Company Stock Option Plans or the stock option agreements thereunder, there are no, and as of the Effective Time there will be no, other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Common Stock or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement except as may be permitted under Section 4.2 hereof. Company has no rights to repurchase unvested shares of Company Common Stock. Except for the agreements contemplated by this Agreement and filed as exhibits to the Company’s SEC Documents, there are no contracts, commitments or agreements relating to voting, purchase or sale of Company Common Stock (i) between or among Company and any of its securityholders and (ii) to Company’s Knowledge, between or among any of Company’s securityholders.

(c) The current “Purchase Period,” as defined in the Company ESPP commenced under the Company ESPP on May 1, 2005 and will end prior to the Effective Time as provided in this Agreement, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Company ESPP.

(d) The terms of the Company Stock Option Plans permit, but do not require, the termination of the Company Options by Parent as provided for in this Agreement, without the consent or approval of the holders of the Company Stock Options, the stockholders of the Company, or otherwise, without any acceleration of the exercise schedule or vesting provisions with respect to those options. All of the outstanding Company Options permit accelerated vesting or exercisability of those options by reason of the Merger or any other transactions contemplated by this Agreement. True and complete copies of the standard forms of agreements and instruments relating to Company Options issued under the Company Stock Option Plans, or otherwise relating to the issuance of Company Options have been made available to Parent and, except in connection with written employment agreements with officers or employees of Company or any Subsidiary as set forth on Schedule 2.2(d), no Company Options have been granted whose terms differ materially from such forms provided to Parent.

2.3 Authority.

(a) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been and, following the Company Stockholders Meeting (as defined in Section 2.27) will have been, duly authorized by all necessary corporate action on the part of Company.

(b) This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except (as to enforceability) as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity. The execution and delivery of this Agreement by Company does not, and the execution by Company of the other agreements contemplated by this Agreement and Company’s consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Company, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions in subsection (ii) would not be reasonably expected to have, whether individually or in the aggregate, a Company Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental body, agency, authority or instrumentality, foreign, federal, supranational, state or local (each, a “Governmental Entity”) is required with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, as provided in Section 1.2, (ii) the filing with the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers, Inc. (“NASD”) of the Joint Proxy Statement/Prospectus (as defined in Section 2.27) relating to the Company Stockholders Meeting (as defined in Section 2.27), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) any notice described in Section 5.13 hereof and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Company Material Adverse Effect and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

2.4 SEC Documents, Financial Statements.

(a) As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”)), definitive proxy statement and other filings filed with or hereafter filed with the SEC by Company (collectively, the “Company SEC Documents”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act and none of the Company SEC Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document. All documents required to be filed as exhibits to the Company SEC Documents have been so filed.

(b) The financial statements of Company, including the notes thereto, included in the Company SEC Documents (the “Company Financial Statements”) fairly present the financial condition and results of the operations of the Company and its consolidated subsidiaries in all material respects as of their respective dates and for the periods indicated therein, in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). There has been no change in Company accounting policies except as described in the notes to the Company Financial Statements.

2.5 Absence of Certain Changes. Since June 30, 2005 (the “Company Balance Sheet Date”) through the Effective Time, there has not occurred: (i) any change, event or condition (whether or not covered by insurance or similar indemnification agreement) that has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect, (ii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries, (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its or any of its subsidiaries’ assets, (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company of any of its shares of capital stock, (v) any material contract entered into by Company or any of its subsidiaries, or any material amendment or (except by way of lapse of the term thereof) termination of, or default under, any material contract to which Company or any of its subsidiaries is a party or by which it is bound, (vi) any action to amend or change the Certificate of Incorporation or Bylaws of Company, (vii) any material increase in the compensation or benefits payable or to become payable by Company to any of its directors or employees, other than in the ordinary course of business and as contemplated by this Agreement or increases associated with merit or annual pay increases or promotions in the ordinary course of business, (viii) any transaction with any affiliate of Company which is not a Subsidiary of Company, or (ix) any negotiation or agreement by Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the agreements disclosed herein).

2.6 Absence of Undisclosed Liabilities. Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the Company Financial Statements included in the Company’s Quarterly Report on Form 10-Q filed on August 9, 2005 (the “Company Balance Sheet”), (ii) those incurred in the ordinary course of business before, on or after the date of this Agreement and in the first such case not required to be set forth in the Company Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Company Balance Sheet Date, (iv) those incurred in connection with the execution of this Agreement and (v) those that would not reasonably be expected to result in a Company Material Adverse Effect.

2.7 Litigation.

(a) Except as set forth in Schedule 2.7(a) of the Company Disclosure Schedule, as of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of Company, threatened against Company, any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or that would reasonably be expected to have a Company Material Adverse Effect. There is no judgment, decree or order against Company or any of its subsidiaries, or, to the Knowledge of Company any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Company Material Adverse Effect.

(b) Schedule 2.7(b) of the Company Disclosure Schedule lists all material litigation that Company has pending on the date hereof against other parties which is not disclosed in the Company SEC Documents.

2.8 Governmental Authorization. Company and each of its subsidiaries, has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Company’s or any of its subsidiaries’ business or the holding of any such interest ((i) and (ii) herein collectively called the “Company Authorizations”), and all of such Company Authorizations are in full force and effect, in each case subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect.

2.9 Title to Personal Property. Company and each of its subsidiaries has good, valid and marketable title to all of their respective material personal properties, interests in material personal properties and material assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date, which properties and assets with a book value of $50,000 or above are listed on Schedule 2.9 (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) a lien for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which are reflected on the Company Balance Sheet and (iv) liens that in the aggregate would not have a Company Material Adverse Effect. To Company’s knowledge, the material plants, property and equipment of Company that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear. All personal properties used in the operations of Company are reflected in the Company Balance Sheet to the extent GAAP requires the same to be reflected.

2.10 Intellectual Property.

(a) Company and its subsidiaries own exclusively not jointly with any other Person (free and clear of all liens and encumbrances), or are validly licensed to use in the manner currently used or proposed to be used by Company, all (i) U.S. and foreign patents, patent applications, trademarks (whether registered or unregistered), trademark applications, trade names, domain names, fictitious business names, service marks (whether registered or unregistered), service mark applications, copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registration applications, mask work rights, mask work registration applications, trade secrets, know how, rights in data or databases, inventions and other proprietary rights and (ii) all other U.S. and foreign intellectual property rights (subsections and (i) and (ii), collectively, “Intellectual Property”), that are used in or are necessary for the conduct of the business of Company and its subsidiaries as currently conducted by Company and its subsidiaries (including, without limitation, the development, manufacture, use import and sale of those products of Company and its subsidiaries currently under development), subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither Company nor any of its subsidiaries has (i) licensed any of the software included in its Intellectual Property in source code form to any Person, or (ii) entered into any source code escrow agreements with respect to any software included in its Intellectual Property in each case, subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect. To Company’s Knowledge, the Company Source Code (as defined below) and that of its subsidiaries have at all times been maintained in confidence and have been disclosed only to employees and consultants of Company and its subsidiaries who have a “need to know” the contents thereof in connection with their duties to Company and its subsidiaries. Such employees and consultants have executed appropriate confidentiality agreements in connection therewith. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to result in the disclosure or delivery by Company, or any other party acting on Company’s behalf, to any party of any Company Source Code. Schedule 2.10(b) of Company Disclosure Schedule identifies each contract, agreement and instrument (whether written or oral) pursuant to which Company or a subsidiary has deposited or is or may be required to deposit, with an escrow holder or any other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 2.10(b), “Company Source Code” means, collectively, any software source code or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in any software source code, of any Intellectual Property owned by the Company or any subsidiary of the Company. To Company’s Knowledge, none of the software included in the Intellectual Property of Company or its subsidiaries contains any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses,” “worms,” “time bombs,” and/or “back doors”).

(c) (i) Schedule 2.10(c)(i) of the Company Disclosure Schedule lists all issued patents, all registered trademarks, all trade names, all registered service marks and all registered copyrights included in the Intellectual Property of Company and its subsidiaries, including, as applicable, the jurisdictions in which the registration for such items has been issued, (ii) Schedule 2.10(c)(ii) of the Company Disclosure Schedule lists all pending applications for registration of any patents, trademarks, service marks, or copyrights included in the Intellectual Property of Company and its subsidiaries, including the jurisdictions in which each such application has been filed.

(d) To Company’s Knowledge, there is no, nor has there been any, unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Company or any of its subsidiaries, or any third party Intellectual Property exclusively licensed by Company or any of its subsidiaries, by any Person, including any employee or former employee of Company or any of its subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Company nor any of its subsidiaries has entered into any agreement, or otherwise has any obligation, to indemnify, defend or hold harmless any other Person against any claim of infringement or misappropriation of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements that arise in the ordinary course of business and that contain such terms as are typical for the business, services and products of Company.

(e) Neither Company nor any of its subsidiaries is, or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in material breach of any material license, sublicense, option or other agreement to which it is a party relating to its Intellectual Property or the Intellectual Property of any other Person. Except as would not reasonably be expected to have a Parent Material Adverse Effect, With respect to any license, sublicense, option or other agreement relating to the Intellectual Property of Company or any of its subsidiaries, or any third party Intellectual Property, neither Company nor any of its subsidiaries that is a party to any such license, sublicense, option or other agreement is in material breach thereof, and to Company’s Knowledge, no other Person that is a party to any such license, sublicense, option or other agreement is in material breach thereof.

(f) To the best of Company’s Knowledge, all patents and registered trademarks, service marks and copyrights held by Company or any of its subsidiaries are valid, enforceable and subsisting. To the best of Company’s Knowledge, neither Company nor any of its subsidiaries is or has been infringing any Intellectual Property of any other Person. Neither Company nor any of its subsidiaries has received any written notice or other written communication of any actual, alleged, possible or potential infringement of any Intellectual Property of any other Person party. Neither Company nor any of its subsidiaries has been sued or threatened to be sued in any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any other Person. Neither Company nor any of its subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property of Company or any of its subsidiaries, or for breach of any license or agreement involving any Intellectual Property of Company or any of its subsidiaries, against any third party, which is not disclosed in the Company SEC Documents. No Intellectual Property of Company or any of its subsidiaries is subject to any outstanding decree, order, judgment, office action or settlement agreement or stipulation that (i) restricts in any manner the use, transfer or licensing thereof by Company or any of its subsidiaries, or (ii) may affect the validity, use or enforceability of such Intellectual Property.

(g) To the best of Company’s knowledge, Company and each of its subsidiaries has secured valid written assignments from all its consultants and employees who contributed to the invention, creation or development of Intellectual Property of Company or any of its subsidiaries, of all right, title and interest in and to such Intellectual Property, to the extent that Company or such Subsidiary, as applicable, does not already own such Intellectual Property by operation of law. To the best of Company’s knowledge, in each case in which Company or its subsidiaries has acquired any Intellectual Property from any Person other than its consultants and employees, Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to Company or its subsidiaries. To the best of Company’s knowledge, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Company or its subsidiaries have recorded in a timely manner each such assignment with the relevant Governmental Entity, including the United States Patent and Trademark Office, the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

Schedule 2.10(g) of the Company Disclosure Schedule lists, for each product of Company (including, without limitation, each product currently under development), all Freely Available Software (as defined below) that (i) is incorporated in or bundled with such product, or from which any portion of such product is derived, or (ii) is used in connection with the development of such product. Schedule 2.10(g) of the Company Disclosure Schedule also lists, for each such item of Freely Available Software, the agreement under which such item is licensed to the Company. The terms under which the Company has licensed any Freely Available Software do not and will not have the effect of requiring any products of Company, or any portions thereof, modifications thereto or derivative works thereof, to be (A) disclosed or distributed in source code form, (B) licensed to other Persons for the purpose of making derivative works or redistributing such software, or (C) licensed or otherwise distributed to other Persons at no charge. “Freely Available Software” means all source code available without charge for use, modification and/or distribution, including any open source software.

2.11 Environmental Matters.

(a) The following terms shall be defined as follows:

“Environmental and Safety Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, Hazardous Materials or releases (as defined in 42 U.S.C. § 9601(22)) of Hazardous Materials to air, water or groundwater, or which are intended to assure the health and safety of employees, workers or other persons, including the public.

“Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes or regulated under any Environmental and Safety Laws.

“Property” shall mean all real property leased or owned by Company or its subsidiaries either currently or in the past, including the Leased Premises (as defined in Section 2.26).

“Facilities” shall mean all buildings and improvements on the Property.

(b) Company represents and warrants as follows: (i) to its knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities, (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws, (iii) neither Company nor any subsidiary has received notice (oral or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws by Company or any such subsidiary, (iv) no notices, administrative actions or suits are pending or, to Company’s knowledge, threatened relating to a violation of any Environmental and Safety Laws, (v) to Company’s knowledge, Company is not a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date, (vi) there are not now, nor to the best of Company’s knowledge, have there been in the past, any Hazardous Materials on, under or migrating to or from the Facilities or Property, (vii) there are not now, nor to the best of Company’s knowledge, have there been in the past any underground tanks or underground improvements at, on or under the Property, including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells, (viii) to Company’s knowledge, there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of fifty (50) parts per million, (ix) there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities, (x) Company’s uses and activities in and of the Facilities have at all times complied in all material respects with all Environmental and Safety Laws and (xi) except as disclosed on Schedule 2.11(b), Company has all the permits and licenses required to be issued under Federal, State or local laws regarding Environmental and Safety Laws and is in full compliance with the terms and conditions of those permits except where such non-compliance would not have a Company Material Adverse Effect.

2.12 Taxes.

(a) The following items shall be defined as follows:

“Taxes” shall mean all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to federal income taxes and state income and franchise taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, withholding taxes and other obligations of the same or of a similar nature to any of the foregoing, which Company or any of its subsidiaries is required to pay, withhold or collect.

“Tax Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns (whether original or amended) relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

(b) Company and each of its Subsidiaries have timely filed all material Tax Returns that they were required to file and all such Tax Returns are true, complete and correct in all material respects. All material Taxes (whether or not shown on such Tax Returns) required to be paid prior to the Effective Time have been paid in full on a timely basis. Company and each of its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens for Taxes on the assets of Company or any of its Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

(c) Company’s audited financial statements as of December 31, 2004 reflect adequate accruals in accordance with GAAP for all material unpaid Taxes of Company and each of its Subsidiaries through December 31, 2004, and the amounts set forth thereon as deferred Tax assets and deferred Tax liabilities have been determined in accordance with GAAP. There have been no changes to the aforementioned accruals or the deferred Tax assets and deferred Tax liabilities since December 31, 2004, other than changes in the ordinary course of business consistent with past practice.

(d) No claim has been made by any taxing authority in any jurisdiction where Company or any of its Subsidiaries does not file Tax Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction.

(e) Neither Company nor any of its Subsidiaries has ever been a member of an affiliated group filing consolidated federal income Tax Returns other than the group of which Company is the “common parent” (within the meaning of Section 1504(a) of the Code).

(f) There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing, or, to the Knowledge of Company, orally, against or with respect to Company or any of its Subsidiaries in respect of any Tax Return. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Company or any of its Subsidiaries.

(g) Neither Company nor any of its Subsidiaries has participated in a “reportable transaction,” including without limitation a “listed transaction,” within the meaning of Treasury Regulations Sections 1.6011-4(b) and 1.6011-4(b)(2), respectively, or a transaction required to be registered as a tax shelter under Code Section 6111 or the Treasury Regulations thereunder.

(h) Neither Company nor any of its Subsidiaries is a party to or bound by any tax indemnity agreement or tax sharing agreement under which Company or any Subsidiary may be liable to make any payment to any Person, and neither Company nor any of its Subsidiaries has assumed the liability of any Person for Taxes pursuant to any contract.

(i) Neither Company nor any of its Subsidiaries is obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Code Sections 162(m) or 280G. None of Company or any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Sections 409A(a)(1)(B) or 4999 of the Code.

(j) Company is not currently nor has it been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the applicable periods specified in Section 897(c)(1)(A)(ii) of the Code, and Company does not expect to become a United States real property holding corporation prior to the Effective Time.

(k) Neither Company nor any of its Subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.

(l) Neither Company nor any of its Subsidiaries has an interest in an entity treated as a partnership for U.S. federal income tax purposes. No Subsidiary of the Company has elected to be treated as a “disregarded entity” for U.S. federal income tax purposes.

(m) To Company’s Knowledge neither Company nor any of its affiliates has taken or agreed to take any action, nor does Company have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13 Certain Employee Benefits Affected by the Merger. Except as set forth in Schedule 2.13, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, agent or employee of Company or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Company or any of its subsidiaries to their respective employees or (iii) result in the acceleration of the time of payment or vesting of any such employee benefits.

2.14 Employee Benefit Plans.

(a) The following terms shall be defined as follows:

“Defined Benefit Plan” shall mean either a plan described in Section 3(35) of ERISA and subject to Title IV of ERISA.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each trade or business, whether or not incorporated, that would be treated as a single employer with Company under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Multiemployer Plan” shall mean a plan described in Section 3(37) of ERISA.

(b) Schedule 2.14(b) lists (i) all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, (ii) all employment agreements, including, but not limited to, any individual benefit arrangement, policy or practice with respect to any current or former employee or director of Company or ERISA Affiliate and (iii) all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether legally binding or not, which Company or any ERISA Affiliate maintains, to which any of them contributes, or for which any of them has any obligation or liability (collectively, the “Plans”). There are no negotiations, demands or proposals which are pending or have been made which concern matters now covered, or that would be covered, by the type of agreements required to be listed in Schedule 2.14(b).

(c) Neither the Company nor any ERISA Affiliate currently maintains or contributes to any Plan that is (i) a Multiemployer Plan, (ii) a Defined Benefit Plan, (iii) any plan that is subject to Section 412 of the Code, (iv) any plan maintained in connection with any trust described in Section 501(c)(9) of the Code, (v) any “welfare benefit fund” within the meaning of Section 419 of the Code, (vi) any “qualified asset account” within the meaning of Section 419A of the Code, or (vii) and “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) Company does not maintain or contribute to any plan that provides health benefits to an employee after the employee’s termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA or comparable state laws.

(e) Benefits under each Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) are fully insured by an insurance company unrelated to Company or any ERISA Affiliate. No insurance policy or contract relating to any such Plan requires or permits retroactive increase in premiums or payments due thereunder.

(f) Each Plan which is an “employee benefit plan,” within the meaning of Section 3(3) of ERISA, complies in all material respects by its terms and in operation with the requirements provided by any and all statutes, orders or governmental rules and regulations currently in effect and applicable to the Plan, including but not limited to ERISA and the Code.

(g) All reports, forms and other documents required to be filed with any Governmental Entity or furnished to employees, former employees or beneficiaries with respect to any Plan (including without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and furnished and are accurate, except for those instances which, either individually or in the aggregate, would not have a Company Material Adverse Effect.

(h) Each Plan that is intended to be qualified under Section 401(a) of the Code (and any related trust intended to be exempt from tax under Section 501(a) of the Code) is the subject of a favorable IRS determination, notification, or opinion letter issued after January 1, 1997 and has been timely amended and administered in compliance with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation enacted through the date hereof, and Section 501 of the Code. To Company’s knowledge, nothing has occurred since the issuance of the IRS’s most recent favorable determination letter (or opinion or notification letter, if applicable) that could reasonably be expected to adversely affect the qualification of such Plan or the tax exempt status of its related trust. Company has provided Parent with the most recent determination, opinion or notification letter (as applicable) the Internal Revenue Service has issued relating to each such Plan.

(i) All contributions for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been made prior to the Closing Date by Company or have been reserved against on the Company Financial Statements.

(j) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Plans for plan years ending on or before the Closing Date, except for those instances which, either individually or in the aggregate, would not have a Company Material Adverse Effect.

(k) With respect to each Plan: (i) to Company’s knowledge, no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available; (ii) no action, investigation, audit, or claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) are pending, or to the knowledge of Company, threatened or imminent against or with respect to the Plan, any employer who is participating (or who has participated) in any Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Plan; and (iii) neither Company, nor any fiduciary has any knowledge of any facts that could give rise to any such action, investigation, audit, or claim.

(l) Each of the Plans provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code. None of the Plans are subject to any surrender fees, deferred sales charges, commissions, or other fees upon termination other than the normal and reasonable administrative fees associated with its amendment, transfer or termination. No action or omission of any member of Company, any of its Subsidiaries, or any of their directors, officers, employees, or agents in any way restricts, impairs or prohibits Company or Parent, or any successor thereto from amending, merging, or terminating any Plan in accordance with the express terms of any such Plan and applicable law.

(m) Neither Company nor, to the knowledge of Company, any ERISA Affiliate has any material liability or is, to the knowledge of Company, threatened with any material liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code, or (ii) to a fine under Section 502 of ERISA.

(n) Company has delivered or made available to Parent true, correct and complete copies of all documents creating or evidencing any Plan and, to the extent applicable, copies of (i) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (ii) all Internal Revenue Service determination, opinion, notification and advisory letters; (iii) all material written communications to any employee or employees relating to any Plan and any proposed Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company or any of its subsidiaries received by employees in the last three (3) years; (iv) all correspondence to or from any Governmental Entity relating to any Plan since January 1, 2002; and (v) all reports, forms and other documents required to be filed with any Governmental Entity furnished to employees, former employees or beneficiaries in the last three (3) years (including, without limitation, summary plan descriptions and summary annual reports for all Plans, but excluding individual account statements and tax forms).

(o) All expenses and liabilities relating to all of the Plans have been, and will on the Closing Date be fully and properly accrued on Company’s books and records and disclosed in accordance with GAAP and in Plan financial statements.

2.15 Employee Matters.

(a) Company and each of its subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in unfair labor practices has not had and would not be reasonably expected to have a Company Material Adverse Effect. Company and each of its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to their respective employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(b) There are no proceedings, claims, or suits pending or, to the Knowledge of Company or any of its subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees. Neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does Company or any of its subsidiaries know of any activities or proceedings of any labor union or organization of any such employees.

2.16 Interested Party Transactions. Neither Company nor any of its subsidiaries is indebted to any director, officer, employee, any affiliate of Company which is not a Subsidiary or agent of Company or its subsidiaries (except for amounts due as normal wages and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Company or its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since June 30, 2005.

2.17 Insurance. Company and each of its subsidiaries have made available to Parent all material policies of insurance. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Company and its subsidiaries are otherwise in compliance with the terms of such policies and bonds. Neither Company nor any of its subsidiaries has knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.18 Compliance With Laws. Each of Company and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Company Material Adverse Effect.

2.19 Brokers’ and Finders’ Fees. Except for Jefferies Broadview, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby. Company has furnished to Parent accurate and complete copies of all agreements under which any such finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges have been paid or may become payable to, and all indemnification and other agreements related to the engagement of Jefferies Broadview.

2.20 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any of Company’s Common Stock necessary to approve this Agreement and the transactions contemplated thereby and hereby.

2.21 Board Approval. The Board of Directors of Company has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and the Merger (such recommendation, the “Company Recommendation”). Company has taken all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to this Merger, this Agreement and the transactions contemplated hereby, including the execution of a First Amendment to the Rights Agreement, substantially in the form of Exhibit K hereto.

2.22 Customers and Suppliers. Schedule 2.22 lists the top ten (10) customers of Company in terms of gross revenues during the twelve (12) months prior to the Execution Date; and no such customer and no supplier of Company or any of its subsidiaries has canceled or otherwise terminated or made any written threat to Company or any of its subsidiaries to cancel or otherwise terminate its relationship with Company or any of its subsidiaries, or at any time on or after the Company Balance Sheet Date has decreased materially its services or supplies to Company or any of its subsidiaries in the case of any such supplier, or its usage of the services or products of Company in the case of such customer, and to Company’s or any of its subsidiaries knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Company or any of its subsidiaries or to decrease materially its services or supplies to Company or any of its subsidiaries or its usage of the services or products of Company or any of its subsidiaries, as the case may be. Neither Company or any of its subsidiaries has knowingly breached, so as to provide a benefit to Company or any of it subsidiaries that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Company or any of its subsidiaries.

2.23 Material Contracts. Except for this Agreement, the agreements listed in Schedule 2.24 and the agreements listed as Exhibits hereto (the “Ancillary Agreements”) and other contracts and agreements which individually or in the aggregate are not material to Company’s or any of its subsidiaries’ businesses, as of the date of this Agreement, Company is not a party to or bound by:

(a) any distributor, sales, agency or manufacturer’s representative, consulting, joint venture, or partnership contract or joint R&D or technology sharing arrangements;

(a) continuing contracts (other than purchase orders) for the purchase of materials, supplies, equipment or services involving in the case of any such contract under which aggregate payments in excess of $50,000 were made during the year ended December 31, 2004 that expires or may be renewed at the option of any Person (other than Company) so as to expire more than one (1) year after the date of this Agreement;

(b) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement (other than any such arrangement entered into for bona fide hedging purposes) or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(c) any contract for capital expenditures in excess of $50,000 in the aggregate;

(d) any contract limiting the freedom of Company to engage in any line of business, to acquire any material product or asset from any other Person outside the ordinary course of business, to sell any material product or asset outside the ordinary course of business to, or to perform any material service outside the ordinary course of business for, any Person, or to compete with any other Person (as that term is defined in the Exchange Act);

(e) any contract pursuant to which Company is a lessor of real property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in the case of any such personal property contact more than $50,000 over the life of the contract that expires or may be renewed at the option of any Person other than Company so as to expire more than one (1) year after the date of this Agreement;

(f) any material contract with any Person with whom Company does not deal at arm’s length;

(g) any contract which provides for the indemnification of any officer, director, employee or agent; or

(h) any guarantee of indebtedness of any other Person.

2.24 No Breach of Material Contracts; Government Contracts.

(a) (i) Company has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material breach or default in respect of any contract or agreements (A) listed in Schedule 2.24 of the Company Disclosure Schedule or (B) filed as exhibits to the Company SEC Documents (collectively the “Material Contracts”) and (ii) each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or, to Company’s Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Material Contract.

(b) To the knowledge of the Company, with respect to Government Contracts, there is, as of the date hereof, (i) no civil fraud or criminal investigation by any Governmental Entity, (ii) none of the Company, nor any current officer, employee or affiliate thereof, is currently suspended or debarred, nor is there a suspension of debarment proceeding (or equivalent proceeding) against any of the Company, or its current officers, employees or affiliates, (iii) no request by any Governmental Entity for a contract price adjustment based on a claimed disallowance by any Governmental Entity or at the direction of any Governmental Entity or written notice of defective pricing other than as reserved for on the Company Financial Statements in accordance with GAAP, (iv) claim or equitable adjustment by the Company against the U.S. Government or any third party in excess of $50,000 in the aggregate, (v) written notice challenging, questioning or disallowing any cost(s) in excess of $50,000 in the aggregate, (vi) notice of contract termination, cure notice or show cause notice, or (vii) violation of any statutory, regulatory or contractual provision that could result in any fine or penalty of a criminal, civil or administrative nature.

2.25 Material Third Party Consents. Schedule 2.25 of the Company Disclosure Schedule lists all contracts that require a novation or consent to the Merger or change of control, as the case may be, prior to the Effective Time which, if no novation occurs or if no consent to the Merger or change of control is obtained, would have a Material Adverse Effect on Surviving Company’s ability to operate the business.

2.26 Real Property.

(a) Neither Company nor any of its subsidiaries currently owns or has ever owned any real property.

(b) To the extent not disclosed in the Company SEC Documents, Schedule 2.26 sets forth a list of all leases, licenses or similar agreements to which Company or any of its subsidiaries is a party, that are for the use or occupancy of real estate owned by a third party (“Leases”) (copies of which have previously been furnished to Parent), in each case, setting forth: (i) the lessor and lessee thereof and the commencement date, term and renewal rights under each of the Leases and (ii) the street address or legal description of each property covered thereby (the “Leased Premises”). The Leases are in full force and effect in all material respects, to the knowledge of Company, and have not been amended except as disclosed in the Company SEC Documents or Schedule 2.26 and, Company is not, and, to the knowledge of Company, no other party thereto, is in default or breach under any such Lease and no event has occurred by Company that, with the passage of time or the giving of notice or both, would cause a breach of or default of Company under any of such Leases, except to the extent such default would not have a Company Material Adverse Effect. Either Company or its subsidiaries have valid leasehold interests in each of the Leased Premises, which leasehold interest is free and clear of any liens, covenants and easements or title defects of any nature whatsoever other than Permitted Liens.

(c) With respect to the Leased Premises, (i) there are no pending or, to the knowledge of Company, threatened condemnation proceedings, suits or administrative actions relating to any such parcel or other matters affecting adversely the current use, occupancy or value thereof, (ii) to the Company’s knowledge, all improvements, buildings and systems on any such parcel are in good repair and safe for their current occupancy and use, (iii) to the knowledge of Company, there are no contracts or agreements (whether oral or written) granting to any party or parties the right of use or occupancy of any such parcel, and there are no parties (other than Company) in possession of any such parcel, (iv) to the knowledge of Company, there are no outstanding options or rights of first refusal or similar rights to purchase any such parcel or any portion thereof or interest therein, (v) to the knowledge of Company, all facilities located on each such parcel are supplied with utilities and other services necessary for their ownership, operation or use, currently or as currently proposed by Company, all of which services are adequate in accordance with all applicable laws, ordinances, rules and regulations and (vi) to the Company’s knowledge, each such parcel abuts on and has adequate direct vehicular access to a public road and there is no pending or, to the knowledge of Company, threatened termination of such access.

2.27 Joint Proxy Statement/Prospectus. The information relating to Company included in the joint proxy statement/prospectus on Form S-4 (or such other successor form as may be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC, including any amendments or supplements thereto (the “Joint Proxy Statement/Prospectus”) shall not, at the time the Joint Proxy Statement/Prospectus is declared effective by the SEC and at all times subsequent thereto (through and including the Effective Date), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information relating to Company included in the Joint Proxy Statement/Prospectus to be sent to the stockholders of Company in connection with the meeting of the Company stockholders (the “Company Stockholders Meeting”) and to the stockholders of the Parent in connection with the meeting of the Parent’s stockholders (the “Parent Stockholders Meeting”), as may be amended or supplemented shall not, on the date or dates the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Company and the Parent, at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or omit to state a material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or the Parent Stockholders Meeting which has become false or misleading. If, at any time prior to the Effective Time, any event or information should be discovered by Company which should be set forth in an amendment to the Joint Proxy Statement/Prospectus or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by Parent which is contained in the Joint Proxy Statement/Prospectus.

2.28 Opinion of Financial Advisor. Company has been advised orally by its financial advisor, Jefferies Broadview, that in such advisor’s opinion, as of the date hereof, the consideration to be received by the stockholders of Company is fair from a financial point of view, to the stockholders of Company.

2.29 Takeover Restrictions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute (each, a “Takeover Statute”) is applicable to the Merger, except for such statutes or regulations as to which all necessary action has been taken by Company and its Board of Directors to permit the consummation of the Merger in accordance with the terms hereof nor does Company have any stockholder rights or similar “poison pill” plans.

2.30 Foreign Corrupt Practices Act. Neither the Company nor any of its officers, directors, nor, to the Company’s knowledge, any employees or agents (or shareholders), distributors, representatives or other persons acting on the express, implied or apparent authority of the Company, have paid, given or received or have offered or promised to pay, give or receive, any bribe or other unlawful payment of money or other thing of value, any unlawful discount, or any other unlawful inducement, to or from any person or Governmental Entity in the United States or elsewhere in connection with or in furtherance of the business of the Company (including, without limitation, any unlawful offer, payment or promise to pay money or other thing of value (a) to any foreign official, political party (or official thereof) or candidate for political office for the purposes of influencing any act, decision or omission in order to assist the Company in obtaining business for or with, or directing business to, any person, or (b) to any person, while knowing that all or a portion of such money or other thing of value will be offered, given or promised unlawfully to any such official or party for such purposes). The business of the Company is not, in any manner, dependent upon the making or receipt of such unlawful payments, discounts or other inducements. The Company has not otherwise taken any action that could cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, the regulations thereunder, or any applicable laws or regulations of similar effect.

2.31 Assets and Revenues.

(a) Seller is its own ultimate parent entity. Seller, together will all entities controlled by Seller (i) is not engaged in manufacturing, (ii) does not have total assets of $106.2 million or more as of its most recent regularly prepared balance sheet, and (iii) does not have annual sales of $106.2 million or more as of its most recently completed fiscal year.

(b) The following terms shall be defined for the purpose of this Section 2.31 and Section 3.22 of this Agreement as follows: (i) “ultimate parent entity” shall have the meaning set forth in 16 C.F.R. Section 801.1(a)(3), (ii) “controlled” shall have the meaning set forth in 16 C.F.R. 801.1(b); and (iii) “engaged in manufacturing” shall have the meaning set forth in 16 C.F.R. 801.1(j)).

(c) The representations in this Section 2.31 are made solely for the purpose of determining the applicability of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (“HSR”) to the transactions contemplated by this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as disclosed in a document of even date herewith attached to this Agreement and delivered by Parent to Company prior to the execution and delivery of this Agreement, the numbered sections of which correspond to the individual subsections of this Article 3 (the “Parent Disclosure Schedule”), Parent represents and warrants to Company as follows:

3.1 Organization, Standing and Power. Each of Parent and its subsidiaries, including Merger Sub 1 and Merger Sub 2, is a business organization that has been duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of Parent and its subsidiaries, including Merger Sub 1 and Merger Sub 2, has the corporate or organizational power to own its respective properties and to carry on its respective businesses as now being conducted and as proposed to be conducted and is each duly qualified to do business and (to the extent applicable in their jurisdictions of organization) are in good standing in each jurisdiction in which it conducts business, subject in each case to such exceptions as would not have a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries, including Merger Sub 1 and Merger Sub 2, is in violation of any of the provisions of its respective Certificate of Incorporation or Bylaws or equivalent organizational documents. Parent is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in the Parent SEC Documents and on Schedule 3.1 of the Parent Disclosure Schedule, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent or any of its subsidiaries in accordance with and pursuant to Parent’s formal investment policy and comprising less than five percent (5%) of the outstanding stock of such company. Merger Sub 2 has not elected to be treated as a corporation for U.S. federal income tax purposes.

3.2 Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 50,000,000 shares of Common Stock, $0.001 par value, of which there were 18,050,375 shares issued and 17,947,379 shares outstanding as of the close of business on September 23, 2005 and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value, of which none of the shares were issued and outstanding as of the close of business on the Execution Date. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of options outstanding as of such date under the Parent 1997 Stock Incentive Plan (the “1997 Plan”) and 2000 Stock Incentive Plan (the “2000 Plan” and collectively with the 1997 Plan, the “Parent Stock Option Plans”), and the Parent 2000 Employee Stock Purchase Plan (the “Parent ESPP”). The number of shares that would be issued on a “net-exercise” basis, if all options with an exercise price of $3.99 or less on September 23, 2005 were exercised, is 237,715. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, $0.001 par value, all of which are issued and outstanding and held by Parent. All of the membership interests of Merger Sub 2 are held by Parent. The shares of Parent Common Stock to be issued in the Merger will be duly authorized, validly issued, fully paid and nonassessable.

(b) All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement to which Parent is a party or by which it is bound. As of the close of business on October 3, 2005, Parent has reserved (i) 2,703,887 shares of Parent Common Stock for issuance to directors, officers, employees and consultants pursuant to the Parent 1997 Plan, of which 1,612,387 shares have been issued pursuant to option exercises, 164,581 shares are subject to outstanding, unexercised options and 926,839 shares are available for issuance thereunder; and (ii) 3,345,607 shares of Parent Common Stock for issuance to employees and consultants pursuant to the Parent 2000 Plan, of which 65,056 shares have been issued pursuant to option exercises, 2,859,862 shares are subject to outstanding, unexercised options and 420869 remain available for future option grants and issuances thereunder; and (iii) 1,238,080 shares of Parent Common Stock for issuance to officers and employees pursuant to the Parent ESPP, of which 204,348 shares have been issued. On the Execution Date, except for (i) the rights created pursuant to this Agreement, the Parent Stock Option Plans and the Parent ESPP and (ii) Parent’s right to repurchase any unvested shares under the Parent Stock Option Plans or the stock option agreements thereunder, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Parent is a party or by which it is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Parent Common Stock or obligating Parent to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

3.3 Authority.

(a) Parent, Merger Sub 1 and Merger Sub 2 each have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been and, following the Parent Stockholders Meeting (as defined in Section 2.27), will have been, duly authorized by all necessary corporate action on the part of each of Parent, Merger Sub 1 and Merger Sub 2, as applicable.

(b) Neither Parent nor Merger Sub 1 nor Merger Sub 2, nor any of their “affiliates” or “associates” have been “interested stockholders” of Company at any time within three years of the date of this Agreement, as those terms are used in Section 203 of Delaware Law.

(c) This Agreement has been duly executed and delivered by each of Parent, Merger Sub 1 and Merger Sub 2, as applicable, and each constitutes the valid and binding obligations of Parent, Merger Sub 1 and Merger Sub 2 enforceable against each in accordance with its terms, except (as to enforceability) as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws or equivalent organizational documents of Parent, Merger Sub 1 or Merger Sub 2, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub 1 or Merger Sub 2 or their respective properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions in subsection (ii) would not have had and would not be reasonably expected to have, whether individually or in the aggregate, a Parent Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required with respect to Parent, Merger Sub 1 or Merger Sub 2 in connection with the execution and delivery of this Agreement by Parent, Merger Sub 1 or Merger Sub 2 or the consummation by Parent, Merger Sub 1 or Merger Sub 2 of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing of a Form 8-K with the SEC and the NASD within fifteen (15) days after the Closing Date, (iii) the filing with the SEC and the NASD of the Joint Proxy Statement/Prospectus, (iv) any filings as may be required under applicable federal, state and local securities laws and the securities laws of any foreign country, (v) the filing with the NASDAQ Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger (the “Nasdaq Notification Form”), (vi) the filing with the SEC and the NASD of the Joint Proxy Statement/Prospectus (as defined in Section 2.27) relating to the Parent Stockholders Meeting (as defined in Section 2.27) and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Parent Material Adverse Effect and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.4 SEC Documents; Financial Statements. As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement and other filings filed with the SEC by Parent since June 1, 2002 (collectively, the “Parent SEC Documents”) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) fairly present the financial condition and results of the Parent and its consolidated subsidiaries in all material respects as of their respective dates and for the periods indicated therein in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). All documents required to be filed as exhibits to the Parent SEC Documents have been so filed.

3.5 Absence of Certain Changes. Since May 31, 2005 (the “Parent Balance Sheet Date”) through the Effective Time, there has not occurred: (i) any change, event or condition (whether or not covered by insurance or similar indemnification agreement) that has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect, (ii) any acquisition, sale or transfer of any material asset of Parent or any of its subsidiaries, (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Parent or any revaluation by Parent of any of its or any of its subsidiaries’ assets, (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Parent, or any direct or indirect redemption, purchase or other acquisition by Parent of any of its shares of capital stock, (v) any material contract entered into by Parent or any of its subsidiaries, or any material amendment or (except by way of lapse of the term thereof) termination of, or default under, any material contract to which Parent or any of its subsidiaries is a party or by which it is bound, (vi) any action to amend or change the Certificate of Incorporation or Bylaws or equivalent organizational documents of Parent, Merger Sub 1 or Merger Sub 2, (vii) any material increase in the compensation or benefits payable or to become payable by Parent to any of its directors or employees, other than in the ordinary course of business or increases associated with merit or annual pay increases or promotions in the ordinary course of business, (viii) any transaction with any affiliate of Parent which is not a Subsidiary of Parent, or (ix) any negotiation or agreement by Parent or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Company and its representatives regarding the transactions contemplated by this Agreement and the agreements disclosed herein).

3.6 Absence of Undisclosed Liabilities. Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the Parent Financial Statements in Parent’s annual report filed for the year ended May 31, 2005 (the “Parent Balance Sheet”), (ii) those incurred in the ordinary course of business before, on or after the date of this Agreement and in the first such case not required to be set forth in the Parent Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Parent Balance Sheet Date, (iv) those incurred in connection with the execution of this Agreement and (v) those that would not reasonably be expected to result in a Parent Material Adverse Effect.

3.7 Litigation. Except as set forth in the Parent SEC Documents, as of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to Parent’s Knowledge, threatened against Parent, any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or that would reasonably be expected to have a Parent Material Adverse Effect. There is no judgment, decree or order against Parent or any of its subsidiaries, or, to Parent’s Knowledge any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Parent Material Adverse Effect.

3.8 Governmental Authorization. Parent and each of its subsidiaries, has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Parent or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Parent’s or any of its subsidiaries’ business or the holding of any such interest ((i) and (ii) herein collectively called the “Parent Authorizations”), and all of such Parent Authorizations are in full force and effect, in each case subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect.

3.9 Intellectual Property.

(a) Parent and its subsidiaries own exclusively not jointly with any other Person (free and clear of all liens and encumbrances), or are validly licensed to use in the manner currently used or proposed to be used by Parent, all (i) U.S. and foreign patents, patent applications, trademarks (whether registered or unregistered), trademark applications, trade names, domain names, fictitious business names, service marks (whether registered or unregistered), service mark applications, copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registration applications, mask work rights, mask work registration applications, trade secrets, know how, rights in data or databases, inventions and other proprietary rights and (ii) all other U.S. and foreign intellectual property rights (subsections and (i) and (ii), collectively, “Intellectual Property,” that are used in or necessary for the conduct of the business of Parent and its subsidiaries as currently conducted by Parent and its subsidiaries (including without limitation the development, manufacture, use import and sale of those products of Parent and its subsidiaries currently under development) in each case, subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor any of its subsidiaries has (i) licensed any of the software included in its Intellectual Property in source code form to any Person, or (ii) entered into any source code escrow agreements with respect to any software included in its Intellectual Property in each case, subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, the source code and system documentation relating to any software included in the Intellectual Property of Parent and its subsidiaries have at all times been maintained in confidence and have been disclosed only to employees and consultants of Parent and its subsidiaries who have a “need to know” the contents thereof in connection with their duties to Parent, Merger Sub 1 and Merger Sub 2 and its subsidiaries. Such employees and consultants have executed appropriate confidentiality agreements in connection therewith. To Parent’s Knowledge, none of the software included in the Intellectual Property of Parent or its subsidiaries contains any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses,” “worms,” “time bombs,” and/or “back doors”).

(c) To Parent’s Knowledge, there is no, nor has there been any, unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Parent or any of its subsidiaries, or any third party Intellectual Property exclusively licensed by Parent or any of its subsidiaries, by any Person, including any employee or former employee of Parent or any of its subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its subsidiaries has entered into any agreement, or otherwise has any obligation, to indemnify, defend or hold harmless any other Person against any claim of infringement or misappropriation of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements that arise in the ordinary course of business and that contain such terms as are typical for the business, services and products of Parent.

(d) Neither Parent nor any of its subsidiaries is, or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in material breach of any material license, sublicense, option or other agreement to which it is a party relating to its Intellectual Property or the valid Intellectual Property of any other Person. With respect to any license, sublicense, option or other agreement relating to the Intellectual Property of Parent or any of its subsidiaries, or any third party Intellectual Property, neither Parent nor any of its subsidiaries that is a party to any such license, sublicense, option or other agreement is in material breach thereof, and to the best of Parent’s Knowledge, no other Person that is a party to any such license, sublicense, option or other agreement is in material breach thereof.

(e) To Parent’s Knowledge, all patents and registered trademarks, service marks and copyrights held by Parent or any of its subsidiaries are valid, enforceable and subsisting. To the Parent’s Knowledge, neither Parent nor any of its subsidiaries is or has been infringing any Intellectual Property of any other Person.

Neither Parent nor any of its subsidiaries has received any written notice of any actual, alleged, possible or potential infringement of any Intellectual Property of any other Person party. Neither Parent nor any of its subsidiaries has been sued or threatened to be sued in any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any other Person. Neither Parent nor any of its subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property of Parent or any of its subsidiaries, or for breach of any license or agreement involving any Intellectual Property of Parent or any of its subsidiaries, against any third party, which is not disclosed in the Parent SEC Documents. No Intellectual Property of Parent or any of its subsidiaries is subject to any outstanding decree, order, judgment, office action or settlement agreement or stipulation that (i) restricts in any manner the use, transfer or licensing thereof by Parent or any of its subsidiaries, or (ii) may affect the validity, use or enforceability of such Intellectual Property.

(f) Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its subsidiaries has secured valid written assignments from all its consultants and employees who contributed to the invention, creation or development of Intellectual Property of Parent or any of its subsidiaries, of all right, title and interest in and to such Intellectual Property, to the extent that Parent or such Subsidiary, as applicable, does not already own such Intellectual Property by operation of law. Except as would not reasonably be expected to have a Parent Material Adverse Effect, in each case in which Parent or its subsidiaries has acquired any Intellectual Property from any Person other than its consultants and employees, Parent has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to Parent or its subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Parent or its subsidiaries have recorded in a timely manner each such assignment with the relevant Governmental Entity, including the United States Patent and Trademark Office, the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

Neither the Parent nor any of its subsidiaries are subject to any “open source” obligations or otherwise required to provide for public disclosure or general availability of source code either used or developed by the Parent or any of its subsidiaries.

3.10 Taxes.

(a) Parent, Merger Sub 1 and Merger Sub 2 and each of their respective Subsidiaries have timely filed all material Tax Returns that they were required to file and all such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns have been paid in full on a timely basis. Parent, Merger Sub 1 and Merger Sub 2 and their respective Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens for Taxes on the assets of Parent, Merger Sub 1 and Merger Sub 2 and their respective Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

(b) Parent’s audited financial statements as of May 31, 2005 reflect adequate accruals in accordance with GAAP for all material unpaid Taxes of Parent and each of its Subsidiaries through May 31, 2005, and the amounts set forth thereon as deferred Tax assets and deferred Tax liabilities have been determined in accordance with GAAP.

(c) No claim has been made by any taxing authority in any jurisdiction where Parent, Merger Sub 1 and Merger Sub 2 or any of their respective Subsidiaries does not file Tax Returns that such Parent, Merger Sub 1, Merger Sub 2 or Subsidiary is or may be subject to taxation by that jurisdiction.

(d) Neither Parent, Merger Sub 1, Merger Sub 2 nor any of their respective Subsidiaries has ever been a member of an affiliated group filing consolidated federal income Tax Returns other than the group of which Parent is the “common parent” (within the meaning of Section 1504(a) of the Code).

(e) There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing, or, to the Knowledge of Parent, orally, against or with respect to Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries in respect of any Tax Return. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Parent, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries.

(f) None of Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries has participated in a “reportable transaction,” including without limitation a “listed transaction,” within the meaning of Treasury Regulations Sections 1.6011-4(b) and 1.6011-4(b)(2), respectively, or a transaction required to be registered as a tax shelter under Code Section 6111 or the Treasury Regulations thereunder.

(g) None of Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries is a party to or bound by any tax indemnity agreement or tax sharing agreement under which Parent, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries may be liable to make any payment to any Person, and none of Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries has assumed the liability of any Person for Taxes pursuant to any contract.

(h) None of Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries is obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Code Sections 162(m) or 280G.

(i) Parent is not currently nor has it been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the five-year period ending on the date of this Agreement, and Parent does not expect to become a United States real property holding corporation prior to the Effective Time.

(j) None of Parent, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.

(k) To Parent’s Knowledge neither Parent nor any of its affiliates has taken or agreed to take any action, nor does Parent have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11 Employee Benefit Plans.

(a) The following terms shall be defined as follows:

(i) “Parent ERISA Affiliate” shall mean each trade or business, whether or not incorporated, that would be treated as a single employer with Parent under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(ii) “Parent Foreign Plan” shall mean an employee benefit plan, program, or arrangement maintained or contributed to by Parent or any ERISA Affiliate primarily for the benefit of any employee or former employee of Parent or its ERISA Affiliates employed outside the United States.

(b) Each Parent Plan which is an “employee benefit plan,” as defined in Section 3(3) of ERISA, complies in all material respects by its terms and in operation with the requirements provided by any and all statutes, orders or governmental rules and regulations currently in effect and applicable to the Parent Plan, including but not limited to ERISA and the Code.

(c) Each of the Parent Plans that is intended to qualify under Section 401(a) of the Code has been determined by the Internal Revenue Service so to qualify after January 1, 1997, or there is time remaining in which to file a request for determination or an application is pending.

(d) Each Parent Foreign Plan has been operated and administered in material accordance with its terms and with the requirements of all applicable laws. Each Parent Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of Parent, threatened with respect to any Parent Foreign Plan that would, individually, or in the aggregate, be reasonably likely to result in a Parent Material Adverse Effect.

3.12 Employee Matters.

(a) Parent and each of its subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in unfair labor practices has not had and would not be reasonably expected to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, Parent and each of its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their respective employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(b) There are no proceedings, claims, or suits pending or, to the Knowledge of Parent or any of its subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees. Neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union or organization of any such employees.

3.13 Interested Party Transactions. Neither Parent nor any of its subsidiaries is indebted to any director, officer, employee, any affiliate of Parent which is not a Subsidiary or agent of Parent or its subsidiaries (except for amounts due as normal wages and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Parent or its subsidiaries. Except as set forth on Schedule 3.13 of the Parent Disclosure Schedule, there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since May 31, 2005.

3.14 Compliance With Laws. Each of Parent and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Parent Material Adverse Effect.

3.15 Brokers’ and Finders’ Fees. Except for Banc of America Securities LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby.

3.16 Vote Required. The affirmative vote of the holders on the record date of a majority of the shares of Parent Common Stock present and voting at the Parent Stockholders Meeting (the “Parent Stockholder Approval”) is the only vote of the holders of any of Parent’s Common Stock necessary to approve this Agreement and the transactions contemplated thereby and hereby.

3.17 Board Approval. The Board of Directors of Parent has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Parent approve this Agreement and the Merger.

3.18 No Breach of Material Contracts. Except as would not have a Parent Material Adverse Effect, (i) Parent has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material breach or default in respect of any contract or agreements listed in Schedule 3.18 of the Parent Disclosure Schedule (the “Parent Material Contracts”) and (ii) each of the Parent Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Parent or, to Parent’s Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Parent Material Contract.

3.19 Joint Proxy Statement/Prospectus. The information relating to Parent included in the Registration Statement shall not, at the time the Joint Proxy Statement/Prospectus is declared effective by the SEC and at all times subsequent thereto (through and including the Effective Date), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information relating to Parent included in the Joint Proxy Statement/Prospectus shall not, on the date or dates the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Parent and the stockholders of Company, at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or omit to state a material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Parent Stockholders Meeting which has become false or misleading. If, at any time prior to the Effective Time, any event or information should be discovered by Parent which should be set forth in an amendment to the Joint Proxy Statement/Prospectus or a supplement to the Joint Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by Company which is contained in the Joint Proxy Statement/Prospectus.

3.20 Opinion of Financial Advisor. Parent has been advised orally by Banc of America Securities LLC, its financial advisor, that in such advisor’s opinion, the consideration to be paid by Parent to the holders of Company Common Stock is fair, from a financial point of view, to Parent.

3.21 Takeover Restrictions. No Takeover Statute is applicable to the Merger, except for such statutes or regulations as to which all necessary action has been taken by Parent and its Board of Directors to permit the consummation of the Merger in accordance with the terms hereof without violating or triggering any rights, obligations or restrictions thereunder.

3.22 Assets and Revenues.

(a) Parent is its own the ultimate parent entity. Parent, together will all entities controlled by Parent (i) is not engaged in manufacturing, (ii) does not have total assets of $106.2 million or more as of its most recent regularly prepared balance sheet, and (iii) does not have annual sales of $106.2 million or more as of its most recently completed fiscal year.

(b) The representations in this Section 3.22 are made solely for the purpose of determining the applicability of HSR to the transactions contemplated by this Agreement.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (except as required by law or to the extent expressly contemplated by this Agreement, Section 4.2 hereof or as consented to in writing by Parent, which consent shall not be unreasonably withheld or delayed), Company agrees:

(i) to carry on its business in the ordinary course; and

(ii) to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees and others having material business dealings with it.

(b) Company shall prepare and timely file all material Tax Returns required to be filed by Company and any Subsidiary of Company on or before the Effective Date.

4.2 Restriction on Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as required by law, as set forth in the Company Disclosure Schedule, as expressly contemplated by this Agreement or as consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), Company shall not do, cause or permit any of the following:

(a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws of Company;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock; or split, combine or reclassify any of its capital stock, except for the issuance of shares of Company Common Stock pursuant to the exercise of Company Options issued and outstanding on the date hereof, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

(c) Company Stock Option Plans. Authorize cash payments in exchange for any options or other rights granted under any of such plans;

(d) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its Material Contracts in any material respect, except in the ordinary course; provided, further, that Company shall not, except in the ordinary course, enter into any contract, commitment or agreement (i) which grants any third party exclusive rights, (ii) which provides any third party with equity, as compensation or otherwise, or (iii) with any third party which could reasonably be deemed to be a competitor of Parent;

(e) Issuance of Securities. Except with respect to the transfer of Company securities contemplated by this Agreement, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities.

(f) Intellectual Property. Transfer to any Person or entity any of its material Intellectual Property or any material rights to its material Intellectual Property other than in the ordinary course of business;

(g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

(h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its material properties or assets except for in the ordinary course;

(i) Indebtedness. Incur any indebtedness for borrowed money under existing credit lines or otherwise, guarantee any such indebtedness or guarantee any debt securities of others;

(j) Leases. Enter into any material operating lease;

(k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, and other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business, and notwithstanding the above, make any such expenditures, additions or improvements in excess of $50,000 in any one case;

(m) Other Expenses. Commit to or incur any other expenses (excluding capital expenditures which are addressed in (l) above) in an amount in excess of $50,000 in any one case;

(n) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;

(o) Termination or Waiver. Terminate or waive any right of substantial value;

(p) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, except as required under ERISA or other applicable law or except as necessary to maintain the qualified status of such plan under the Code, or hire any new director level (having an annual level of compensation in excess of $125,000) or officer level employee, or increase the annual level of compensation of any employee, or grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant, except in the ordinary course of business and in amounts consistent with past practices;

(q) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof or consistent with the Company’s severance policy described in Schedule 5.8(d);

(r) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement or any Exhibits hereto;

(s) Acquisitions. Acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets;

(t) Taxes. (i) Enter into any material closing agreement, settle any material claim or assessment in respect of material Taxes or consent to any waiver of the limitations period applicable to any claim or assessment in respect of any material Taxes; or (ii) file any election under Section 338 of the Code or corresponding provisions of applicable state law, whether as part of any Tax Return or on a “stand-alone” basis;

(u) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as may be required by GAAP or the Exchange Act;

(v) Stockholder Rights Plan. Adopt or implement any stockholder rights plan;

(w) Transactions with Non-Subsidiary Affiliates. Enter into any transaction with any affiliate of the Company which is not a Subsidiary of the Company; and

(x) Other. Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (w) above.

4.3 Conduct of Business of Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (except as required by law or to the extent expressly contemplated by this Agreement), Parent agrees:

(a) Parent agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Company), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; and

(b) Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of Company,

(i) except with respect to the issuance of Parent Common Stock contemplated by this Agreement, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Parent Common Stock pursuant to the exercise of stock options under Parent Stock Option Plans issued and outstanding on the date hereof, or other rights therefor outstanding as of the date of this Agreement, (ii) the issuance of stock options pursuant to the Parent Stock Option Plans, in each case, in the ordinary course of business; and (iii) the issuance of shares of Parent Common Stock pursuant to the Parent ESPP in the ordinary course of business.

(ii) cause or permit any amendments to the Certificate of Incorporation or Bylaws of Parent;

(iii) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock; or split, combine or reclassify any of its capital stock or except for the issuance of shares of Parent Common Stock pursuant to the exercise of Parent Options issued and outstanding on the date hereof or in the ordinary course of business, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(iv) transfer to any Person or entity any of its material Intellectual Property or any material rights to its material Intellectual Property, other than in the ordinary course of business;

(v) sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, except for in the ordinary course;

(vi) incur any indebtedness for borrowed money under existing credit lines or otherwise, guarantee any such indebtedness or guarantee any debt securities of others in excess of $250,000 in the aggregate;

(vii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets;

(viii) revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as may be required by GAAP or the Exchange Act; or

(ix) agree in writing or otherwise to take any of the actions described in Sections 4.3(b)(i) through (viii) above.

4.4 No Solicitation of Company.

(a) From and after the Execution Date and until the Effective Time or the earlier termination of this Agreement, Company and each of its subsidiaries and the officers, directors, employees, affiliates or other agents of Company and its subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) subject to the terms of Section 4.4(b) below, take any action, solicit, facilitate, encourage or engage in negotiations or discussions with, or disclose any nonpublic information relating to Company or any of its subsidiaries to, or afford access to the properties, books or records of Company or any of its subsidiaries to, any Person that has advised Company that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Company’s Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

(b) Notwithstanding Section 4.4(a) above, if an unsolicited written Takeover Proposal, or an unsolicited written expression of interest that could reasonably be expected to lead to a Takeover Proposal (and for purposes of this Section 4.4(b), the term “unsolicited Takeover Proposal or unsolicited written expression of interest” shall mean a Takeover Proposal or written expression of interest that was received other than as a result of a violation of Section 4.4(a)), shall be received by the Company or any of its advisors, then (i) to the extent the Board of Directors of Company believes in good faith (after consultation with its financial advisors) that such Takeover Proposal (or written expression of interest) could reasonably be expected to lead to a transaction more favorable to Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a “Superior Proposal”) and (ii) the Board of Directors of Company determines in good faith (after consultation with outside legal counsel) that taking action with respect to such Takeover Proposal is consistent with its fiduciary duties to its stockholders under applicable law, Company and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection with such a Takeover Proposal (or written expression of interest) information and take such other actions with respect to such Takeover Proposal (or written expression of interest) (including, but not limited to, engaging in negotiations and discussions) as are consistent with the fiduciary obligations of Company’s Board of Directors, and such actions with respect to such Takeover Proposal (or written expression of interest) shall not be considered a breach of this Section 4.4, provided that in each such event Company (A) notifies Parent in writing of such determination by the Company Board of Directors, (B) provides Parent with a true and complete copy of the Takeover Proposal (or written expression of interest) received from such third party, (C) provides Parent with all documents containing or referring to non-public information of Company that are supplied to such third party and (D) may only provide any such non-public information pursuant to a non-disclosure agreement at least as restrictive as the Confidentiality Agreement (as defined in Section 5.4). Additionally, notwithstanding the foregoing, (1) Company’s Board of Directors shall continue to recommend the Merger until such time as the Board of Directors determines, after consultation with outside legal counsel, that continuing to make such recommendation is inconsistent with its fiduciary duties to the stockholders of the Company under applicable law at which time the Company’s Board of Directors may change or withdraw its recommendation or recommend a Superior Proposal; provided that, before and as a condition to making any such determination to change or withdraw such recommendation or to recommend a Superior Proposal, Company must first notify Parent, in writing and at least seventy-two (72) hours before doing so, promptly of this intention in respect of a Superior Proposal, attaching the most current version of such proposal (or a description of all material terms and conditions thereof), and then only if Parent fails to make, within such seventy-two (72) hour period, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of Company as such Superior Proposal may the Company’s Board of Directors change or withdraw its recommendation or recommend a Superior Proposal and (2) Company shall in all events allow Company stockholders to vote on the Merger and transactions contemplated hereby, unless this Agreement shall have been earlier terminated pursuant to the provisions of Section 7.1(a)(i), (ii), (iii), (iv), (v) or (vi)(A).

(c) Company shall promptly notify Parent after receipt, but in no event later than twenty-four (24) hours from such receipt, of any Takeover Proposal or any notice that any Person is considering making a Takeover Proposal or any request for non-public information relating to Company or any of its subsidiaries or for access to the properties, books or records of Company or any of its subsidiaries by any

Person that has advised Company that it may be considering making, or that has made, a Takeover Proposal; shall keep Parent informed of the status and details of any such Takeover Proposal notice or request in all material respects; and shall provide Parent with a true and complete copy of such Takeover Proposal notice or request, if it is in writing or an oral summary thereof, if it is not in writing.

(d) For purposes of this Agreement, “Takeover Proposal” means, with respect to any Person, any offer or tender offer or proposal for, or any indication of interest in (whether written or oral), a merger or other business combination involving that Person or any of its subsidiaries or the acquisition of any significant equity interest (fifteen percent (15%)) in, or a significant portion of the assets (fifteen percent (15%) or more on a consolidated basis) of, that Person or any of its subsidiaries, other than the transactions contemplated by this Agreement.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Joint Proxy Statements/Prospectus. As promptly as practicable after the execution of this Agreement, Company and Parent shall prepare and shall use all commercially reasonable efforts to file with the SEC on or before November 11, 2005, preliminary joint proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Company and Parent and, as promptly as practicable following receipt of SEC comments thereon, Parent shall file with the SEC a Joint Proxy Statement/Prospectus on Form S-4 (or such other form or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to become effective as soon thereafter as practicable. The Joint Proxy Statement/Prospectus shall include the unanimous recommendation of the Board of Directors of Company that the stockholders of the Company vote in favor of the Merger and approve this Agreement; provided that such unanimous recommendation may be omitted or, if previously included, may be amended or withdrawn and Company’s Board of Directors shall be entitled to recommend an alternative Takeover Proposal if (i) Company’s Board of Directors believes in good faith that a Superior Proposal has been made and (ii) after consultation with its outside legal counsel, Company’s Board of Directors determines that to include such recommendation or not withdraw such recommendation if previously included or not to recommend such Superior Proposal would not be consistent with the Board’s fiduciary duties under applicable law. The Joint Proxy Statement/Prospectus shall include the unanimous recommendation of the Board of Directors of Parent that the stockholders of the Parent vote in favor of the Merger and approve this Agreement.

5.2 Meetings of Stockholders.

(a) Company shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold the Company Stockholders Meeting, as promptly as practicable, and in any event within forty-five (45) days of the Joint Proxy Statement/Prospectus being declared effective by the SEC. Company shall also consult with Parent regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting without the consent of Parent unless this Agreement is first terminated by Company pursuant to Article VII hereof. Subject to Section 5.1, Company shall use all commercially reasonable efforts to solicit from stockholders of Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the Company Stockholder Approval.

(b) Parent shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold the Parent Stockholders Meeting, as promptly as practicable, and in any event within forty-five (45) days of the Joint Proxy Statement/Prospectus being declared effective by the SEC. Parent shall also consult with Company regarding the date of the Parent Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum or to amend or supplement the proxy statement as it relates to Company) the Parent

Stockholders Meeting without the consent of Company unless this Agreement is first terminated by Company pursuant to Article VII hereof. Parent shall use all commercially reasonable efforts to solicit from stockholders of Parent proxies in favor of the Merger and shall take all other action necessary or advisable to secure the Parent Stockholder Approval.

5.3 Access to Information; Disclosure Schedule Updates.

(a) Each of Parent and Company shall afford the other such party and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of such party’s (and each party’s respective Subsidiaries’) properties, books, contracts, commitments, records and Tax Returns and (ii) all other information concerning the business, properties and personnel of such party as such other party may reasonably request. Company agrees to provide to Parent and its accountants, counsel and other representatives and Parent agrees to provide to Company and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

(b) No information or knowledge obtained in any investigation or notice after the Execution Date pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. Additionally, during the period from the date hereof and prior to the Effective Time, each party shall promptly notify the other party in writing of:

(i) the discovery of any event, condition, fact or circumstance that (A) occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by such party in this Agreement or any other agreement contemplated hereby or (B) would reasonably be expected to constitute a Material Adverse Effect with respect to that party;

(ii) any breach of any covenant or obligation by such party;

(iii) any event, condition, fact or circumstance that may make the timely satisfaction of any of the covenants or conditions set forth in this Article V or Article VI impossible or unlikely;

(iv) any notice or other communication from any Person alleging that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement;

(v) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(vi) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to the representations and warranties of that party in this Agreement, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

5.4 Confidentiality. The parties acknowledge that Parent and Company have previously executed a Mutual Non-Disclosure Agreement dated April 14, 2004 (the “Non-Disclosure Agreement”), a copy of which is attached hereto as Exhibit E, which Non-Disclosure Agreement shall continue in full force and effect in accordance with its terms.

5.5 Public Disclosure.

(a) Company and Parent shall consult with each other before issuing any press releases or otherwise make any public statements or make any other public (or non-confidential) disclosures (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue a press release or make any statements or disclosures without prior consultation with the other, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

(b) Before any Merger Communication of Parent, Company or any of their respective “participants” (as defined in Rule 165 of the Securities Act or Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Parent, Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any officer, senior manager, key employee or advisor of Parent, Company or any such participant, as applicable, as a script in discussions or meetings with any such third parties, Parent or Company, as the case may be, shall (or shall cause any such participant to) provide the other such party and its counsel with a reasonable opportunity to review any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the Exchange Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. Parent, Merger Sub 1, Merger Sub 2 or Company, as applicable, shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a holder of Company Stock, could reasonably be deemed to constitute either (x) an offer to sell Parent Stock or a solicitation of an offer to buy Company Common Stock or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

5.6 FIRPTA. Company shall, on or prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form attached hereto as Exhibit G, which states that shares of capital stock of Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Company shall have provided to Parent, as agent for Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form attached hereto as Exhibit G, along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger.

5.7 Employee Benefit Plans.

(a) Immediately prior to the Effective Time, each outstanding Company Option shall become fully vested and exercisable. At the Effective Time, each Company Option shall terminate and shall not be assumed by the Parent. Parent, Merger Sub 1, Merger Sub 2 and the Company shall take all actions necessary to permit each holder of a Company Option to exercise his or her Company Options prior to the Effective Time for all of the shares subject to such options that are then vested and that will become vested pursuant to this Section 5.7(a). Prior to the Effective Time, the Company’s Board of Directors shall adopt any resolutions and take any actions that are necessary to effectuate this Section 5.7(a). At the Effective Time, the Company agrees to (a) effect the termination of all Company Options outstanding at the Effective Time and (b) effect the termination of the Company Stock Option Plans. Company shall take all actions necessary to allow and facilitate, and ensure that the Company’s Stock Option Plans allow, optionholders to use broker-assisted same day sale and exercise and “net exercise” mechanisms to exercise their options and notify optionholders that they may use these mechanisms to exercise their options

(b) The Company shall take all actions necessary to cause all outstanding purchase rights under the Company ESPP to be exercised upon the earlier of (i) the next scheduled purchase date under the Company ESPP, or (ii) no later than 3 business days prior to the Effective Time, and each participant in the Company ESPP shall accordingly be issued shares of Company Common Stock at that time which shall be converted into shares of Parent Common Stock in the Merger. The Company shall take all actions necessary to terminate the Company ESPP as of such exercise date, and no purchase rights shall be subsequently granted or exercised under the Company ESPP. Employees of Company and other Members of the Controlled Group who become employees of Parent or any of its subsidiaries as of the Effective Time shall be permitted to participate in the Parent ESPP commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with the Company or affiliate of the Company to the extent permitted by applicable law and applicable tax qualification requirements).

(c) Prior to the Effective Time, the Board of Directors of Parent and the Company, or an appropriate committee of non-employee directors thereof, shall each adopt a resolution consistent with the interpretative guidance of the SEC so that the acquisition of Parent Stock in exchange for outstanding shares of Company Stock held by any officer or director of Company who may become a covered person of Parent for purposes of Section 16 of the 1934 Act shall be an exempt transaction for purposes of Section 16 of the 1934 Act.

(d) Company shall, immediately prior to the Closing Date, terminate its 401(k) Plan, 1999 Stock Incentive Plan, 1995 Stock Incentive Plan, and 1999 Director Plan and any other Plans requested by Parent. Company shall reasonably cooperate with Parent, at or after the Closing Date, to terminate its welfare benefit plans, including STD, LTD, Life and AD&D Insurance Plans, Health Insurance Plan, Dental Insurance Plan, Flexible Spending Plan, Hyatt Premier Legal Plan, MetPay Insurance Program in a manner that does not cause a gap in coverage for persons covered under those Plans. Company shall provide to Parent a copy of the resolutions by the Board of Directors of Company effecting such terminations.

(e) With respect to any of the Company’s employees who become employees of Parent and/or the Surviving Company on and after the Closing Date (“Company Employees”), Parent agrees that on the day after the Closing Date, the Company Employees shall be eligible to participate in the vacation, sick time and other fringe benefits, including ERISA welfare benefit and pension benefit plans made available by Parent and its affiliates to their similarly situated employees and, to the extent permitted by applicable law and applicable tax qualification requirements and subject to any generally applicable break in service or similar rules, shall amend such ERISA welfare benefit and pension benefit plans as necessary to give full credit for eligibility, vesting and benefits (but not for benefit accruals under defined benefit plans) for each Company Employee’s period of service with the Company or any of its Subsidiaries.

(f) In connection with coverage of each of the Company Employees under any of the ERISA welfare benefit plans made available by Parent and its affiliates to their employees, Parent agrees, subject to the approval of any insurance carrier and to the extent consistent with applicable law, to undertake commercially reasonable efforts to cause each such plan to (i) waive any preexisting conditions, waiting periods and actively at work requirements under such plans, and (ii) cause such plans to honor any expenses incurred by such Company Employees and their beneficiaries under similar plans of the Company during the portion of the calendar year prior to the Closing Date for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses; provided, however, that, as a precondition on Parent’s obligation to provide such credit, Company shall have first provided a complete and accurate listing of such expenses incurred by the Company Employees from January 1, 2005 (or, if earlier, the first day of the applicable plan year) through the date on which their participation in such plan commences. References in this Section 5.7(f) to a benefit with respect to a Company Employee shall include, where applicable, benefits with respect to any eligible dependents and beneficiaries of such Company Employee under the terms of the relevant employee benefit policy, plan, arrangement, program, practice or agreement.

5.8 D&O Indemnification and Insurance. Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a) The Surviving Company shall indemnify and hold harmless the present and former officers and directors of Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other applicable laws or provided under Company’s certificate of incorporation and bylaws in effect on the date hereof (the

“Indemnification Provisions”); provided that such indemnification shall be subject to any limitation imposed from time to time under the Indemnification Provisions.

(b) For six years after the Effective Time, the Surviving Company shall provide officers’ and directors’ liability insurance (with carriers at least substantially comparable to in claims paying rating to Company’s existing carriers) in respect of acts or omissions occurring at or prior to the Effective Time covering each Indemnified Person on terms substantially similar to those of Company’s policy in effect on the date hereof; provided that, in satisfying its obligation under this Section 5.8(b), the Surviving Company shall not be obligated to pay an aggregate premium in excess of $1.2 million.

(c) If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 5.8.

(d) The rights of each Indemnified Person under this Section 5.8 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of Company or any of its subsidiaries, or under Delaware Law or any other applicable laws or under any agreement of any Indemnified Person with the Company or any of its subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(e) The Limited Liability Company Agreement of the Surviving Company shall contain provisions no less favorable with respect to indemnification than are set forth in Company’s Certificate of Incorporation and its Bylaws, as the same may exist on the date of this Agreement.

(f) This Section 5.8 shall survive the consummation of the Merger, is intended to benefit the Surviving Company and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Company and Parent, and shall be enforceable by the Indemnified Parties. Parent hereby guarantees to each person to whom the Surviving Company has obligations under this Section 5.8 that the Surviving Company will fulfill those obligations and agrees that each of the persons is an intended beneficiary of that guarantee and has the right to enforce it against Parent, with regard to himself or herself.

5.9 Employment Matters; Ancillary Agreements. On the Execution Date, each of the employees listed on Schedule 5.9 (“Key Employees”) entered into (i) a Non-competition and Non-solicitation Agreement in substantially the form attached hereto as Exhibit H; and (ii) an employment offer letter with Parent (each an “Offer Letter” and collectively the “Offer Letters”).

5.10 NASDAQ Quotation. Parent shall use commercially reasonable efforts to cause the shares of Parent Stock to be issued in connection with the Merger to be approved for quotation on Nasdaq, subject to official notice of issuance.

5.11 Rule 145 Affiliate Agreement. Attached as Schedule 5.11 to this Agreement is a list of all Persons who are, to the Company’s knowledge, affiliates of the Company for purposes of Rule 145 under the Securities Act. Prior to the effectiveness of the Registration Statement, the Company shall deliver or cause to be delivered an executed Rule 145 affiliate agreement in the form attached hereto as Exhibit F from each of the persons listed on Schedule 5.11. Parent shall place the appropriate Rule 145 legend on the stock certificates representing Parent Common Stock issued in the Merger to such affiliates. Parent shall use its reasonable efforts to remove such legends promptly when such legends are no longer required by applicable legal requirements.

5.12 Treatment as Reorganization. Neither Company nor Parent shall take any action prior to or following the Closing that would cause the merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Company and Parent shall cooperate in obtaining the opinions referred to in Sections 6.2(d) and 6.3(e) hereof, including using reasonable efforts to provide counsel with the representation letters also described in Sections 6.2(d) and 6.3(e).

5.13 Takeover Statutes. If any Takeover Statute shall become applicable to the transaction contemplated hereby, Parent and Company and the members of their respective Board of Directors shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation in the transaction contemplated hereby, except, in each such case, to the extent consistent with the fiduciary duties of the Board of Directors of Company under applicable law after consultation with outside counsel.

5.14 Notices. Company shall give all notices and other information required to be given to the employees of Company, any collective bargaining unit representing any group of employees of Company, if applicable, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, COBRA and other applicable law in connection with the transactions provided for in this Agreement.

5.15 Commercially Reasonable Efforts and Further Assurances. Each of the parties to this Agreement shall use all commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

5.16 Board Appointment; Resignation of Directors. Parent shall take such action as required to appoint Leon Navickas and Douglas Ferguson to Parent’s Board of Directors effective upon the Closing. Mr. Navickas shall enter into a side letter with respect to his appointment to the Parent’s Board of Directors, with terms mutually agreeable to Parent and Mr. Navickas. Parent and Company shall mutually agree before Closing to the appointment of one additional director of Parent’s Board of Directors for a total of seven (7) board members. The Company shall use its best efforts to obtain and deliver to Parent prior to the Closing the resignation of each director of the Company.

5.17 Novation.

(a) The parties agree that novation agreements should not be necessary, but recognize that, in accordance with certain statutes and regulations, including the Federal Acquisition Regulation (“FAR”) 42.1200 et seq., a Governmental Entity may, through the appropriate contracting officer, require Parent and/or the Surviving Company to enter into a novation agreement or other form of approval for the full transfer and assignment of the contracts between the Company and such Governmental Entity to Parent and/or the Surviving Company and that an application for novation or other approvals will not be made until after the execution of this Agreement and may take a substantial amount of processing time.

(b) Promptly following the execution of this Agreement, if any contracting officer requests novation of contracts between the Company and any Governmental Entity, the parties shall cooperate in an attempt to establish that a novation is not necessary in light of the nature of this transaction. If unsuccessful in persuading the contracting officer, however, each party shall promptly complete its respective portion of the documentation required for novation of each contract with any Governmental Entity pursuant to FAR Subpart 42.12, including FAR 42.1204(b), 42.1204(e) and 42.1204(f) as well as by reasonable request of the Governmental Entity, and the Parent shall deliver its portion to Company. Company shall promptly submit the required documentation to the appropriate contracting officer and provide a copy thereof to Parent. Each party will thereafter, promptly and in coordination with the other party, respond appropriately to any requests from the contracting officer for additional information or documentation relating to such novation or other approval. Each party shall keep the other fully informed, on a current and timely basis, as to the progress of the novation or other approval process and provide copies of all letters, correspondence, and other material documents to or from the Governmental Entity with respect thereto.

5.18 EdiSync Litigation. Company shall not settle any claims, including claims for patent infringement, brought by EdiSync Systems LLC and/or its affiliates (collectively, “EdiSync”) unless (i) Parent approves the terms of such settlement and (ii) such settlement provides for aggregate payments by the Company to EdiSync (whether characterized as settlement payments, license fees, royalties or otherwise) of no more than $100,000.

ARTICLE 6

CONDITIONS TO THE MERGER

No party may refuse to close the Merger and the transactions contemplated hereunder if any condition remains unsatisfied where such party’s failure to fulfill its obligations under this Agreement shall have been the cause of, or resulted in, the condition not being satisfied.

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

(a) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Joint Proxy Statement/Prospectus. The SEC shall have declared the Joint Proxy Statement/Prospectus effective in accordance with the provisions of the Securities Act, and the Joint Proxy Statement/Prospectus shall be effective at the Effective Time, and no stop order suspending effectiveness of the Joint Proxy Statement/Prospectus shall have been issued, no action, suit, proceedings or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued to the Company stockholders in connection with the Merger shall have been received.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting Parent’s business following the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken by any Governmental Entity, or any applicable statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued in response to a third party (other than a Governmental Entity) action, each party agrees to use all commercially reasonable efforts to have such injunction or other order lifted.

6.2 Additional Conditions to Obligations of Company. The obligations of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent in this Agreement shall be true and correct in all respects (disregarding for this purpose all qualifications therein to materiality or Parent Material Adverse Effect) on and as of the Effective Time as though such representations and warranties were made on and as of such time or, in the case of representations and warranties of Parent which speak as of an earlier date, shall be true and correct as of such earlier date, except where the failure to be true and correct has not had, and would not reasonably be expected to result in, whether individually or in the aggregate, a Parent Material Adverse Effect and (ii) Parent shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent as of the Effective Time.

(b) Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by an authorized officer (acting in his or her capacity as an officer, and in no event in his or her individual capacity) to the effect set forth in Section 6.2(a), substantially in the form attached hereto as Exhibit I-2.

(c) No Parent Material Adverse Effect. There shall not have occurred any change, event or effect, nor shall any fact or circumstance have arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a Parent Material Adverse Effect.

(d) Tax Opinion. Company shall have received from Foley Hoag LLP or another law firm acceptable to Parent an opinion, in form and substance reasonably satisfactory to Company, dated on or about the Closing Date substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing on the Closing Date, the Merger and the Second Step Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Company and Parent will be treated as a party thereto within the meaning Code Section 368(b), and such opinion shall not have been withdrawn. In rendering such opinion, Foley Hoag LLP may require, and to the extent they deem appropriate, may rely upon, representations made in certificates of officers of Parent and Company. The parties specifically acknowledge and agree that they shall make such reasonable representations as may be requested by Foley Hoag LLP for the purpose of rendering such opinions and that such certificates shall contain, without limitation, the representations set forth in Exhibits J-1 and J-2 hereto.

(e) NASDAQ Quotation. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ, subject to official notice of issuance.

6.3 Additional Conditions to the Obligations of Parent. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Company in this Agreement shall be true and correct in all respects (disregarding for this purpose all qualifications therein to materiality or Company Material Adverse Effect) on and as of the Effective Time as though such representations and warranties were made on and as of such time and or, in the case of representations and warranties of Company which speak as of an earlier date, shall be true and correct as of such earlier date, except where the failure to be true and correct has not had, and would not reasonably be expected to result in, whether individually or in the aggregate, a Company Material Adverse Effect and (ii) Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

(b) Certificate of Company. Parent shall have been provided with a certificate executed on behalf of Company by an authorized officer (acting in his or her capacity as an officer, and in no event in his or her individual capacity) to the effect set forth in Section 6.3(a), substantially in the form attached hereto as Exhibit I-1.

(c) No Company Material Adverse Effect. There shall not have occurred any change, event or effect, nor shall any fact or circumstance have arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a Company Material Adverse Effect.

(d) FIRPTA Certificate. Parent shall have received a properly executed FIRPTA Notification Letter and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger in accordance with Section 5.6 hereof.

(e) Tax Opinion. Parent shall have received from Morrison & Foerster LLP or another law firm acceptable to Company an opinion, in form and substance reasonably satisfactory to Parent, dated on or about the Closing Date substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing on the Closing Date, the Merger and the Second Step Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Company and Parent will be treated as a party thereto within the meaning Code Section 368(b), and such opinion shall not have been withdrawn. In rendering such opinion, Morrison & Foerster LLP may require, and to the extent they deem appropriate, may rely upon, representations made in certificates of officers of Parent and Company. The parties specifically acknowledge and agree that they shall make such reasonable representations as may be requested by Morrison & Foerster for the purpose of rendering such opinions and that such certificates shall contain, without limitation, the representations set forth in Exhibits J-1 and J-2 hereto.

(f) Consents. Parent shall have received duly executed copies of consents or waivers (“Consents”) of each of the counterparties to the agreements set forth on Schedule 6.3(f) to provide for the continuation in full force and effect of such agreement, without any breach or violation caused by the Merger, in each case, in form and substance reasonably satisfactory to Parent; or in the event that such Consent is not obtained in respect of any such agreement, technology with substantially similar functionality available at substantially similar cost shall be incorporated prior to the Effective Time in commercially available versions of the Company products that presently contain the technology subject to the agreement.

(g) Appraisal Rights. At the Effective Time, holders of less than ten percent (10%) in the aggregate of Company Common Stock shall have appraisal rights which have not been waived.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination.

(a) At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company, this Agreement may be terminated:

(i) by mutual written consent duly authorized by each party’s Board of Directors;

(ii) by either Parent or Company, if the Closing shall not have occurred on or before March 1, 2006 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this Section 7.1(a)(ii) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(iii) by Parent, if the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing in response to a Takeover Proposal;

(iv) by Company, if Parent shall breach any representation, warranty, obligation or agreement hereunder which breach results in a Parent Material Adverse Effect and such breach shall not have been cured within fifteen (15) days following receipt by Parent of written notice from Company of such breach, provided that the right to terminate this Agreement by Company under this Section 7.1(a)(iv) shall not be available to Company where Company is at that time in breach of this Agreement;

(v) by Parent, if Company shall breach any representation, warranty, obligation or agreement hereunder which breach results in a Company Material Adverse Effect and such breach shall not have been cured within fifteen (15) days following receipt by Company of written notice from Parent of such breach, provided that the right to terminate this Agreement by Parent under this Section 7.1(a)(v) shall not be available to Parent where Parent is at that time in breach of this Agreement; or

(vi) by either Parent or Company if (A) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, or (B) Parent Stockholder Approval or Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders of that Person or at any adjournment thereof.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part, of Parent, Merger Sub 1, Merger Sub 2 or Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from (i) the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement or (ii) failure of either party to fulfill a condition to the performance of the obligations of the other party, in which case any such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of that breach or failure; provided that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

7.3 Expenses and Termination Fees.

(a) Subject to subsections (b) and (c) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense. In addition, Parent and Company shall each pay fifty percent (50%) of the filing fees for (i) the Registration Statement and Joint Proxy/Prospectus, (iii) the NASDAQ Notification Form, (iv) such other consents, authorizations, filings, approvals and registrations which are necessary to complete the transactions contemplated by this Agreement.

(b) If this Agreement is terminated by Company pursuant to Section 7.1(a)(vi)(B) due to a failure to obtain Parent Stockholder Approval, then Parent shall pay $1,798,625 (the “Termination Fee”) to Company within fifteen (15) business days of said termination.

(c) If this Agreement is terminated by Parent pursuant to Section 7.1(a)(iii) or 7.1(a)(vi)(B) due to a failure to obtain Company Stockholder Approval, then Company shall pay to Parent the Termination Fee within fifteen (15) business days of said termination.

7.4 Amendment. The parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto (with the approval of the Boards of Directors of such parties; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Company shall not (i) alter or change the amount or kind of Merger Consideration, or (ii) alter or change any of the terms and conditions of the Agreement, if such alteration or change would materially adversely affect the holders of Company Common Stock.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party granting such waiver or extension.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality), Section 5.5 (Public Disclosure), Section 5.7 (Employee Benefit Plans) Section 5.8 (D&O Insurance and Indemnification), Section 5.11 (Treatment as Reorganization), Section 5.14 (Commercially Reasonable Efforts and Further Assurances), Section 7.3 (Expenses and Termination Fees), Section 7.4 (Amendment) and this Article VIII shall survive the Effective Time.

8.2 Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by facsimile, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be deemed to be have been delivered and will be effective: (i) upon receipt if hand delivered, (ii) if sent by facsimile, upon confirmation of successful transmission to the specified facsimile number if sent between 9 a.m. and 5 p.m., local time of the recipient, on any Business Day, and as of 9 a.m. local time of the recipient on the next Business Day if sent at any other time, (iii) five Business Days after mailing if sent by mail, or (iv) one Business Day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 8.2:

(a)    if to Parent, to:

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California 94065-1166

Attention: Peter E. Williams III

Facsimile No.: (650) 581-2581

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304-1018

Attention: Paul “Chip” L. Lion III, Esq.

Facsimile No.: (650) 494-0792

(b)    if to Company, to:

Centra Software, Inc.

430 Bedford Streeet

Lexington, Massachusetts 02420

Attn: Leon Navickas

Facsimile No.: (781) 994-9004

with a copy to:

Foley Hoag LLP 155

Seaport Boulevard

Boston, Massachusetts 02210-2600

Attention: Gerard O’Connor, Esq.

Facsimile: (617) 832-7000

The term “Business Day” as used in this Section 8.2 shall mean any day other than Saturday, Sunday or a day on which banking institutions are not required to be open in The Commonwealth of Massachusetts.

8.3 Interpretation; Certain Definitions. When a reference is made in this Agreement to Exhibits, such reference shall be deemed to be to an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the Execution Date. The term “Person” shall mean any corporation, partnership, individual, trust, unincorporated association or other entity or Group (within the meaning of Section 13(d)(3) of the Exchange Act). The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “subsidiary” or “subsidiaries” shall mean, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

8.4 Counterparts; Facsimile Delivery. This Agreement may be executed in one or more counterparts and delivered by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Parties in Interest. This Agreement, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Ancillary Agreements, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as set forth in Sections 1.6(a), (b) and (d)-(i), 1.7, 1.9, 1.10, 5.8, 5.9 and 5.10.

8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any federal or state court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.11 Certain Interpretations and Definitions.

(a) In this Agreement, any reference to:

(i) any event, change, condition or effect being “material” with respect to any entity or group of entities means any event, change, condition, circumstance or effect that is material to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole;

(ii) a party’s “knowledge” means actual knowledge of such party’s officers and directors;

(iii) a party conducting its business or other affairs or taking any action in the “ordinary course of business” (or in the “ordinary course”) means that such an action taken by or on behalf of such party shall not be deemed to have been taken in the “ordinary course of business” (or in the “ordinary course”) unless: (a) such action is consistent with such party’s past practices in all material respects and is taken in the ordinary course of such party’s operations and (b) such action is not required to be authorized by such party’s stockholders;

(iv) a “material breach” or a “material default” of or under any agreement, contract or like arrangement by a party means the occurrence of any inaccuracy in or breach of, or any failure to comply with or perform, a representation, warranty, covenant, obligation or other provision of such agreement, contract or like arrangement, if such inaccuracy or failure, in any way, materially and adversely would affect the value of, or such party’s rights, title or interest in, any of its assets or property, or its rights and obligations under such agreement, contract or arrangement; and

(v) the term “Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in the market price or trading volume of Company’s stock after the date hereof; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries as a whole in which Company participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Company or any of its subsidiaries has material operations or sales; or (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; and provided, further, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (x) any change in the market price or trading volume of Parent’s stock after the date hereof; (y) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (z) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries as a whole in which Parent participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Parent or any of its subsidiaries has material operations or sales; or (aa) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of, or the taking of any action required by, this Agreement.

8.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, Company, Parent, Merger Sub 1 and Merger Sub 2 have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

“Company”

CENTRA SOFTWARE, INC.

By:	/s/ LEON NAVICKAS
Leon Navickas Chief Executive Officer

“Parent”

SABA SOFTWARE, INC.

By:	/s/ BOBBY YAZDANI
Bobby Yazdani Chief Executive Officer

“Merger Sub 1”

SPRUCE ACQUISITION CORPORATION

By:	/s/ BOBBY YAZDANI
Bobby Yazdani Chief Executive Officer

“Merger Sub 2”

SPRUCE ACQUISITION, LLC

By:	/s/ BOBBY YAZDANI
Bobby Yazdani Chief Executive Officer

ANNEX B

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of the 5th day of October, 2005 by and among Saba Software, Inc., a Delaware corporation (“Parent”), and the undersigned holders of common stock of Centra Software, Inc., a Delaware corporation (the “Company”), $0.001 par value (“Company Common Stock”), listed on the Schedule of Stockholders attached hereto as Schedule A (individually referred to herein as a “Stockholder,” and collectively referred to herein as the “Stockholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

A. Parent, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”), and the Company have concurrently herewith entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), pursuant to which (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “First Step Merger”), and (ii) immediately after the effective time of the First Step Merger, the Company, as a wholly-owned subsidiary of Parent, will be merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the “Second Step Merger”).

B. Upon the consummation of the First Step Merger and in connection therewith, each Stockholder will become an owner of shares of common stock of Parent.

C. In order to induce Parent to enter into the Merger Agreement, Parent, Merger Sub 1 and Merger Sub 2 have requested that each of the Stockholders, and each of the Stockholders has agreed to, enter into this Agreement.

D. Each Stockholder beneficially owns the number of shares of Company Common Stock and options to purchase Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto as of the date hereof, and Parent, Merger Sub 1, Merger Sub 2 and each Stockholder wish to bind each Stockholder to vote such number of shares of Company Common Stock so owned by such Stockholder as contemplated herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

1. Agreement to Retain Shares.

1.1 Agreement to Retain Shares. Each Stockholder agrees not to transfer (except as may be specifically required by court order, by operation of law or as a distribution to members of such Stockholder (a “Permitted Transferee”)), sell, exchange, pledge or otherwise dispose of or encumber such Stockholder’s Shares (as defined below) or deposit any of such Stockholder’s Shares into a voting trust or grant a proxy (except for a Proxy (as defined below)) or to make or accept any offer or other agreement relating thereto, at any time prior to the Expiration Date (as defined below), unless the Permitted Transferee of such Stockholder’s Shares agrees in writing to be bound by the terms hereof. Each Stockholder agrees and consents to the entry of stop transfer instructions by the Company consistent with the terms of this Section 1 against the transfer of any of such Stockholder’s Shares. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement. As used herein, the term “Shares” shall mean all issued and outstanding shares of Company Common Stock owned of record or beneficially by Stockholder or over which Stockholder exercises voting power, in each case, as of the record date for persons entitled (i) to receive notice of, and to vote at, the meeting of the stockholders of Company called for the purpose of voting on matters referred to in section 2.1, or (ii) to take action by written consent of the stockholders of Company with respect to the matters referred to in Section 2.1, all other securities of Company (including all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by the Stockholder as of the date of this Agreement; and all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Company are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger. Stockholder agrees that any shares of capital stock of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or over which Stockholder exercises voting power after the execution of this Agreement and prior to the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Company are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger, shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

2. Voting.

2.1 Agreement to Vote Shares. Each Stockholder hereby agrees to appear, or cause the holder of record (the “Record Holder”) of any shares of Company Common Stock included in such Stockholder’s Shares on any applicable record date to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of the stockholders of the Company and at any adjournment thereof and on every action or approval by written consent or resolution of the stockholders of the Company for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a “Meeting”). Prior to the Expiration Date, at every Meeting, each Stockholder shall vote or cause the Record Holder to vote, such Shares:

(a) in favor of approval of the First Step Merger and the Merger Agreement and the transactions contemplated thereby, and any matter that could reasonably be expected to facilitate the First Step Merger; and

(b) against any action which would, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the First Step Merger or any of the other transactions contemplated by the Merger Agreement, including, but not limited to, a Takeover Proposal (as defined in the Merger Agreement).

Stockholder further agrees not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, any provision contained in this Section 2.1.

2.2 Obligations as Director and/or Officer. If at any time prior to the Expiration Date, a Stockholder (or any affiliate of Stockholder) is a member of the board of directors of the Company (“Director”) or an officer of the Company (“Officer”), nothing in this Agreement shall be deemed to limit or restrict such Stockholder’s ability to act or vote in his or her capacity as a Director or Officer in any manner he or she so chooses, it being agreed and understood that this Agreement shall apply to such Stockholder solely in his or her capacity as a stockholder of the Company and shall not apply to his or her actions, judgments or decisions as a Director or Officer.

3. Irrevocable Proxy. Promptly after the execution of this Agreement, each Stockholder shall execute and deliver to Parent a duly executed proxy in a form reasonably acceptable to Parent (a “Proxy”) with respect to each and every Meeting or action or approval by written consent or resolution of the stockholders of the Company, such Proxy to cover the total number of such Stockholder’s Shares held of record at any such meeting or in connection with any such written consent which calls for the vote of the stockholders of the Company to approve the First Step Merger, the Merger Agreement, the transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the First Step Merger.

4. Representations, Warranties and Covenants of Each Stockholder. Each Stockholder hereby represents, warrants and covenants to Parent as follows:

4.1 Stockholder is the beneficial owner of the number of Shares and options to purchase Shares listed opposite his, her or its name on Schedule A. The number of Shares set forth on Schedule A are the only Shares beneficially owned by Stockholder and, except as set forth on Schedule A, Stockholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of Company and has no other interest in or voting rights with respect to any securities of Company. As of the date hereof, except as set forth on the signature page hereto, (i) such Stockholder’s Shares are free and clear of any liens, claims, options, charges or other encumbrances, (ii) none of such Stockholder’s Shares are deposited into a voting trust with voting instructions inconsistent with any of the provisions of Section 2; and (iii) other than a Proxy, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of such Stockholder’s Shares that is inconsistent with any of the provisions of Section 2.

4.2 Stockholder has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and a Proxy, and to perform its obligations hereunder and thereunder. This Agreement has been (and a Proxy will be) duly executed and delivered by such Stockholder and constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 The execution and delivery of this Agreement and a Proxy by such Stockholder do and will not, and the performance of this Agreement and a Proxy by such Stockholder will not result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (as defined in the Merger Agreement) (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of such Stockholder’s Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of his, her or its affiliates or properties is or may be bound or affected.

4.4 Subject to and without limiting in any respect, Section 2.2, Stockholder shall not advise or counsel or seek to advise or counsel any Person to vote against the First Step Merger, any of the other transactions contemplated by the Merger Agreement, or any matter that could reasonably be expected to facilitate the First Step Merger.

5. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

5.1 Parent has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

7. Miscellaneous.

7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Stockholder as a stockholder of the Company only with respect to the specific matters set forth herein.

7.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of any Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and each Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

7.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to a Stockholder, at the address set forth below such Stockholder’s signature on the signature page hereto with a copy to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02110

Attention: Robert L. Birnbaum, Esq.

Facsimile: (617) 832-7000

(b) If to Parent:

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, CA 94065-1166

Attention: Peter E. Williams III, Esq., Chief Financial Officer

Facsimile: (650) 581-2581

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1010

Attention: Paul “Chip” L. Lion III, Esq.

Facsimile: (650) 494-0792

or to such other address as any party hereto may designate for itself by notice given as herein provided.

7.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of laws.

7.7 Entire Agreement. This Agreement and each Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

7.8 Counterparts; Delivery by Facsimile. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. This Agreement may be delivered by facsimile.

7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

7.10 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by each Stockholder and Parent in this Agreement shall survive until, but terminate at, the Expiration Date.

7.11 Waiver of Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the First Step Merger or any related transaction that each such Stockholder or any other Person may have by virtue of the ownership of any Shares.

7.12 Non-Exclusivity. The rights and remedies of Parent or any Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which either Parent or any Stockholder may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and each Stockholder under this Agreement, and the obligations and liabilities of Parent and each Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit Parent’s obligations or any Stockholder’s obligations, or the rights or remedies of Parent or any Stockholder, under any agreement between Parent and any Stockholder, and nothing in any such agreement shall limit any of Parent’s or any Stockholder’s obligations, or any of the rights or remedies of Parent or any Stockholder, under this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PARENT

SABA SOFTWARE, INC.

By:
Name:
Title:

STOCKHOLDER [NAME]

(Signature)

(Print Name)

(Print Address)

(Print Address)

(Print Telephone Number)

(Print Facsimile Number)

(Social Security or Tax I.D. Number)

Number of shares of Company beneficially owned by Stockholder on the date of this Agreement:

Common Stock:	shares of Company Common Stock
Stock Options:

Signature Page to Company Stockholder Voting Agreement

SCHEDULE A

SCHEDULE OF STOCKHOLDERS

Name of Stockholder	Shares of Common Stock	Stock Options
Leon Navickas	1,585,000	1,490,000

Criterion Capital Management, LLC	1,736,900	0

John Walsh, Jr.	16,241	495,000

Richard Cramer	21,100	425,000

Robert Hult	0	60,000

Leonard Kawell, Jr.	0	50,000

Douglas Ferguson	1,000	50,000

Ronald Benanto	0	50,000

Michelle Caggiano	0	191,400

Ewan Marwell	0	40,000

Martin Deise	0	200,000

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of the 5th day of October, 2005 by and among Centra Software, Inc., a Delaware corporation (the “Company”), and the undersigned holders of common stock of Saba Software, Inc., a Delaware corporation (“Parent”), $0.001 par value (“Parent Common Stock”), listed on the Schedule of Stockholders attached hereto as Schedule A (individually referred to herein as a “Stockholder,” and collectively referred to herein as the “Stockholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

A. Parent, Spruce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub 2”), and the Company have concurrently herewith entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), pursuant to which (i) Merger Sub 1 will merge with and into the Company, with the Company as the surviving corporation (the “First Step Merger”), and (ii) immediately after the effective time of the First Step Merger, the Company, as a wholly-owned subsidiary of Parent, will be merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the “Second Step Merger”).

B. In order to induce the Company to enter into the Merger Agreement, the Company has requested that each of the Stockholders, and each of the Stockholders has agreed to, enter into this Agreement.

C. Each Stockholder beneficially owns the number of shares of Parent Common Stock and the options to purchase Parent Common Stock set forth opposite such Stockholder’s name on Schedule A hereto as of the date hereof, and the Company and each Stockholder wish to bind each Stockholder to vote such number of shares of Parent Common Stock so owned by such Stockholder as contemplated herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

1. Agreement to Retain Shares.

1.1 Agreement to Retain Shares. Each Stockholder agrees not to transfer (except as may be specifically required by court order, by operation of law or as a distribution to members or partners of such Stockholder (a “Permitted Transferee”)), sell, exchange, pledge or otherwise dispose of or encumber such Stockholder’s Shares (as defined below) or deposit any of such Stockholder’s Shares into a voting trust or grant a proxy (except for a Proxy (as defined below)) or to make or accept any offer or other agreement relating thereto, at any time prior to the Expiration Date (as defined below), unless the Permitted Transferee of such Stockholder’s Shares agrees in writing to be bound by the terms hereof. Each Stockholder agrees and consents to the entry of stop transfer instructions by Parent consistent with the terms of this Section 1 against the transfer of any of such Stockholder’s Shares. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement. As used herein, the term “Shares” shall mean all issued and outstanding shares of Parent Common Stock owned of record or beneficially by Stockholder or over which Stockholder exercises voting power, in each case, as of the record date for persons entitled (i) to receive notice of, and to vote at, the meeting of the stockholders of Parent called for the purpose of voting on matters referred to in section 2.1, or (ii) to take action by written consent of the stockholders of Parent with respect to the matters referred to in Section 2.1; all other securities of Parent (including all options, warrants and other rights to acquire shares of Parent Common Stock) beneficially owned by the Stockholder as of the date of this Agreement; and all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Stockholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Parent are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger. Stockholder agrees that any shares of capital stock of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or over which Stockholder exercises voting power after the execution of this Agreement and prior to the earlier of termination of this Agreement pursuant to Section 6 or the record date for the meeting at which the stockholders of Parent are asked to vote upon the approval and adoption of the Merger Agreement and the approval of the First Step Merger, shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

2. Voting.

2.1 Agreement to Vote Shares. Each Stockholder hereby agrees to appear, or cause the holder of record (the “Record Holder”) of any shares of Parent Common Stock included in such Stockholder’s Shares on any applicable record date to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of the stockholders of Parent and at any adjournment thereof and on every action or approval by written consent or resolution of the stockholders of Parent for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a “Meeting”). Prior to the Expiration Date, at every Meeting, each Stockholder shall vote or cause the Record Holder to vote, such Shares:

(a) in favor of approval of the First Step Merger and the Merger Agreement and the transactions contemplated thereby, and any matter that could reasonably be expected to facilitate the First Step Merger; and

(b) against any action which would, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the First Step Merger or any of the other transactions contemplated by the Merger Agreement.

Stockholder further agrees not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, any provision contained in this Section 2.1.

2.2 Obligations as Director and/or Officer. If at any time prior to the Expiration Date, a Stockholder (or any affiliate of Stockholder) is a member of the board of directors of Parent (“Director”) or an officer of Parent (“Officer”), nothing in this Agreement shall be deemed to limit or restrict such Stockholder’s ability to act or vote in his or her capacity as a Director or Officer in any manner he or she so chooses, it being agreed and understood that this Agreement shall apply to such Stockholder solely in his or her capacity as a stockholder of Parent and shall not apply to his or her actions, judgments or decisions as a Director or Officer.

3. Irrevocable Proxy. Promptly after the execution of this Agreement, each Stockholder shall execute and deliver to the Company a duly executed proxy in a form reasonably acceptable to the Company (a “Proxy”) with respect to each and every Meeting or action or approval by written consent or resolution of the stockholders of Parent, such Proxy to cover the total number of such Stockholder’s Shares held of record at any such meeting or in connection with any such written consent which calls for the vote of the stockholders of Parent to approve the First Step Merger, the Merger Agreement, the transactions contemplated thereby, or any matter that could reasonably be expected to facilitate the First Step Merger.

4. Representations, Warranties and Covenants of Each Stockholder. Each Stockholder hereby represents, warrants and covenants to the Company as follows:

4.1 Stockholder is the beneficial owner of the number of Shares and options to purchase Shares listed opposite his, her or its name on Schedule A. The number of Shares set forth on Schedule A are the only Shares beneficially owned by Stockholder and, except as set forth on Schedule A, Stockholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of Parent and has no other interest in or voting rights with respect to any securities of Parent. As of the date hereof, except as set forth on the signature page hereto, (i) such Stockholder’s Shares are free and clear of any liens, claims, options, charges or other encumbrances, (ii) none of such Stockholder’s Shares are deposited into a voting trust with voting instructions inconsistent with any of the provisions of Section 2; and (iii) other than a Proxy, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of such Stockholder’s Shares that is inconsistent with any of the provisions of Section 2.

4.2 Stockholder has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and a Proxy, and to perform its obligations hereunder and thereunder. This Agreement has been (and a Proxy will be) duly executed and delivered by such Stockholder and constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 The execution and delivery of this Agreement and a Proxy by such Stockholder do and will not, and the performance of this Agreement and a Proxy by such Stockholder will not result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (as defined in the Merger Agreement) (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of such Stockholder’s Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of his, her or its affiliates or properties is or may be bound or affected.

4.4 Subject to and without limiting in any respect, Section 2.2, Stockholder shall not advise or counsel or seek to advise or counsel any Person to vote against the First Step Merger, any of the other transactions contemplated by the Merger Agreement, or any matter that could reasonably be expected to facilitate the First Step Merger.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

5.1 The Company has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

7. Miscellaneous.

7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Stockholder as a stockholder of Parent only with respect to the specific matters set forth herein.

7.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of any Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity and each Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

7.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to a Stockholder, at the address set forth below such Stockholder’s signature on the signature page hereto with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1010

Attention: Paul “Chip” L. Lion III, Esq.

Facsimile: (650) 494-0792

(b)	If to the Company:

Centra Software, Inc.

430 Bedford St.

Lexington, MA 02420

Attention: Melinda Brown, General Counsel

Facsimile: (781) 897-8188

with a copy to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02110

Attention: Robert L. Birnbaum, Esq.

Facsimile: (617) 832-7000

or to such other address as any party hereto may designate for itself by notice given as herein provided.

7.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of laws.

7.7 Entire Agreement. This Agreement and each Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

7.8 Counterparts; Delivery by Facsimile. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. This Agreement may be delivered by facsimile.

7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

7.10 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by each Stockholder and the Company in this Agreement shall survive until, but terminate at, the Expiration Date.

7.11 Waiver of Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the First Step Merger or any related transaction that each such Stockholder or any other Person may have by virtue of the ownership of any Shares.

7.12 Non-Exclusivity. The rights and remedies of the Company or any Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which either the Company or any Stockholder may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Company and each Stockholder under this Agreement, and the obligations and liabilities of the Company and each Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit the Company’s obligations or any Stockholder’s obligations, or the rights or remedies of the Company or any Stockholder, under any agreement between the Company and any Stockholder, and nothing in any such agreement shall limit any of the Company’s or any Stockholder’s obligations, or any of the rights or remedies of the Company or any Stockholder, under this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COMPANY CENTRA SOFTWARE, INC.

By:
Name:
Title:

Signature Page to Parent Stockholder Voting Agreement

STOCKHOLDER [NAME]

(Signature)

(Print Name)

(Print Address)

(Print Address)

(Print Telephone Number)

(Print Facsimile Number)

(Social Security or Tax I.D. Number)

Number of shares of Parent beneficially owned by Stockholder on the date of this Agreement:

Common Stock:	shares of Parent Common Stock

Stock Options:

Signature Page to Parent Stockholder Voting Agreement

SCHEDULE A

SCHEDULE OF STOCKHOLDERS

Name of Stockholder	Shares of Common Stock	Stock Options
Bobby Yazdani	1,586,697	215,000

Pequot Private Equity Fund III, L.P.	2,344,063	0
Pequot Offshore Private Equity Partners III, L.P.	330,437	0

Sequoia Capital IX	217,180	0
Sequoia Capital IX Principals Fund	40,087	0
Sequoia Capital Entrepreneurs Annex Fund	33,430	0
Sequoia Capital Franchise Fund	767,441	0
Sequoia Capital Franchise Partners	104,651	0

ANNEX C

[Banc of America Securities LLC Letterhead]

October 4, 2005

Board of Directors

Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, CA 94065

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Saba Software, Inc. (the “Purchaser”) of the consideration proposed to be paid by the Purchaser provided for in the Agreement and Plan of Reorganization (the “Agreement”) proposed to be entered into among the Purchaser, Spruce Acquisition, LLC, a wholly owned subsidiary of the Purchaser (“Merger Sub”), and Centra Software, Inc. (the “Company”). As more fully described in the Agreement, the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving corporation in the Merger, and each outstanding share of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into the right to receive (i) 0.354 shares of common stock, par value $0.001 per share, of the Purchaser (“Purchaser Common Stock”) and (ii) $0.663 in cash. The terms and conditions of the Merger are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser, respectively;

(iii) reviewed the near-term expectations of the Company’s management for the financial performance of the Company for the remainder of calendar year 2005 (the “Company Forecasts”) and certain financial forecasts relating to the Company prepared by the management of the Purchaser for calendar years 2006 through 2010 (the “Purchaser’s Company Forecasts”);

(iv) reviewed certain financial forecasts relating to the Purchaser prepared by the management of the Purchaser (the “Purchaser Forecasts”);

(v) reviewed and discussed with senior executives of the Purchaser information relating to certain cost savings anticipated by management of the Purchaser to result from the Merger (the “Cost Savings”);

(vi) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company and the Purchaser and discussed the past and current operations, financial condition and prospects of the Purchaser with senior executives of the Purchaser;

(vii) reviewed the potential pro forma financial impact of the Merger on the Purchaser’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(viii) reviewed information relating to the relative contributions of the Company and the Purchaser to the combined company;

(ix) reviewed the reported prices and trading activity for the Company Common Stock and the Purchaser Common Stock;

(x) compared the financial performance of the Company and the Purchaser and the prices and trading activity of the Company Common Stock and the Purchaser Common Stock with that of one another and certain other publicly traded companies we deemed relevant;

(xi) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

Board of Directors

Saba Software, Inc.

October 4, 2005

(xii) participated in discussions and negotiations among representatives of the Company and the Purchaser and their respective advisors;

(xiii) reviewed the October 4, 2005 draft of the Agreement (the “Draft Agreement”); and

(xiv) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. As you are aware, we have not been provided with, and did not have access to, current financial projections for the Company prepared by the Company’s management for periods beyond December 31, 2005 and, accordingly, have relied, at the Purchaser’s direction, upon the Purchaser’s Company Forecasts for such periods. However, the Company has advised us that the Purchaser’s Company Forecasts for calendar years 2006 and 2007 are a reasonable basis upon which to evaluate the future financial performance of the Company for such periods. With respect to the Company Forecasts, we have assumed, upon the advice of the Company and at the direction of the Purchaser, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the near term financial performance of the Company. With respect to the Purchaser’s Company Forecasts, Purchaser Forecasts and Cost Savings, we have assumed, at the direction of the Purchaser, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Purchaser as to the future financial performance of the Company and the Purchaser and other matters covered thereby. In arriving at our opinion, we have relied, at the direction of the Purchaser, upon the assessments of the management of the Purchaser as to the ability of the Purchaser to achieve the Cost Savings, and we have assumed, at the direction of the Purchaser, that such Cost Savings will be realized in the amounts and at the times projected. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Purchaser, nor have we been furnished with any such valuations or appraisals. We have assumed, with your consent, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed, at the direction of the Purchaser, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us and that the Merger will be consummated as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof. We have relied upon, without independent verification, the assessment by the managements of the Company and the Purchaser of their respective technology and products, and the integration of the Company’s technology with the Purchaser’s technology and the timing of introduction of future products incorporating such technology.

We express no view or opinion as to any terms or aspects of the transactions contemplated by the Agreement other than the consideration to be paid by the Purchaser to the extent expressly specified herein. In addition, no opinion is expressed as to the relative merits of the Merger in comparison to other transactions available to the Purchaser or in which the Purchaser might engage or as to whether any transaction might be more favorable to the Purchaser as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of the Purchaser to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Purchaser Common Stock actually will be when issued pursuant to the Merger or the prices at which Purchaser Common Stock or Company Common Stock will trade at any time.

We have acted as sole financial advisor to the Board of Directors of the Purchaser in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the execution and delivery of the Agreement and a significant portion of which is contingent upon the consummation of the Merger. We or our affiliates have provided and in the future may provide financial advisory and financing services to the Purchaser and have received or in the future may receive fees for the rendering of these services. In the ordinary

Board of Directors

Saba Software, Inc.

October 4, 2005

course of our businesses, we and our affiliates may actively trade securities of the Company and the Purchaser for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities.

It is understood that this letter is for the benefit and use of the Board of Directors of the Purchaser in connection with and for the purposes of its evaluation of the Merger. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. In addition, we express no opinion or recommendation as to how any stockholder should vote at the stockholders’ meetings held in connection with the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be paid by the Purchaser in the proposed Merger is fair, from a financial point of view, to the Purchaser.

Very truly yours,

/s/ Banc of America Securities LLC
BANC OF AMERICA SECURITIES LLC

ANNEX D

October 5, 2005

CONFIDENTIAL

Board of Directors

Centra Software, Inc.

430	Bedford St.

Lexington, MA 02420

Dear Members of the Board:

We understand that Centra Software, Inc. (“Centra” or the “Company”), Saba Software, Inc. (“Saba” or “Parent”), Saba Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), and Saba Acquisition, LLC, a subsidiary of Parent (“Merger Sub 2”), propose to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which Company will merge with and into Merger Sub (the “Merger”). Pursuant to the Merger, each issued and outstanding share of Centra common stock other than shares cancelled pursuant to Section 1.6(c) of the Agreement or Dissenting Shares (as defined in the Agreement), will be converted into the right to receive (x) 0.354 of a share of Saba common stock; (y) $0.663 in cash (the “Cash Consideration”); and (z) cash in lieu of fractional shares in accordance with Section 1.6(f) of the Agreement ((x), (y) and (z) together are referred to as the “Merger Consideration”). Following the effectiveness of the Merger, the Company, as a wholly-owned subsidiary of Saba, will be merged with and into Merger Sub 2. The terms and conditions of the Merger are more fully detailed in the Agreement.

You have requested our opinion as to whether, as of the date hereof, the Merger Consideration is fair from a financial point of view to holders of Centra common stock.

Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies Broadview”), provides investment banking services, including merger and acquisition advisory services, to information technology (“IT”), communications, healthcare technology, and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications, healthcare technology, and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Centra’s Board of Directors and will receive fees from Centra upon delivery of this opinion and upon the successful conclusion of the Merger. In addition, the Company has agreed to indemnify Jefferies Broadview and its affiliates in connection with its engagement and to reimburse certain of our expenses. In the ordinary course of their businesses, Jefferies Broadview and its affiliates may publish research reports regarding the securities of the Company or Parent or their respective affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

In rendering our opinion, we have, among other things:

1) reviewed the terms of the Agreement in the form of the draft dated October 4, 2005 furnished to us by Centra’s legal counsel on October 5, 2005, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

2) reviewed Centra’s annual report on Form 10-K for the fiscal year ended December 31, 2004, including the audited financial statements included therein, Centra’s quarterly report on Form 10-Q for the period ended June 30, 2005, including the unaudited financial statements included therein and the preliminary forecast results for the quarter ended September 30, 2005 in draft and unaudited form, prepared and furnished to us by Centra management;

3) reviewed certain internal financial and operating information for Centra, including quarterly financial projections through fiscal year 2006, prepared and furnished to us by Centra management;

4) reviewed certain financial projections for Centra through fiscal year 2006, prepared by Saba management and its financial advisors and furnished to us by Saba’s financial advisors;

CONFIDENTIAL

Centra Software, Inc. Board of Directors	October 5, 2005
Page 2

5) participated in discussions with Centra management concerning the operations, business strategy, current financial performance and prospects for the Company;

6) discussed with Centra management its view of the strategic rationale for the Merger;

7) reviewed the recent reported closing prices and trading activity for Centra common stock;

8) compared certain aspects of Centra’s financial performance with those of public companies we deemed comparable;

9) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

10) reviewed Saba’s press release dated September 29, 2005 relating to the unaudited results for the quarter ended August 31, 2005 and Saba’s annual report on Form 10-K for the fiscal year ended May 31, 2005, including the audited financial statements included therein;

11) reviewed certain internal financial and operating information for Saba, including quarterly financial projections through Saba’s fiscal year 2008, prepared by Saba management and furnished to us by Saba’s financial advisors;

12) reviewed certain equity research analyst reports covering Saba;

13) reviewed the recent reported closing prices and trading activity for Saba common stock;

14) discussed with Saba management its view of the strategic rationale for the Merger;

15) compared certain aspects of Saba’s financial performance with those of public companies we deemed comparable;

16) participated in discussions with Saba management concerning the operations, business strategy, current financial performance and prospects for Saba;

17) reviewed the anticipated effect of the Merger on the future financial performance of the consolidated entity, prepared by Saba management and its financial advisors and furnished to us by Saba’s financial advisors;

18) assisted in negotiations and discussions related to the Merger among Centra, Saba and their respective financial and legal advisors; and

19) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Centra, Saba or their respective advisors. With respect to the financial projections and assumptions regarding the anticipated effect of the Merger on the future financial performance of the consolidated entity examined by us, we have assumed, with your permission, that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Centra and Saba as to the future performance of Centra and Saba, respectively. With respect to the financial projections for Centra furnished to us by Saba’s financial advisors, these projections have been reviewed by management of Centra, and management has confirmed that these projections are the most reasonable forecast of Centra’s financial performance. We have also assumed, with your permission, that in the course of obtaining the regulatory and third party approvals, consents and releases necessary for the consummation of the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Merger and that the Merger will be consummated in accordance with applicable laws and regulations and the terms of the Agreement as set forth in the October 4, 2005 draft thereof,

CONFIDENTIAL

Centra Software, Inc. Board of Directors	October 5, 2005
Page 3

without waiver, amendment or modification of any material term, condition or agreement. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We understand the parties may seek to refinance certain debt of the combined companies but have assumed, for purposes of our opinion, that closing of the Merger is not contingent on the closing of any such refinancing. We have not made or taken into account any independent appraisal or valuation of any of Centra’s or Saba’s assets or liabilities, contingent or otherwise, or conducted any investigation into the business of Saba or Centra other than as set forth herein. We express no view as to the arrangements agreed between Centra and Saba regarding payment of the Cash Consideration or the federal, state or local tax consequences of the Merger.

For purposes of this opinion, we have assumed that Centra and Saba are not currently involved in any material transaction other than the Merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we have no obligation to update, revise or reaffirm the opinion. We express no opinion as to the price at which shares of Saba common stock will trade at any time in the future.

This opinion is rendered solely with respect to the aggregate consideration to be received by holders of Centra common stock in the Merger, and we express no opinion as to the fairness of any particular form or combination of consideration available to holders of Centra common stock.

Based upon and subject to the foregoing qualifications and limitations and those set forth below, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to holders of Centra common stock.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Centra in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Centra common stock, or any other person, as to how such person should vote on or act with respect to the Merger. This opinion may not be used for any other purpose whatsoever or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; except that this opinion may be included in its entirety, if required, in any proxy statement filed by the Company in respect of the Merger with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel in our sole discretion.

Sincerely,

/s/ JEFFERIES BROADVIEW
Jefferies Broadview, A division of Jefferies & Company, Inc.

ANNEX E

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(APPRAISAL RIGHTS)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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